Use these links to rapidly review the document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 1)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

Yintech Investment Holdings Limited
(Name of the Issuer)

Yintech Investment Holdings Limited
Yinke Holdings Ltd
Yinke Merger Co. Ltd
Wenbin Chen
Coreworth Investments Limited
Yinke Management Holdings Ltd
Ming Yan
Harmony Creek Investments Limited
Ningfeng Chen
Rich Horizon Investments Limited
Sina Corporation
MeMeStar Limited
Sino August Investment Limited
Bingsen Chen
Pan Hou Capital Management Limited
Lanxiang Wang
Chang Qing Investment Management Company Limited
Juehao Li
Orchid Asia VI, L.P.
Orchid Asia V Co-Investment, Limited
OAVI Holdings, L.P.
Orchid Asia VI GP, Limited
Orchid Asia V Group Management, Limited
Orchid Asia V Group, Limited
AREO Holdings Limited
YM Investment Limited
The Li Family (PTC) Limited
Lam Lai Ming
Fanghai Yu
Yu Zou
Dongda Zou
Qin Wang
Youbin Leng
Jigeng Chen
Pingsen Chen
Dikuo Bo
Xinzhou Tang
(Name of Person(s) Filing Statement)

Ordinary Shares, par value US$0.00001 per share*
American Depositary Shares, each representing twenty Ordinary Shares
(Title of Classes of Securities)

98585M108**
(CUSIP Number of Classes of Securities)

Yintech Investment Holdings Limited 3rd Floor, Lujiazui Investment Tower No.360 Pudian Road, Pudong District, Shanghai, 200125, People's Republic of China Attention: Di Qian Tel: +86 (21) 2028 8020	Yinke Holdings Ltd
Yinke Merger Co. Ltd
Wenbin Chen
Coreworth Investments Limited
Yinke Management Holdings Ltd
Ming Yan
Harmony Creek Investments Limited
Ningfeng Chen
Rich Horizon Investments Limited
Sina Corporation
MeMeStar Limited
Sino August Investment Limited
Bingsen Chen
Pan Hou Capital Management Limited
Lanxiang Wang

Chang Qing Investment Management Company Limited
Juehao Li
Orchid Asia VI, L.P.
Orchid Asia V Co-Investment, Limited
OAVI Holdings, L.P.
Orchid Asia VI GP, Limited
Orchid Asia V Group Management, Limited
Orchid Asia V Group, Limited
AREO Holdings Limited
YM Investment Limited
The Li Family (PTC) Limited
Lam Lai Ming
Fanghai Yu
Yu Zou
Dongda Zou
Qin Wang
Youbin Leng
Jigeng Chen
Pingsen Chen
Dikuo Bo
Xinzhou Tang
c/o 3rd Floor, Lujiazui Investment Tower, 360 Pudian Road
Pudong New Area, Shanghai, 200122, People's Republic of China
Attention: Wenbin Chen
Tel: +86 (21) 2028 8020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

David T. Zhang, Esq. Xiaoxi Lin, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong Tel: +852 3761 3300	Howard Zhang, Esq.
Davis Polk & Wardwell LLP
2201, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing 100004, China
Tel: +86 10 8567 5000

Li He, Esq.
Davis Polk & Wardwell LLP
18th Floor, The Hong Kong Club Building
3A Chater Road
Hong Kong
Tel: +852 2533 3300	Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86-10-6535-5500

This statement is filed in connection with (check the appropriate box):

  ☐The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  ☐The filing of a registration statement under the Securities Act of 1933.

  ☐A tender offer.

  ☒None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****

US$49,023,307.18	US$6,363.23

*
Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares ("ADSs"), each representing twenty (20) ordinary shares, par value US$0.00001 per share, of the Company (the "Ordinary Shares").

**
CUSIP number of the ADSs.

***
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$0.365 for 123,903,040 outstanding Ordinary Shares of the issuer (including shares represented by ADSs) subject to the transaction, plus (b) the product of 16,510,740 Ordinary Shares underlying the outstanding options multiplied by US$0.202 per option share (which is the difference between the US$0.365 per Ordinary Share merger consideration and the exercise price of the options of US$0.163 per Ordinary Share), and plus (c) the product of 1,269,940 Ordinary Shares underlying the outstanding restricted share units multiplied by US$0.365 per Ordinary Share ((a), (b) and (c) together, the "Transaction Valuation").

****
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	US$6,363.23	Filing Party: Yintech Investment Holdings Limited, Yinke Holdings Ltd, Yinke Merger Co. Ltd, Wenbin Chen, Coreworth Investments Limited, Ming Yan, Harmony Creek Investments Limited, Ningfeng Chen, Rich Horizon Investments Limited. Sina Corporation. MeMeStar Limited. Sino August Investment Limited. Bingsen Chen, Pan Hou Capital Management Limited. Lanxiang Wang. Chang Qing Investment Management Company Limited, Juehao Li, Orchid Asia VI, L.P., Orchid Asia V Co-Investment, Limited. OAVI Holdings, L.P., Orchid Asia VI GP, Limited. Orchid Asia V Group Management, Limited. Orchid Asia V Group, Limited, AREO Holdings Limited, YM Investment Limited. The Li Family (PTC) Limited. Lam Lai Ming. Fanghai Yu, Yu Zou. Dongda Zou. Qin Wang, Youbin Leng, Jigeng Chen. Pingsen Chen, Dikuo Bo and Xinzhou Tang
Form or Registration No.:	Schedule 13E-3 (File No. 005-89642)	Date Filed: September 16, 2020

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

i

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

        This amendment No. 1 (this "Amendment No. 1") to the transaction statement pursuant to Rule 13e-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following Persons (each separately, a "Filing Person," and collectively, the "Filing Persons"): (a) Yintech Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the Ordinary Shares, including the Ordinary Shares represented by ADSs, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Yinke Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"); (c) Yinke Merger Co. Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (d) Mr. Wenbin Chen, co-founder, chairman of the board of the directors and chief executive officer of the Company, Coreworth Investments Limited ("Coreworth Investments"), a company incorporated under the laws of the British Virgin Islands and wholly-owned by Mr. Wenbin Chen, and Yinke Management Holdings Ltd ("Yinke Holdco"), a company incorporated under the laws of the Cayman Islands and wholly-owned by Mr. Wenbin Chen; (e) Mr. Ming Yan, co-founder and director of the Company, and Harmony Creek Investments Limited ("Harmony Creek"), a company incorporated under the laws of the British Virgin Islands and wholly-owned by Mr. Ming Yan; (f) Ms. Ningfeng Chen, co-founder and director of the Company, and Rich Horizon Investments Limited ("Rich Horizon"), a company incorporated under the laws of the British Virgin Islands and wholly-owned by Ms. Ningfeng Chen; (g) Sina Corporation ("SINA"), a company incorporated under the laws of the Cayman Islands, and MeMeStar Limited ("MeMeStar"), a company incorporated under the laws of the British Virgin Islands and wholly-owned by SINA, (h) Sino August Investment Limited ("Sino August"), a company incorporated under the laws of the British Virgin Islands, and Bingsen Chen who beneficially owns 100% equity interest in Sino August; (i) Pan Hou Capital Management Limited ("PHC"), a company incorporated under the laws of the British Virgin Islands, and Lanxiang Wang who beneficially owns 100% equity interests in PHC; (j) Chang Qing Investment Management Company Limited ("Chang Qing"), a company incorporated under the laws of the British Virgin Islands, and Juehao Li who beneficially owns 100% equity interest in Chang Qing, (k) Orchid Asia VI, L.P., a Cayman Islands exempted limited partnership, Orchid Asia V Co-Investment, Limited, a company organized and existing under the law of Cayman Islands, OAVI Holdings, L.P., a Cayman Islands exempted limited partnership and the general partner of Orchid Asia VI, L.P., Orchid Asia VI GP, Limited, a Cayman Islands company and the general partner of OAVI Holdings, L.P. and a wholly owned subsidiary of Orchid Asia V Group Management, Limited., Orchid Asia V Group Management, Limited, a Cayman Islands limited company and a wholly-owned subsidiary of Orchid Asia V Group, Limited and also the investment manager of Orchid Asia VI, L.P., Orchid Asia V Group, Limited, a Cayman Islands company and a wholly-owned subsidiary of AREO Holdings Limited, AREO Holdings Limited, a British Virgin Islands company, the controlling shareholder of Orchid Asia V Co-Investment, Limited and wholly-owned by Ms. Lam Lai Ming, YM Investment Limited, a British Virgin Islands company and wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming as the settlor, The Li Family (PTC) Limited as trustee and Ms. Lam Lai Ming and her family members as the beneficiaries, and Ms. Lam Lai Ming; (l) Fanghai Yu; (m) Yu Zou; (n) Dongda Zou;

(o) Qin Wang; (p) Youbin Leng; (q) Jigeng Chen, vice president of the Company; (r) Pingsen Chen, vice president of the Company; (s) Dikuo Bo, vice president of the Company; and (t) Xinzhou Tang, vice president of the Company. Filing Persons (b) through (t) are collectively referred to herein as the "Buyer Group." Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen are collectively referred to herein as the "Founders." Coreworth Investments, Harmony Creek, Rich Horizon, MeMeStar, Sino August, PHC, Chang Qing, Orchid Asia VI, L.P., Orchid Asia V Co-Investment, Limited, YM Investment Limited, Fanghai Yu, Yu Zou, Dongda Zou, Qin Wang, Youbin Leng, Jigeng Chen, Pingsen Chen, Dikuo Bo and Xinzhou Tang are collectively referred to as the "Rollover Shareholders".

        The Items specified by Schedule 13E-3, with page references to the locations where the information required by such Items can be found, are enumerated beginning on page 72 of this Transaction Statement.

SUMMARY

        This summary, together with the "Questions and Answers about the Merger" below, highlights selected information contained in the remainder of this Transaction Statement. This summary does not contain all of the information that may be important to an Unaffiliated Security Holder (as defined below) of the Company. Unaffiliated Security Holders should read this entire Transaction Statement and the other documents to which this Transaction Statement refers for a more complete understanding of the Merger (as defined below) and the related transactions and how they affect Unaffiliated Security Holders.

        The terms "we," "us," "our," and the "Company" as used in this Transaction Statement refer to Yintech Investment Holdings Limited and/or its direct and indirect subsidiaries as the context may require. The term "Yintech Board" refers to the board of directors of the Company. The term "Special Committee" refers to a special committee of independent, disinterested directors of the Company that was formed by the Yintech Board. The term "Unaffiliated Security Holders" is used in this Transaction Statement as such term is defined in Rule 13e-3(a)(4) under the Exchange Act, and refers to holders of Ordinary Shares and ADSs (both as defined below) other than Merger Sub and Parent, and directors and executive officers of the Company and of members of the Buyer Group. The term "Person" refers to a natural person, a partnership, a corporation, a limited liability company, a business trust, a joint share company, a trust, an unincorporated association, a joint venture, a governmental entity or another entity or organization. References to "dollars" and "US$" in this Transaction Statement are to U.S. dollars and references to "RMB" in this Transaction Statement are to Renminbi, the lawful currency of the People's Republic of China (the "PRC" or "China").

The Parties Involved in the Merger

The Company

        The Company is a leading provider of investment and trading services for individual investors in China. The Company strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, the Company is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

        The Company's principal executive offices are located at 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China.

        The Company is the issuer of the Ordinary Shares, par value US$0.00001 per share, including the Ordinary Shares represented by ADSs, each representing twenty (20) Ordinary Shares. ADSs are traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "YIN." As of

September 15, 2020, there were a total of 1,462,138,915 Ordinary Shares issued and outstanding (which, for the avoidance of doubt, exclude 2,885,280 Ordinary Shares that are held by the Company as treasury shares and 4,032,040 Ordinary Shares issued to the Depositary (as defined below) and reserved for issuance upon exercise or vesting of Company Options (as defined below) or Company RSUs (as defined below)).

        For a more complete description of the Company's business, history, and organizational structure, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 27, 2020 (the "Yintech 2019 Form 20-F"), which is incorporated by reference herein. See "Where You Can Find More Information" for instructions on obtaining a copy of the Yintech 2019 Form 20-F.

Parent

        Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Wenbin Chen. Parent is a holding company formed solely for the purpose of holding the equity interest in Merger Sub and completing the transactions contemplated under the Merger Agreement, including the Merger (each as defined below). The principal business address and telephone number of Parent are c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC, +86 (21) 2028 8020. The registered office of Parent is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111 Cayman Islands. Each member of the Buyer Group has entered into that certain Rollover and Contribution Agreement (the "Rollover Agreement") dated as of August 17, 2020 with Parent and Merger Sub, pursuant to which each member of the Buyer Group has irrevocably agreed to contribute their respective Ordinary Shares in the Company to Merger Sub immediately prior to the completion of the Merger (the "Closing") in exchange for newly issued ordinary shares of Parent, such that Merger Sub will hold 1,338,235,875 Ordinary Shares prior to Closing, representing over 90% of the voting power of the Ordinary Shares exercisable in a general meeting of the Company.

Merger Sub

        Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Parent. Merger Sub is a holding company formed solely for the purpose of completing the transactions contemplated under the Merger Agreement, including the Merger (each as defined below). Merger Sub will directly hold 1,338,235,875 Ordinary Shares immediately prior to the Closing. The principal business address and telephone number of Merger Sub are c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC, +86 (21) 2028 8020. The registered office of Merger Sub is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111 Cayman Islands.

Wenbin Chen, Coreworth Investments and Yinke Holdco

        Mr. Wenbin Chen is the co-founder, chairman of the board of the directors and chief executive officer of the Company. Mr. Wenbin Chen is a citizen of Hong Kong Special Administrative Region of the PRC. Coreworth Investments is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Wenbin Chen is the sole shareholder of Coreworth Investments. Yinke Holdco is a company organized and existing under the laws of the Cayman Islands and principally an investment holding vehicle, the shares of which may be distributed to the Rollover Shareholders and directors and employees of the Company following completion of the Merger, based on mutual agreement by and among the Rollover Shareholders. Mr. Wenbin Chen is the sole shareholder of Yinke Holdco. The principal business address and telephone number of each of

Mr. Wenbin Chen, Coreworth Investments and Yinke Holdco is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC, +86 (21) 2028 8020.

Ming Yan and Harmony Creek

        Mr. Ming Yan is the co-founder and director of the Company. Mr. Ming Yan is a citizen of Hong Kong Special Administrative Region of the PRC. Harmony Creek is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Ming Yan is the sole shareholder of Harmony Creek. The principal business address and telephone number of each of Mr. Ming Yan and Harmony Creek is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC, +86 (21) 2028 8020.

Ningfeng Chen and Rich Horizon

        Ms. Ningfeng Chen is the co-founder and director of the Company. Ms. Ningfeng Chen is a citizen of Canada. Rich Horizon is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Ms. Ningfeng Chen is the sole shareholder of Rich Horizon. The principal business address and telephone number of each of Ms. Ningfeng Chen and Rich Horizon is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC, +86 (21) 2028 8020.

SINA and MeMeStar

        SINA is an exempted company with limited liability incorporated under the laws of the Cayman Islands. SINA is a leading online media company serving China and the Chinese communities. MeMeStar Limited, a wholly-owned subsidiary of SINA, is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. The principal business address and telephone number of SINA and MeMeStar Limited is c/o 7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China, +86 (10) 8262 8888.

Bingsen Chen and Sino August

        Bingsen Chen is the sole director and sole shareholder of Sino August and a citizen of the People's Republic of China. Sino August is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. The principal business address and telephone number of each of Bingsen Chen and Sino August is c/o Sino August Investment Limited, Room 1706, Shangnan Building, No. 111 Yuntai Road, Pudong New District, Shanghai, P.R. China 200126, +86 (591) 8783 1989.

Lanxiang Wang and PHC

        Lanxiang Wang has served as a director of Shanghai Zhanshan Marketing Center from December 2018. Shanghai Zhanshan Marketing Center is principally engaged in the business of providing marketing strategy and planning services with its business address at No.59 Xibei Road, Lvxiang Town, Jinshan District, Shanghai, P.R. China. Lanxiang Wang has also served as a deputy general manager of Fuzhou Jin Li Da Jewelry Co., Ltd. from January 2015. Fuzhou Jin Li Da Jewelry Co., Ltd. is principally engaged in the production and distribution of gold and silver jewelry with its business address at No.92 Xue Jun Road, Taijiang District, Fuzhou, Fujian, P.R. China. Lanxiang Wang is a citizen of the People's Republic of China. PHC is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Lanxiang Wang is the sole shareholder of PHC. The principal business address and telephone number of each of Lanxiang Wang and PHC is c/o 29th Floor, Building 2, 759 Yanggao South Road, Pudong New Area, Shanghai, P.R. China 200090, +86 (21) 6837 3062.

        During the last five years, neither Lanxiang Wang nor PHC has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Juehao Li and Chang Qing

        Juehao Li is the sole director and sole shareholder of Chang Qing and a citizen of Hong Kong Special Administrative Region of the PRC. Chang Qing is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. The principal business address and telephone number of each of Juehao Li and Chang Qing is c/o Room 202, Building 6, No. 3539 Dongfang Road, Pudong New Area, Shanghai, P.R. China 200134, +86 132 4838 6650.

Orchid Filing Persons

        Orchid Asia VI, L.P. is an exempted limited partnership, organized and existing under the laws of the Cayman Islands, which is principally engaged in acquiring, holding and disposing of interests in various companies for investment purposes. OAVI Holdings, L.P., a Cayman Islands exempted limited partnership, is the general partner of Orchid Asia VI, L.P.. Orchid Asia VI GP, Limited, a Cayman Islands company, is the general partner of OAVI Holdings, L.P., which is in turn a wholly owned subsidiary of Orchid Asia V Group Management, Limited. Orchid Asia V Group Management, Limited, a Cayman Islands limited company, is a wholly-owned subsidiary of Orchid Asia V Group, Limited and is also the investment manager of Orchid Asia VI, L.P.. Orchid Asia V Group, Limited, a Cayman Islands company, is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited, a British Virgin Islands company, is wholly-owned by Ms. Lam Lai Ming, a citizen of Hong Kong Special Administrative Region of the PRC. AREO Holdings Limited is also the controlling shareholder of Orchid Asia V Co-Investment, Limited. Orchid Asia V Co-Investment, Limited is an investment holding vehicle and a company organized and existing under the law of Cayman Islands.

        The principal business address and telephone number of Orchid Asia VI, L.P., OAVI Holdings, L.P., Orchid Asia VI GP, Limited, Orchid Asia V Group Management, Limited, Orchid Asia V Group, Limited is: c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands, +852 2115 8121. The principal business address and telephone number of Orchid Asia V Co-Investment, Limited is: c/o Corporate Management Solutions (Cayman) ltd. Two Artillery Court, 2/F, 161 Shedden Road PO box 799, George Town Grand Cayman, KY1-1103 Cayman Islands, +852 2115 8121. The principal business address and telephone number of AREO Holdings Limited is c/o Vistra Corporate Services Centre Wickhams Cay II, Road Town Tortola, VG 1110, British Virgin Islands, +852 2115 8121.

        YM Investment Limited is an investment holding vehicle and a company organized and existing under the law of British Virgin Islands. YM Investment Limited is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming as the settlor, The Li Family (PTC) Limited as trustee and Ms. Lam Lai Ming and her family members as the beneficiaries.

        The principal business address and telephone number of YM Investment Limited is: c/o Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, +852 2115 8121. The principal business office and telephone number of The Li Family (PTC) Limited is c/o 80 Main Street, P.O. Box 3200, Road Town, Tortola, VG 1110, British Virgin Islands, +852 2115 8121.

        The principal business address and telephone number of Ms. Lam Lai Ming is c/o V&G Global Fund Services (Hong Kong) Limited, Suite 2901, 29th Floor, The Center 99 Queen's Road Central, Central, Hong Kong, +852 2115 8121.

Fanghai Yu

        Fanghai Yu is a citizen of the People's Republic of China. Fanghai Yu has served as the director of Beijing Hui Tong Fang De Asset Management Co., Ltd. since June 2019. Beijing Hui Tong Fang De Asset Management Co., Ltd. is principally engaged in the business of asset management, with its principal business address at Room 1806, 15F, Building 1, No.12, Guanghua Road (Bing), Chaoyang District, P.R. China. Fanghai Yu served as a general manager of Jin Qiu Department Store from February 2015 to December 2018. Jin Qiu Department Store is principally engaged in the business of sales with its principal business address at No.3, 1/F, Building 5, No.588 Hongwu Road, District A, Hongcheng Market, Nanchang, Jiangxi, P.R. China. The principal business address and telephone number of Fanghai Yu is Room 1806, 15F, Building 1, No.12, Guanghua Road (Bing), Chaoyang District, P.R. China, +86 186 0708 8775.

        During the last five years, Fanghai Yu has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Yu Zou

        Yu Zou is a citizen of the People's Republic of China. Yu Zou has served as the finance director of Jingde Town Huaming Cultural Development Co., Ltd. since September 2019. Prior to that, Yu Zou was an investor. Jingde Town Huaming Cultural Development Co., Ltd. is principally engaged in the business of the sales and distribution of china produced in Jingde Town with its principal business address at Mingfang Road, Mingfang Yuan, Changnan New District, Jingde Town, Jiangxi, P.R. China. The principal business address and telephone number of Yu Zou is Mingfang Road, Mingfang Yuan, Changnan New District, Jingde Town, Jiangxi, P.R. China, +86 186 0700 8630.

        During the last five years, Yu Zou has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Dongda Zou

        Dongda Zou is a citizen of the People's Republic of China. Dongda Zou has served as the director of Bo Yi Cultural Development Co., Ltd. since April 2017. Bo Yi Cultural Development Co., Ltd. is principally engaged in the business of the sales and distribution of cultural products with its principal business address at Room105, No.6 Baohua Road, Hengqing New District, Zhuhai, P.R. China. Dongda Zou served as the general manager of Jin Hua He Tai Plastic Products Production Co., Ltd. from March 2014 to December 2016. Jin Hua He Tai Plastic Products Production Co., Ltd. is principally engaged in the business of production of plastic products with its principal business address at Zhuma Industrial Park, Jinhua, Zhejiang, P.R. China. The principal business address and telephone number of

Dongda Zou is Room105, No.6 Baohua Road, Hengqing New District, Zhuhai, P.R. China, +86 139 1135 5133.

        During the last five years, Dongda Zou has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Qin Wang

        Qin Wang is a citizen of the People's Republic of China. Qin Wang has served as the director of Jingde Town Huaming Cultural Development Co., Ltd. since November 2019. Jingde Town Huaming Cultural Development Co., Ltd. is principally engaged in the business of the sales and distribution of china produced in Jingde Town, with its principal business address at Mingfang Road, Mingfang Yuan, Changnan New District, Jingde Town, Jiangxi, P.R. China. Qin Wang served as the general manager of Guangdong Jin Xiang Yin Rui Precious Metals Management Co., Ltd., Beijing Branch, a company principally engaged in the brokerage business with its principal business address at Room 1608, Derun Tower B, Jia No.3 Yong An Dong Li, Chaoyang District, Beijing, P.R. China, from July 2012 to June 2017. The principal business address and telephone number of Qin Wang is Mingfang Road, Mingfang Yuan, Changnan New District, Jingde Town, Jiangxi, P.R. China, +86 134 3688 1745.

        During the last five years, Qin Wang has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Youbin Leng

        Youbin Leng is a citizen of the People's Republic of China. Youbin Leng has served as the chairman of Heilongjiang Feihe Dairy Co., Ltd. for the last five years. Heilongjiang Feihe Dairy Co., Ltd. is principally engaged in the business of manufacturing and distribution of dairy products. The principal business address and telephone number of each of Heilongjiang Feihe Dairy Co., Ltd. and Youbin Leng is Star City Int'l Bldg., 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, P.R. China 100016, +86 (452) 6107 006.

        During the last five years, Youbin Leng has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Jigeng Chen

        Jigeng Chen is a citizen of the People's Republic of China. Jigeng Chen has served as the vice president of the Company for the last five years. The principal business address and telephone number of Jigeng Chen and the Company is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC, +86 (21) 2028 8020.

        During the last five years, Jigeng Chen has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Pingsen Chen

        Pingsen Chen is a citizen of the People's Republic of China. Pingsen Chen has served as the vice president of the Company since April 2017. Before co-founding Gold Master (HK) Company Limited ("Gold Master"), Mr. Chen served as manager of Fuzhou Ruixin Investment Management Co., Ltd. during 2011 to 2012. Mr. Chen served as general manager when the Company acquired Gold Master in August 2016. He also studied Finance at Xiamen University during March 2013 to July 2015. The principal business address and telephone number of Pingsen Chen and the Company is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC, +86 (21) 2028 8020.

        During the last five years, Pingsen Chen has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Dikuo Bo

        Dikuo Bo is a citizen of the People's Republic of China. Dikuo Bo has served as the vice president of the Company for the last five years. The principal business address and telephone number of Dikuo Bo and the Company is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC, +86 (21) 2028 8020.

        During the last five years, Dikuo Bo has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Xinzhou Tang

        Xinzhou Tang is a citizen of the People's Republic of China. Xinzhou Tang has served as the vice president of the Company since April 2019. Prior to being promoted to the vice president of the Company, Mr. Tang served as the Company's general manager of Ronghui business unit from March 2013 to April 2019. The principal business address and telephone number of Xinzhou Tang and the Company is c/o 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, the PRC, +86 (21) 2028 8020.

        During the last five years, Xinzhou Tang has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger Agreement and the Plan of Merger

        On August 17, 2020, the Company, Parent and Merger Sub entered into an agreement and plan of merger (the "Merger Agreement"), which includes a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Exhibit A to the Merger Agreement (the "Plan of Merger"). Following satisfaction of the conditions under the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger") through a "short-form" merger in accordance with Part XVI and in particular Section 233(7) of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "Cayman Islands Companies Law"), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Law, the "Surviving Company") resulting from the Merger.

        The following summary describes the material terms of the Merger Agreement, including the Plan of Merger, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Exhibit (d)(1) to this Transaction Statement. Unaffiliated Security Holders should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this Transaction Statement, are the legal documents that govern the Merger.

The Merger

        At the Effective Time (as defined below), Merger Sub will merge with and into the Company through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Law. We expect the Merger to take place soon after twenty (20) days following the date of the mailing of this Transaction Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws, after all the closing conditions to the Merger have been satisfied or waived in accordance with the Merger Agreement (the effective date of the Merger, the "Effective Time"). Following the Effective Time of the Merger, ADSs will no longer be listed on NASDAQ, and the Company will cease to be a publicly-traded company and will be a privately-held, direct wholly-owned subsidiary of Parent.

Merger Consideration

        Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time, (i) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below) and Ordinary Shares represented by ADSs) will be cancelled in exchange for the right to receive US$0.365 in cash per Ordinary Share without interest (subject to adjustment as described below) (the "Per Share Merger Consideration"); (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Ordinary Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$7.30 in cash per ADS without interest (subject to adjustment as described below) (the "Per ADS Merger Consideration"), (less a US$0.05 per ADS cancellation fee and a US$0.04 per ADS depositary services fee, if that fee has not already been collected pursuant to the terms of the deposit agreement (the "Deposit Agreement"), dated as of March 24, 2016, by and among the Company, The Bank of New York Mellon, as depositary for ADSs (the "Depositary"), and all owners and holders from time to time of ADSs issued thereunder).

        The Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, will be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Ordinary Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Ordinary Shares or ADSs, as applicable, effectuated after the date of the Merger Agreement and prior to the Effective Time, so as to provide the holders of Ordinary

Shares or ADSs, as applicable, with the same economic effect as contemplated by the Merger Agreement prior to such event and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable (the "Consideration Adjustment").

        The "Excluded Shares" include (a) 1,338,235,875 Ordinary Shares held by the members of the Buyer Group which will be contributed to Merger Sub prior to the Closing, (b) any other Ordinary Shares (including Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their respective subsidiaries, and (c) Ordinary Shares (including Ordinary Shares represented by ADSs) held by the Depositary, the Company and the Company's representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options (as defined below) or Company RSUs (as defined below).

Treatment of Company Options

        Each option to purchase the Ordinary Shares granted under the Company's Second Amended and Restated 2013 Share Option Scheme and Fourth Amended and Restated 2014 Share Option Scheme in accordance with the terms thereof (each a "Company Option") that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, will be cancelled as of the Effective Time, automatically and without action by the holder of such granted Company Option, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Ordinary Share subject to such Company Option (the "Exercise Price"), multiplied by (ii) the number of Ordinary Shares underlying such Company Option (the "Option Consideration"), which amount will be paid as promptly as practicable following the Effective Time by the Surviving Company; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option will be cancelled without any payment therefor.

Treatment of Company RSUs

        Each restricted share unit granted under the Company's Third Amended and Restated Pre-IPO RSU Scheme (together with the Company's Second Amended and Restated 2013 Share Option Scheme and Fourth Amended and Restated 2014 Share Option Scheme, collectively, the "Company Equity Plans") in accordance with the terms thereof (each a "Company RSU") that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, will be cancelled as of the Effective Time, automatically and without action by the holder of such granted Company RSU, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of the Ordinary Shares underlying such Company RSU (the "RSU Consideration"), which amount will be paid as promptly as practicable following the Effective Time by the Surviving Company.

Representations and Warranties

        The Merger Agreement contains representations and warranties made by the Company to Merger Sub and Parent and representations and warranties made by Merger Sub and Parent to the Company as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to Unaffiliated Security Holders, and may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the

Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by (a) reference to its public disclosures with the SEC since January 1, 2018 and prior to the date of the Merger Agreement and (b) any matters with respect to which any of Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen (each a "Founder" and collectively "Founders") has actual knowledge of, or after reasonable inquiry and investigation would reasonably be expected to have actual knowledge of.

        "Material Adverse Effect" as used in the Merger Agreement means any change, effect, development, circumstance, condition, state of facts, event or occurrence (each an "Effect" and collectively "Effects") that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of the Company and its subsidiaries, taken as a whole, or materially delay or prevent the consummation of the Merger and the other transactions contemplated by the Merger Agreement. However, no Effects to the extent resulting or arising from the following, either alone or in combination, will be deemed to constitute a Material Adverse Effect or will be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company operates; (b) general economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, including changes in interest or exchange rates; (c) any change in GAAP or interpretation thereof; (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable law of or by any governmental entity; (e) any actions taken, or the failure to take any action, as required by the terms of the Merger Agreement or at the request or with the consent of Parent or Merger Sub and any Effect directly attributable to the negotiation, execution or announcement of the Merger Agreement and the transactions contemplated under the Merger Agreement (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable law), and any adverse change in customer, employee (including employee departures), supplier, financing source, lessee, licensor, licensee, sub-licensee, shareholder, joint venture partner or similar relationship resulting therefrom; (f) decline in the price or trading volume of the Ordinary Shares and/or ADSs (provided that the facts or occurrences giving rise or contributing to such decline that are not otherwise excluded from the definition of a "Material Adverse Effect" may be taken into account); (g) any failure by the Company to meet any internal or published projections, budgets, plans or forecasts, estimates, predictions or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period (provided that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a "Material Adverse Effect" may be taken into account); (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, tornados, hurricanes, or other weather conditions or natural calamities or other force majeure events, any epidemic, pandemic, or disease outbreak (including the COVID-19 virus), including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement; and (i) any reduction in the credit rating of the Company or its subsidiaries (provided that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a "Material Adverse Effect" may be taken into account); provided that if any Effect described in clauses (a), (b), (c), (d), and (h) has had a materially disproportionate adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry or industries in which the Company operates, then the incremental impact of such event will be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

        The representations and warranties made by the Company to Merger Sub and Parent include representations and warranties relating to, among other matters:

  •
  the due organization, existence, good standing, and authority to carry on the businesses of the Company and its subsidiaries;

  •
  the capitalization of the Company, including with respect to the number and type of shares;

  •
  the due execution of the Merger Agreement by the Company, and the power and authority of the Company to execute and deliver, and perform its obligations under, the Merger Agreement and the Plan of Merger;

  •
  the Yintech Board having approved the Merger Agreement, the Plan of Merger, and the related transactions;

  •
  there being no required consents and approvals relating to the Company's execution and delivery, or performance of its obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

  •
  the Company having filed with or furnished to the SEC since January 1, 2018 all documents required under the Exchange Act, the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations of the SEC thereunder;

  •
  as of the date of the Merger Agreement, the Company having not received any comments from the staff of SEC with respect to any of the documents filed with or furnished to the SEC by the Company that remain unresolved, or received any inquiry or information request from the staff of the SEC as of the date of the Merger Agreement as to any matters affecting the Company that has not been adequately addressed;

  •
  the Company's audited and unaudited financial statements filed with or furnished to the SEC since January 1, 2018 having been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and having presented fairly, in all material respects, the financial position, results of operations, shareholders' equity, and cash flows of the Company as of and for the periods presented;

  •
  the Company having conducted its business in the ordinary course and consistent with past practice, and no event having occurred that had or would be reasonably expected to have a Material Adverse Effect, since January 1, 2020 through the date of the Merger Agreement;

  •
  none of the information supplied or to be supplied in writing by or on behalf of the Company or any of its subsidiaries for inclusion or incorporation by reference in this Transaction Statement will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

  •
  the Special Committee having received the opinion of Duff & Phelps, LLC ("Duff & Phelps") to the effect that, as of the date of the Merger Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by holders of the Ordinary Shares (other than the Excluded Shares) and ADSs (other than ADSs representing the Excluded Shares), as applicable, is fair, from a financial point of view, to such holders; and

  •
  the absence of any broker's, finder's, or financial advisory fees, other than the fees of Duff & Phelps.

        The representations and warranties made by Merger Sub and Parent to the Company include representations and warranties relating to, among other matters:

  •
  their due organization, existence and good standing;

  •
  the capitalization of Parent and Merger Sub, including with respect to the number and type of shares, and absence of prior activities;

  •
  their due execution of the Merger Agreement and their power and authority to execute and deliver, and perform their obligations under, the Merger Agreement and the Plan of Merger;

  •
  there being no required consents and approvals relating to Merger Sub's or Parent's execution and delivery of, or performance of their obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

  •
  the sufficiency of funds for Merger Sub and the Surviving Company to pay (i) the merger consideration, the aggregate Option Consideration and RSU Consideration and (ii) any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement and all related fees and expenses;

  •
  delivery by the Founders of the duly executed Limited Guarantee (as defined below);

  •
  the absence of litigation, judicial or administrative proceedings, or governmental orders that would reasonably be expected to prevent or impair the completion of the Merger;

  •
  none of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in this Transaction Statement will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

  •
  the absence of any broker's, finder's, or financial advisory fees; and

  •
  other than the Merger Agreement, a limited guarantee in favor of the Company pursuant to which each Founder is guaranteeing certain obligations of Parent and Merger Sub under the Merger Agreement (the "Limited Guarantee"), a confidentiality agreement, dated as of July 7, 2020 by and between the Company and Parent (the "Confidentiality Agreement"), the Rollover Agreement, and a consortium agreement, dated as of August 17, 2020, by and among the Rollover Shareholders (the "Consortium Agreement"), there are no agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub or any of their affiliates (excluding the Company and its subsidiaries), on the one hand, and any directors, officers, employees or shareholders of the Company or any subsidiary of the Company, on the other hand, that relate in any way to the transactions contemplated by the Merger Agreement (other than any agreements, arrangements or understandings entered into after the date of the Merger Agreement that solely relate to matters as of or following the Effective Time and do not in any way affect the securities of the Company outstanding prior to the Effective Time); or (ii) to which Parent or Merger Sub is a party and pursuant to which any management member, director or shareholder of the Company would be entitled to receive consideration in respect of the Company's equity interests of a different amount or nature than the consideration that is provided under the Merger Agreement.

Conduct of Business Pending the Merger

        The Company has agreed that between the date of the Merger Agreement and the Effective Time or the date, if any, on which the Merger Agreement is terminated, except (a) as expressly required by the Merger Agreement; (b) as required by applicable law; or (c) as consented to in writing by Parent

(which consent will not be unreasonably withheld, delayed or conditioned), the Company (i) will (and will cause its subsidiaries to) conduct its business in all material respects in the ordinary course of business and use reasonable best efforts to preserve its business organization intact, and maintain its existing relations and goodwill with customers, suppliers and creditors; (ii) will (and will cause its subsidiaries to) use reasonable best efforts to, keep available the services of their current officers and key employees; and (iii) will not (and will not permit any of its subsidiaries to) take any action that is intended or would reasonably be expected to, result in any of the additional conditions to the Merger under the Merger Agreement not being satisfied or fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

No Solicitation

        The Company has agreed that the Company will, and will cause each of its subsidiaries and instruct each of their respective directors, officers, financing sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives (the "Representatives") acting in such capacity, (i) to immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing in furtherance or for the purpose of encouraging or facilitating a Competing Proposal (as defined below); (ii) not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party with respect to any Competing Proposal; and (iii) not to (A) solicit, initiate, knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal (including by way of furnishing nonpublic information with respect to the Company); (B) engage in or continue any discussions or negotiations with the intent of encouraging a Competing Proposal, or furnish to any other person nonpublic information in furtherance or with the intent of encouraging a Competing Proposal; (C) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement or agreement in principle contemplating or otherwise relating to a Competing Proposal; or (D) propose or agree to do any of the foregoing.

        The Company has also agreed that neither the Yintech Board nor the Special Committee may take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer.

        Notwithstanding the foregoing restrictions, if, the Company or any of its Representatives receives an unsolicited, bona fide written Competing Proposal from any person or group of persons, which Competing Proposal did not arise or result from the Company's breach of the Merger Agreement, if the Special Committee has determined in good faith, after consultation with such independent financial advisors and outside legal counsels as it considers (in its sole discretion) as appropriate or desirable, that such Competing Proposal constitutes or could lead to a Superior Proposal (as defined below) or that failure to take such action would be inconsistent with the directors' fiduciary duties under applicable law, then the Yintech Board or the Special Committee may directly or indirectly through the Company Representatives (A) furnish, pursuant to a confidentiality agreement entered into by and between the Company and such person or group of persons who has made such Competing Proposal which contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, information (including non-public information) with respect to the Company and its subsidiaries to the person or group of persons who has made such Competing Proposal; provided that the Company will provide to Parent any nonpublic information concerning the Company or any of its subsidiaries that is provided to any person given such access which was not previously provided to Parent or its Representatives as soon as reasonably practicable after providing such information to such third party, and (B) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Competing Proposal.

        The Company has agreed to notify Parent promptly (but in no event later than forty-eight (48) hours) after its receipt of any written Competing Proposal, or any written request for nonpublic information relating to the Company or any of its subsidiaries by any person that informs the Company or any of its subsidiaries that it is considering making, or has made, a Competing Proposal, or any written inquiry from any person seeking to have discussions or negotiations with the Company or any of its subsidiaries relating to a possible Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Parent. Such notice will be in writing, and will indicate the identity of the person making the Competing Proposal, inquiry or request and providing copies of such written Competing Proposal, inquiry, request or offer. The Company has agreed that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits it from providing any information to Parent in accordance with the Merger Agreement.

        A "Competing Proposal" means any proposal or offer from any person (other than the Founders, Parent and Merger Sub) or "group," within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its subsidiaries equal to 20% or more of the Company's consolidated assets or to which 20% or more of the Company's revenues or earnings on a consolidated basis are attributable; (ii) acquisition of 20% or more of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs); (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs); (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company's consolidated assets or to which 20% or more of the Company's revenues or earnings on a consolidated basis are attributable; or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Ordinary Shares involved is 20% or more; in each case, other than the transactions contemplated under the Merger Agreement.

        Notwithstanding the foregoing restrictions, prior to the Closing, the Yintech Board (upon the recommendation of the Special Committee) may change, withhold, withdraw, qualify or modify, or resolve to change, withhold, withdraw, qualify or modify, in a manner may be adverse to Parent or Merger Sub, any recommendation or approval that the Yintech Board or the Special Committee has previously made or resolved (a "Change in Recommendation"), or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement in response to a Competing Proposal not solicited in violation of the Merger Agreement, if the Special Committee has determined in good faith, after consultation with such independent financial advisors and outside legal counsels as it considers (in its sole discretion) as appropriate or desirable, that (i) failure to take such action would be inconsistent with the directors' fiduciary duties under applicable law or (ii) such Competing Proposal constitutes a Superior Proposal; provided that (A) the Yintech Board (or any committee thereof, including the Special Committee) has given Parent at least three (3) business days' prior written notice of its intention to take such action (which notice will include an unredacted copy of the Competing Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto and a written summary of the material terms of any Superior Proposal not made in writing), (B) during such three (3) business day period, the Special Committee will have considered in good faith and, if requested by Parent, engaged in good faith discussions with Parent regarding, any revisions to the Merger Agreement proposed in writing by Parent, (C) following the end of such notice period, the Special Committee will have determined in good faith, after consultation with such independent financial advisors and outside legal counsels as it considers (in its sole discretion) as appropriate or desirable, that the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; provided, further, that in the event of any material change to the material terms of such Superior Proposal, the Company will, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above and the notice period in clause (A) will have recommenced and the condition in clauses (B) and (C) will have occurred again, except that the notice period will be at least two (2) business days (rather than the three (3) business days otherwise contemplated by clause (A) above).

        A "Superior Proposal" means any bona fide written Competing Proposal that the Yintech Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with such independent financial advisors and outside legal counsels as it considers (in its sole discretion) as appropriate or desirable, and taking into account such factors as the Special Committee considers appropriate, which may include the legal, regulatory and other aspects of the proposal and the person making the proposal, is more favorable to the Company's shareholders (other than the holders of the Excluded Shares) than the transactions contemplated under the Merger Agreement (taking into account, as the case may be, any revisions to the terms of the Merger Agreement proposed by Parent in response to such proposal or otherwise); provided for purposes of the definition of "Superior Proposal," the references to "20%" in the definition of Competing Proposal will be deemed to be references to "50%;" provided, further, that any such offer will not be deemed to be a "Superior Proposal" if any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the person making such proposal and non-contingent.

        An "Alternative Acquisition Agreement" means any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under the Merger Agreement) (A) constituting or that would reasonably be expected to lead to any Competing Proposal or (B) requiring the Company to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by the Merger Agreement.

        Notwithstanding anything to the contrary under the Merger Agreement, prior to the Closing, the Yintech Board (acting upon recommendation of the Special Committee) or the Special Committee may effect a Change in Recommendation or direct the Company to terminate the Merger Agreement (other than in response to a Superior Proposal) (such a termination, the "Intervening Event Termination") if and only if (i) any material development, fact, event, change, effect, occurrence or circumstance that was not known to, or, if known, the consequences of which were not reasonably foreseeable by, the Special Committee prior to execution of the Merger Agreement, that becomes known to the Yintech Board or the Special Committee after execution of the Merger Agreement and prior to the Closing (an "Intervening Event"); provided that in no event will the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a Competing Proposal or any matter relating thereto or (y) any change in the price of the Ordinary Shares or ADSs (provided that the exception to this clause (y) will not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Yintech Board has first reasonably determined in good faith, after consultation with outside legal counsels it considers (in its sole discretion) as appropriate or desirable, that failure to do so would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable law, (iii) at least three (3) business days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action which notice will contain reasonably sufficient information about the Intervening Event to enable Parent to propose revisions to the terms of the Merger Agreement in such a manner that would obviate the need for taking such action, (iv) during such three (3) business day period, the Special Committee will have considered in good faith and, if requested by

Parent, engaged in good faith discussions with Parent regarding, any revisions to the Merger Agreement proposed in writing by Parent, and (v) the Yintech Board (acting upon recommendation of the Special Committee) or the Special Committee, following such notice period, again will have determined in good faith, after consultation with such independent financial advisors and outside legal counsels as it considers (in its sole discretion) as appropriate or desirable, that failure to do so would be inconsistent with the directors' fiduciary duties under applicable law.

Directors' and Officers' Indemnification and Insurance

        Parent has agreed that it will, and will cause the Surviving Company to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), honor and fulfill in all respects the obligations of the Company and each of its subsidiaries to the fullest extent permissible under applicable law, under the organizational or governing documents of the Company and such subsidiary, in each case, as in effect on the date of the Merger Agreement and under any indemnification or other similar agreements in effect on the date thereof (the "Indemnification Agreements") to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such organizational or governing documents or Indemnification Agreements (including each member of the Special Committee and each other present and former director and officer of the Company) (the "Covered Persons") arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of the Merger Agreement and the transaction contemplated under the Merger Agreement.

        Parent has agreed that, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Parent will, and will cause the Surviving Company to, comply with all of the Company's obligations to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person's capacity as such prior to the Effective Time, or (B) the Merger Agreement and any of the transaction contemplated under the Merger Agreement; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys' fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it is ultimately determined that such Covered Person is not entitled to be indemnified. Parent and the Surviving Company (x) will not be liable for any settlement effected without their prior written consent (which consent will not be unreasonably withheld, delayed or conditioned); (y) will not have any obligation under the Merger Agreement to any Covered Person to the extent that a court of competent jurisdiction will determine in a final and non-appealable order that such indemnification is prohibited by applicable law, in which case the Covered Person will promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise); and (z) will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

        For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), the organizational and governing documents of the Surviving Company will, to the extent consistent with applicable law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the organizational and governing documents of the Company in effect on the date of the Merger Agreement and will not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger will continue in full force and effect in accordance with their terms.

        For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Parent will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided that Parent will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (such 300% amount, the "Base Premium"); provided, further, that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent will maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Base Premium; provided, further, that if the Company in its sole discretion elects, by giving written notice to Parent at least five (5) business days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company will purchase a directors' and officers' liability insurance "tail" or "runoff" insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage will have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company's existing directors' and officers' liability policy, and in all other respects will be comparable to such existing coverage); provided, further, that the annual premium may not exceed the Base Premium.

No Amendment to Rollover Agreement

        Parent and Merger Sub will not, and will cause its respective affiliates not to (a) amend, modify, withdraw, waive or terminate the Rollover Agreement or (b) enter into or modify any other contract relating to the transactions contemplated under the Merger Agreement.

Other Covenants

        The Merger Agreement also contains covenants of the Company, on the one hand, and Merger Sub and Parent, on the other hand, relating to, among other matters:

  •
  use of reasonable best efforts to (i) take (or cause to be taken) all appropriate actions and do (or cause to be done) all things necessary, proper or advisable under applicable law, or otherwise to consummate and make effective the transactions contemplated under the Merger Agreement as promptly as practicable; (ii) obtain (or cause their affiliates to obtain) from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity, in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated under the Merger Agreement; and (iii) as promptly as reasonably practicable after the date of the Merger Agreement, make (or cause their affiliates to make) all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to the Merger Agreement and the transactions contemplated under the Merger Agreement under other applicable law; provided that the Company, Merger Sub and Parent will cooperate with each other in determining whether any action by or in respect of (or filing with) any governmental entity is required in connection with the consummation of the transactions contemplated under the Merger Agreement and seeking any such actions, consents, approvals or waivers or making any such filings; provided further that none of Parent and its affiliates is required to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Parent's or any of its affiliates' (including, after the Effective Time, the Company or its subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interest therein, or Parent's ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the shares of the Surviving Company (a "Non-Required Remedy");

  •
  use of reasonable best efforts to obtain any third party consents necessary or required to consummate the transactions contemplated under the Merger Agreement;

  •
  the filing of this Transaction Statement with the SEC and cooperation in response to any comments from the SEC with respect to this Transaction Statement;

  •
  reasonable access for Parent and its Representatives to the Company's contracts, books, records, analysis, projections, plans, systems, senior management, commitments, offices and other facilities and properties between the date of the Merger Agreement and the earlier of the Effective Time and termination of the Merger Agreement, subject to certain restrictions;

  •
  (i) prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to transactions contemplated under the Merger Agreement; (ii) keeping the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) notice of any communication to or from any governmental entity regarding the Merger;

  •
  cooperation with the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the transactions contemplated under the Merger Agreement;

  •
  use of reasonable best efforts by each party to take action necessary so that no takeover, anti-takeover, moratorium, "fair price," "control share," or other similar law is or becomes applicable to the Merger or any other transactions contemplated by the Merger Agreement;

  •
  participation in litigation relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and

  •
  the delisting of ADSs from NASDAQ, and the termination of the registration of the Ordinary Shares and ADSs under the Exchange Act, as promptly as practicable after the Effective Time.

Conditions to the Merger

        The respective obligations of the Company, Merger Sub and Parent to effect the Merger are subject to the satisfaction on or prior to the date of the Closing of the following conditions (any or all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable law and the Merger Agreement):

  •
  no law, statute, rule or regulation having been enacted or promulgated by any governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) which prohibits or makes illegal the consummation of the Merger and the other transactions under the Merger Agreement;

  •
  no order or injunction of a court or governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) being in effect which prevents the consummation of the Merger and the other transactions under the Merger Agreement in any material respect or imposes a Non-Required Remedy; and

  •
  not less than twenty (20) days having elapsed following the date when this Transaction Statement is first mailed to the Company's shareholders.

        The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the date of the Closing of each of the following additional conditions:

  •
  (i) the representations and warranties of the Company set forth in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04 and Section 4.10 of the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and as of date of the Closing, as though made as of such date; (ii) the representations and warranties of the Company set forth in Section 4.07(b)(i) of the Merger Agreement being true and correct in all respects as of the date of the Merger Agreement and as of the date of the Closing as though made as of such date; and (iii) each of the other representations and warranties of the Company set forth in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the date of the Closing as though made as of such date, except (x) in the case of each of clauses (i), (ii) and (iii), representations and warranties that by their terms speak as of a specific date being true and correct only as of such date; and (y) in the case of sub-clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any "materiality" or "Material Adverse Effect" qualifier set forth therein), individually or in the aggregate, have not had (and would not reasonably be expected to have) a Material Adverse Effect, and Parent having received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect;

  •
  the Company having performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time, and Parent having received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect; and

  •
  since the date of the Merger Agreement, no Material Adverse Effect having occurred and continuing.

        The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the date of the Closing of each of the following additional conditions:

  •
  the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the date of the Closing as though made as of such date, except (i) representations and warranties that by their terms speak as of a specific date being true and correct only as of such date; and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any "materiality" qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate Merger and the other transactions under the Merger Agreement; and the Company having received a certificate signed on behalf of Parent and Merger Sub by a duly authorized executive officer of Parent and Merger Sub to the foregoing effect; and

  •
  Parent and Merger Sub having performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time, and the Company having received a certificate signed on behalf of Parent and Merger Sub by a duly authorized executive officer of Parent and Merger Sub to such effect.

Termination of the Merger Agreement

        This Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned only prior to the Effective Time under the following circumstances:

  •
  by mutual written consent of Parent and the Company (acting upon the recommendation of the Special Committee);

  •
  by either Parent or the Company (acting upon the recommendation of the Special Committee), prior to the Effective Time, if there has been a breach by the other party or parties of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach (i) in the case of a breach by the Company, would result in the conditions to each party's obligations to effect the Merger or conditions to obligations of Parent and Merger Sub not being satisfied; and (ii) in the case of a breach by Parent or Merger Sub, would result in the conditions to each party's obligations to effect the Merger or conditions to obligations of Parent and Merger Sub not being satisfied (and in each case such breach or failure of a condition is not curable prior to the February 17, 2021 (the "Outside Date"), or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of notice thereof by the defaulting party from the non-defaulting party, and (y) three (3) business days before the Outside Date); provided that the Merger Agreement may not be terminated by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

  •
  by either Parent or the Company, if the Effective Time has not occurred by 11:59 pm, Hong Kong time on the Outside Date; provided that this right to terminate the Merger Agreement will not be available to any party if the Effective Time not occurring on or prior to the Outside Date was primarily due to such party's breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement in any material respect;

  •
  by Parent at any time prior to the Effective Time upon any material breach by the Company of its obligations of non-solicitation under the Merger Agreement that results in a Competing Proposal that is publicly disclosed; provided that such material breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) ten (10) calendar days after the receipt of notice thereof by the Company from Parent, or (ii) three (3) business days before the Outside Date;

  •
  by either the Company or Parent if a governmental entity of competent jurisdiction has issued a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; provided that this right to terminate the Merger Agreement will not be available to any party if the issuance of such final, non-appealable order was primarily due to such party's failure to comply with any provision of the Merger Agreement in any material respect, provided further that the party seeking to terminate the Merger Agreement will have used such standard of efforts as may be required under the Merger Agreement to prevent, oppose and remove such restraint, injunction or other prohibition;

  •
  by the Company (acting upon the recommendation of the Special Committee), (i) in response to a Competing Proposal; provided that, substantially concurrently with such termination of the Merger Agreement, the Company enters into an Alternative Acquisition Agreement to consummate such Superior Proposal, or (ii) as an Intervening Event Termination; or

  •
  by the Company if (i) all of the conditions to each party's obligations to effect the Merger and conditions to obligations of Parent and Merger Sub have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has confirmed by written notice to Parent that all conditions to obligations of the Company have been satisfied, or that it is willing to waive any unsatisfied conditions to obligations of the Company, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent and Merger Sub have failed to effect the Closing within ten (10) business days following its receipt of the written notice from the Company.

Termination Fees

        In the event that the Merger Agreement is terminated by the Company (acting upon the recommendation of the Special Committee), in response to a Competing Proposal pursuant to the Merger Agreement; provided that, substantially concurrently with such termination of the Merger Agreement, the Company enters into an Alternative Acquisition Agreement to consummate such Superior Proposal, the Company will pay a termination fee to Parent in the amount of US$7,500,000 (the "Company Termination Fee");

        In the event that Merger Agreement is terminated (i) by the Company if (A) all of the conditions to each party's obligations to effect the Merger and conditions to obligations of Parent and Merger Sub have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (B) the Company has confirmed by written notice to Parent that all conditions to obligations of the Company have been satisfied, or that it is willing to waive any unsatisfied conditions to obligations of the Company, and that the Company is ready, willing and able to complete the Merger, and (C) Parent and Merger Sub have failed to effect the Closing within ten (10) business days following its receipt of the written notice from the Company; or (ii) by the Company in the case of a breach by Parent or Merger Sub which would result in the conditions to obligations of the Company not being satisfied (and such breach or failure of a condition is not curable prior to Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of notice thereof by Parent from the Company, and (y) three (3) business days before the Outside Date), Parent will pay a termination fee to the Company in the amount of US$15,000,000 (the "Parent Termination Fee").

Amendment

        The Merger Agreement may be amended, modified and supplemented, by written agreement of the Company, Merger Sub and Parent by action taken (i) with respect to Parent and Merger Sub, by or on behalf of their respective sole director; and (ii) with respect to the Company, by the Yintech Board (acting upon recommendation of the Special Committee). The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

Remedies and Limitations on Liability

        The parties to the Merger Agreement may be entitled to specific performance of the terms and provisions of the Merger Agreement, including to seek an injunction or injunctions to prevent breaches of the Merger Agreement by the other parties and, in the case of the Company, to seek an injunction or injunctions, specific performance or other equitable relief to enforce Parent's and/or Merger Sub's obligations to consummate the Merger, in addition to any other remedy by law or equity.

        The right of the Company to obtain an injunction, specific performance or other equitable relief to enforce Parent's or Merger Sub's obligations to consummate the Merger will be subject to the requirements that (i) Parent and Merger Sub are required to consummate the Merger pursuant to the Merger Agreement; and (ii) the Company has irrevocably confirmed in writing that it would take such actions that are within its control to cause the consummation of the Merger and the other transactions contemplated under the Merger Agreement to occur.

        In the event that Parent or Merger Sub fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder (other than as a result of fraud or willful breach), then the Company's right to terminate the Merger Agreement and receive the Parent Termination Fee and certain costs and expenses in connection with collection of the Parent Termination Fee will be the sole and exclusive remedies of the Company and any of its subsidiaries for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated. In the event that the Company fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder (other than as a result of fraud or willful breach), then Parent's right to terminate the Merger Agreement and receive the Company Termination Fee and certain costs and expenses in connection with collection of the Company Termination Fee will be the sole and exclusive remedy of Parent and Merger Sub for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

        Merger Sub will hold at least 90% of the total voting power in the Company prior to the Closing pursuant to the Rollover Agreement and the Merger will be a "short-form" merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Law. A "short-form" merger does not require the vote or approval of shareholders if a copy of the Plan of Merger is given to every registered shareholder of the Company. Therefore, the shareholders will not have the opportunity to vote on the Merger.

No Ability to Follow the Statutory Procedure to Exercise Dissenters' Rights

        As the Merger will be a "short-form" merger pursuant to section 233(7) of the Cayman Islands Companies Law and no shareholder vote on the Merger is required to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company, the holders of Ordinary Shares (including holders of the Ordinary Shares represented by ADSs) will not be able to follow the statutory procedure to exercise dissenters' rights under section 238 of the Cayman Islands Companies Law, which applies to "long-form" mergers under the Cayman Islands Companies Law, which would otherwise apply if the Merger was a "long-form" merger under Section 233(6) of the Cayman Islands Companies Law. A copy of Section 238 of the Cayman Islands Companies Law is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Law from a licensed Cayman Islands law firm.

Purposes and Effects of the Merger

        The purpose of the Merger is to enable Parent to acquire direct ownership of all of the outstanding equity capital in the Company which Parent does not beneficially own following completion of the transactions contemplated under the Rollover Agreement, and to cause Unaffiliated Security Holders to be cashed out and obtain immediate liquidity. Parent will enjoy any future earnings and growth of the Company and bear the burden of any future losses of the Company. See "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board," "Special Factors—Buyer Group's Reasons for the Merger," and "Item 6—Purposes of the Transaction and Plans or Proposals" for additional information.

        ADSs are currently listed on NASDAQ under the symbol "YIN." Following the Effective Time, the Company will cease to be a publicly-traded company and will instead be directly wholly owned by Parent. Following the completion of the Merger, the ADS program will terminate and ADSs will be de-listed from NASDAQ. In addition, registration of ADSs and the underlying Ordinary Shares under the Exchange Act will be terminated 90 days after the filing of Form 15 by the Company in connection with the completion of the Merger or such shorter period as may be determined by the SEC. Accordingly, the Company will no longer be required to file periodic reports with the SEC. The Company has estimated that no longer being a publicly-traded company will result in a saving of direct costs of approximately $[1,540,000] for the first year following the completion of the Merger, and commensurate cost savings thereafter. See "Special Factors—Effects of the Merger on the Company" for additional information.

Plans for the Company After the Merger

        The Buyer Group anticipates that the Company's operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a publicly-traded company and will instead be a direct wholly-owned subsidiary of Parent.

Recommendation of the Special Committee to the Yintech Board

        The Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of independent financial and legal advisors, unanimously determined that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders, and unanimously determined that it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the transactions contemplated thereby and recommended that the Yintech Board authorize and approve the Merger Agreement and the Plan of Merger, the execution and delivery of which will be conclusive evidence of such approval, and the consummation of the transactions contemplated thereby, including the Merger. The Yintech Board, acting on the unanimous recommendation of the Special Committee, determined that Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and authorized and directed the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

        For a detailed discussion of the material factors considered (a) by the Special Committee in determining that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and in recommending that the Yintech Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby and (b) by the Yintech Board in determining on behalf of the Company that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and in authorizing and directing the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, please see "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" and "Special Factors—Primary Benefits and Detriments of the Merger."

Position of the Buyer Group as to Fairness

        Each member of the Buyer Group believes that the Merger is fair to Unaffiliated Security Holders. The belief is based upon the factors discussed under the caption "Special Factors—Position of the Buyer Group as to the Fairness of the Merger." Members of the Buyer Group are making this statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Financing of the Merger

        The Buyer Group estimates the total amount of funds necessary to complete the Merger and the related transactions to be approximately $49 million. In calculating this amount, the Buyer Group did not consider the value of the Excluded Shares, which will not be entitled to receive any cash consideration pursuant to the Merger Agreement. The amount of the Buyer Group's estimate includes (i) cash in an aggregate amount of $45,224,609.6 to be paid to the Unaffiliated Security Holders; (ii) cash in an aggregate amount of $3,335,169.48 to be paid as Option Consideration; (iii) cash in an aggregate amount of $463,528.1 to be paid as RSU Consideration (the total of the aggregate amounts to be paid to the Unaffiliated Security Holders and as Option Consideration and RSU Consideration, the "Aggregate Merger Consideration"); and (iv) other costs and expenses in connection with the Merger and the related transactions. The Merger and the related transactions are expected to be funded with cash on hand of the Buyer Group, the Company and its subsidiaries.

Opinion of the Special Committee's Financial Advisor

        The Special Committee retained Duff & Phelps to act as its financial advisor in connection with the Merger. On August 17, 2020, Duff & Phelps orally rendered to the Special Committee its opinion (which was subsequently confirmed in writing by delivery on the same date of Duff & Phelps' written opinion addressed to the Special Committee) as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by Unaffiliated Security Holders who are holders of the Ordinary Shares and the Per ADS Merger Consideration to be received by Unaffiliated Security Holders who are holders of ADSs pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Duff & Phelps in preparing its opinion.

Share Ownership of the Company's Directors and Executive Officers

        The directors and executive officers of the Company beneficially owned an aggregate of 1,027,883,608 Ordinary Shares (including the Ordinary Shares represented by ADSs) as of September 15, 2020. See "Special Factors—Interests of Certain Persons in the Merger" of this Transaction Statement and "Security Ownership of Certain Beneficial Owners and Management of the Company" of this Transaction Statement.

Interests of the Company's Directors and Executive Officers in the Merger

        The Company's directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Company's shareholders generally. These interests include:

  •
  the beneficial ownership of equity interests in Parent by the Rollover Shareholders that are the Company's directors and executive officers;

  •
  the cash-out of the Company Options and the Company RSUs held by directors and executive officers of the Company at the Option Consideration and the RSU Consideration, respectively;

  •
  continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time;

  •
  the monthly compensation of US$12,000 of each member of the Special Committee in exchange for his or her services in such capacity (and, in the case of the chairwoman of the Special Committee, monthly compensation of US$18,000); and

  •
  the continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

        The Special Committee and the Yintech Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions with respect to the Merger Agreement, the Plan of Merger, and related matters. See "Special Factors—Interests of Certain Persons in the Merger."

Material U.S. Federal Income Tax Consequences

        The receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See "Special Factors—Material U.S. Federal Income Tax Consequences". The tax consequences of the Merger to a holder of the Ordinary Shares or ADSs will depend upon that holder's particular circumstances. Holders of the Ordinary Shares or ADSs should consult their own tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to them.

PRC Tax Consequences

        See "Special Factors—PRC Tax Consequences."

Cayman Islands Tax Consequences

        See "Special Factors—Cayman Islands Tax Consequences."

Regulatory Matters

        The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of each of the Company and Merger Sub prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Law with the Registrar of Companies of the Cayman Islands (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (v) notification of the Merger being published in the Cayman Islands Government Gazette.

Litigation Related to the Merger

        The Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.

Accounting Treatment of the Merger

        Upon the completion of the Merger, the Company will no longer be a publicly-traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 "Business Combinations," initially at the fair value of the Company as of the Effective Time.

Market Price of ADSs

        On June 19, 2020, the last trading day prior to the Company's announcement on June 22, 2020 that the Yintech Board had received the Proposal (as defined below), the reported closing price of ADSs on NASDAQ was US$5.29. The merger consideration of US$0.365 per Ordinary Share, or US$7.30 per ADS, represents a premium of 38.13% over the closing price of US$5.29 per ADS on

June 19, 2020 and a premium of 29.89% over the average closing price of the Company's ADSs during the 30 trading days through June 19, 2020.

Fees and Expenses

        All fees and expenses incurred in connection with the Merger Agreement, the Merger, and the related transactions will be paid by the party incurring such expenses whether or not the Merger is completed. See "Special Factors—Fees and Expenses."

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following questions and answers address briefly some questions Unaffiliated Security Holders may have regarding the Merger. These questions and answers may not address all questions that may be important to Unaffiliated Security Holders as holders of the Ordinary Shares or ADSs. See the more detailed information contained elsewhere in this Transaction Statement and the documents referred to or incorporated by reference in this Transaction Statement.

Q:
What is the Merger?

A:
The Merger is a going-private transaction pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. The Merger will be effected through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Law. After the Merger is completed, the Company will be a privately-held company and all of its issued shares will be owned directly by Parent. As a result of the Merger, ADSs will no longer be listed on NASDAQ, and the Company will cease to be a publicly-traded company.

Q:
What consideration will I be entitled to receive in the Merger?

A:
Each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Ordinary Shares represented by ADSs) will be cancelled in exchange for the right to receive the Per Share Merger Consideration of US$0.365 in cash per share without interest (subject to the Consideration Adjustment).

Each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Ordinary Shares represented by such ADSs, will be cancelled in exchange for the right to receive the Per ADS Merger Consideration of US$7.30 in cash per ADS without interest (subject to the Consideration Adjustment), less a US$0.05 per ADS cancellation fee and a US$0.04 per ADS depositary services fee, if that fee has not already been collected pursuant to the terms of the Deposit Agreement.

See "Special Factors—Material U.S. Federal Income Tax Consequences," "Special Factors—PRC Tax Consequences", and "Special Factors—Cayman Islands Tax Consequences" for a description of the tax consequences of the Merger. Unaffiliated Security Holders should consult their own tax advisors for a full understanding of how the Merger will affect their U.S. federal, state, and local and PRC and other non-U.S taxes.

Q:
How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:
If ADSs are held in a securities account with a broker, bank, or other intermediary, the beneficial holder will not be required to take any action to receive the net Per ADS Merger Consideration, because the Depositary will arrange for the surrender of ADSs and the remittance of the Per ADS Merger Consideration less applicable fees, to The Depository Trust Company (the clearance and settlement system for ADSs) for distribution to the beneficial holder's broker, bank or other intermediary on the holder's behalf. Such beneficial holders of ADSs with questions concerning receipt of the net Per ADS Merger Consideration should contact their brokers, banks, or other intermediaries.

If ADSs are not held in a securities account with a broker, bank, or other intermediary and are held directly by the beneficial holder in uncertificated form (that is, without an American Depositary Receipt or "ADR"), after the completion of the Merger, the Depositary will automatically send the holder a check for the Per ADS Merger Consideration less applicable fees, in exchange for the cancellation of each of the beneficial holder's ADSs. The Per ADS Merger Consideration may be subject to U.S. federal income tax backup withholding taxes if the Depositary has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

If ADSs are evidenced by ADRs, upon the holder's surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to the holder by the Depositary after the Effective Time), after the completion of the Merger, the Depositary will send the holder a check for the Per ADS Merger Consideration less applicable fees, for each ADS represented by the ADRs in exchange for the cancellation of the ADRs.

Payments received by ADS holders will be net of fees due to the Depositary under the terms of the Deposit Agreement.

Q:
How will a holder of the Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:
If the Ordinary Shares are held directly by a registered holder, promptly after the Effective Time a bank or trust company appointed by the Buyer Group, which will act as paying agent (the "Paying Agent"), will mail to the holder (i) a form of letter of transmittal specifying how the delivery of the net Per Share Merger Consideration to the holder will be made and (ii) instructions for surrendering share certificates in exchange for the net Per Share Merger Consideration. Subject to complying with these instructions, the holder will receive cash for the holder's Ordinary Shares from the Paying Agent. Upon surrender of the share certificates or a declaration of loss or non-receipt, the holder will receive an amount in cash equal to the number of the holder's Ordinary Shares multiplied by the net Per Share Merger Consideration, in exchange for cancellation of the holder's Ordinary Shares. The Per Share Merger Consideration may be subject to U.S. federal income tax backup withholding taxes if the Paying Agent has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

Q:
How will the Company Options and the Company RSUs be treated in the Merger?

A:
At or immediately prior to the Effective Time, the Company will (i) terminate the Company Equity Plans, and any relevant award agreements applicable to the Company Equity Plans, and (ii) cancel each Company Option and Company RSU that is then outstanding and unexercised, whether or not vested or exercisable, in exchange for the Option Consideration and the RSU Consideration.

Q:
When do you expect the Merger to be completed?

A:
The Company and the Buyer Group currently expect the Merger to be completed in the fourth quarter of 2020. In order for the Merger to be completed, the closing conditions under the Merger

  Agreement, including the passage of not less than twenty (20) days after this Transaction Statement is first mailed to the shareholders of the Company, must be satisfied or waived.

Q:
What will be the result if the Merger is not completed?

A:
If the Merger is not completed for any reason, Unaffiliated Security Holders will not receive any payment for their Ordinary Shares or ADSs pursuant to the Merger Agreement, the Company will remain a publicly-traded company, and ADSs will continue to be listed and traded on NASDAQ for so long as the Company continues to meet NASDAQ's listing requirements.

Q:
Will shareholders be able to assert dissenters' rights (also referred to as "appraisal rights") in connection with the Merger?

A:
No. Because the Merger will be a "short-form" merger pursuant to section 233(7) of the Cayman Islands Companies Law and no shareholder vote on the Merger is required to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company. Holders of Ordinary Shares (including the Ordinary Shares represented by ADSs) will not be able to follow the statutory procedure to exercise dissenters' or appraisal rights under Section 238 of the Cayman Islands Companies Law, which would otherwise apply if the Merger was a "long-form" merger under Section 233(6) of the Cayman Islands Companies Law. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Law from a licensed Cayman Islands law firm

Q:
What do Unaffiliated Security Holders need to do now?

A:
We urge all our Unaffiliated Security Holders to read this Transaction Statement carefully, including its annexes, exhibits, attachments, and the other documents referred to or incorporated by reference herein. As the Company is not soliciting proxies from Unaffiliated Security Holders (because there will be no shareholder vote with respect to the Merger Agreement, the Plan of Merger, and the Merger), there is nothing else that Unaffiliated Security Holders will need to do in connection with the Merger until the Merger is completed. Please see the questions above, "How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?" and "How will a holder of the Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?," and the answers to those questions, for the steps persons who are Unaffiliated Security Holders as of the Effective Time should take after the Merger is completed in order to receive the consideration which they are entitled to receive in the Merger.

Q:
Who can answer Unaffiliated Security Holders' questions?

A:
Unaffiliated Security Holders with questions about the Merger contact Yintech Investment Holdings Limited by email at di.qian@yintech.com or by telephone at +86 (021) 2028 9067.

 SPECIAL FACTORS

Background of the Merger

        Events leading to the execution of the Merger Agreement described below occurred primarily in the PRC. Accordingly, all dates and times referenced in this Background of the Merger, including events that may have occurred in different time zones, refer to PRC Time.

        The Yintech Board and senior management have periodically reviewed the Company's long-term strategic plans with the goal of enhancing shareholder value. As part of this ongoing process, the Yintech Board and senior management have from time to time considered strategic alternatives that may be available to the Company. In June 2020, in light of the volatility of the U.S. and China stock markets, the continuing global pandemic and the growing geopolitical tensions between the U.S. and China, among other things, the Founders, in their capacity as Yintech's shareholders, began to discuss among themselves the merits of certain potential strategic corporate transactions involving the Company, including whether to take the Company private.

        On June 20, 2020, the Founders approached Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") and discussed with Skadden generally about the going private process, and shortly thereafter, decided to engage Skadden as their U.S. legal counsel.

        On June 22, 2020, the Founders decided to work together and submitted a preliminary non-binding proposal (the "Proposal") to the Company to acquire all of the outstanding Ordinary Shares of the Company that are not already held by the Founders for a purchase price of US$6.80 per ADS, or US$0.34 per Ordinary Share, in cash (the "Proposed Transaction"). Later on the same day, the Company issued a press release announcing the receipt of the Proposal and furnished to the SEC the press release as an exhibit to a current report on Form 6-K.

        Later on the same day, the Company formed a special committee of the Board (the "Special Committee"), composed of Ms. Jue Yao, Mr. Yonghong Fan and Mr. Feng Li, each an independent and disinterest director, to consider the Proposal and the Proposed Transaction. In connection with establishing the Special Committee, the Yintech Board adopted resolutions that delegated to the Special Committee the power to, among other things: (i) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of the Proposed Transaction and any alternative transaction, including the authority to determine not to proceed with any such process, procedures, review or evaluation, (ii) respond to any communications, inquiries or proposals regarding the Proposed Transaction or any alternative transaction, (iii) review, evaluate, investigate, pursue and negotiate the terms and conditions of the Proposed Transaction or any alternative transaction, (iv) solicit expressions of interest or other proposals for alternative transactions to the extent it deems appropriate, (v) determine on behalf of the Yintech Board and the Company whether the Proposed Transaction or any alternative transaction is advisable, fair to, or in the best interests of, the Company, (vi) recommend to the Yintech Board what action, if any, should be taken by the Company with respect to the Proposed Transaction or any alternative transaction, (vii) take such actions as the Special Committee may deem to be necessary or appropriate in connection with anti-takeover provisions, (viii) investigate the Company, any prospective acquirers or counterparties, the Proposed Transaction, any alternative transaction, and any matters related thereto as it deems appropriate, and (ix) take such other actions as the Special Committee deems necessary or appropriate for the Special Committee to discharge its duties. The Yintech Board further resolved that it would not approve the Proposed Transaction or any alternative transaction, or recommend the foregoing to the Company's shareholders, in the absence of a prior favorable recommendation of such action by the Special Committee.

        After announcement of the Proposed Transaction, certain existing shareholders of the Company who knew the Founders in person reached out to the Founders and expressed their interest in participating in the Proposed Transaction. The Founders considered the possibility of expanding the consortium to include additional existing shareholders so as to have the consortium own more than 90% of the Company's voting power and complete the Merger through a short-form merger, and designated Mr. Wenbin Chen as their representative to discuss with those existing shareholders who have indicated interest.

        On June 24, 2020, Mr. Wenbin Chen sent out a confidentiality agreement to each such interested shareholder, pursuant to which each such interested shareholder is required to confirm that it may be deemed to possess material non-public information of the Company and would not trade the Company's securities or communicate such information to any other person. After each such interested shareholder entered into the confidentiality agreement, Mr. Wenbin Chen engaged in preliminary discussions with them about the possibility for them to join the consortium, and made clear to them that any agreement, arrangement or understanding with respect to their participation in the Proposed Transaction would only be made if and when they enter into one or more definitive agreements committing to participate in the Proposed Transaction. Mr. Wenbin Chen circulated a draft Rollover Agreement to those interested shareholders on or about July 1, 2020.

        Between June 23, 2020 and June 30, 2020, the Special Committee reached out to and was approached by multiple prospective advisors, including financial advisors and legal counsels, and solicited and received quotations with respect to the prospective services to be rendered to the Special Committee in connection with the Proposed Transaction.

        On June 27, 2020, after considering proposals from multiple prospective U.S. legal advisors, the Special Committee retained Kirkland & Ellis as its U.S. legal advisor.

        On June 30, 2020, the Special Committee held a meeting with Duff & Phelps and Kirkland & Ellis. At the meeting, representatives of Kirkland & Ellis had discussed with members of the Special Committee the role and duties of the Special Committee in connection with the Special Committee's review and evaluation of the Proposed Transaction and other strategic alternatives available to the Company, and key considerations and common issues in the Special Committee's review and evaluation process. Duff & Phelps presented to the Special Committee its proposal for Duff & Phelps to assist the Special Committee in reviewing and evaluating the Proposed Transaction and other strategic alternatives available to the Company (including but not limited to keeping the Company to operate as a public company). After deliberating on the experience, qualifications and reputation of each of the potential financial advisors evaluated by the Special Committee, the Special Committee decided to engage Duff & Phelps as its financial advisor. Among the reasons for Duff & Phelps's selection were its extensive experience in M&A transactions, including representing special committees in going private transactions, its strong reputation, its significant experience dealing with China-based companies, its lack of existing material relationships with the Company or the Founders and its ability to interact in both English and Chinese. The Special Committee subsequently entered into an engagement letter with Duff & Phelps on July 2, 2020.

        On July 2, 2020, the Founders and their respective holding companies filed with the SEC a joint Schedule 13D (the "Original Schedule 13D") as a "group" with respect to the submission of the Proposal.

        On July 6, 2020, the Company issued a press release regarding the Special Committee's appointment of Duff & Phelps as its financial advisor and Kirkland & Ellis as its U.S. legal counsel and furnished the press release as an exhibit to a current report on Form 6-K.

        On July 7, 2020, the Parent and the Company entered into the Confidentiality Agreement, pursuant to which Parent and its affiliates and representatives are subject to a standstill obligation for a period of 12 months after signing of the Confidentiality Agreement and standard confidentiality obligations, other than disclosing confidential information to and continuing discussions with certain existing shareholders of the Company whom Parent has identified to the Company as potential consortium members.

        On July 8, 2020, representatives of Kirkland & Ellis and Skadden had preliminary discussions regarding the Proposal. Skadden indicated to Kirkland & Ellis that the Founders expected that their voting power, when combined with the voting power of those shareholders who are interested in joining the consortium, would exceed 90% and, therefore, the Founders intended to effectuate the Merger through a short-form merger under section 233(7) of the Cayman Islands Companies Law.

        Between July 7, 2020 and July 20, 2020, representatives of Kirkland & Ellis and representatives of Duff & Phelps had a number of discussions with the members of the Special Committee regarding the financial due diligence and financial assessment that Duff & Phelps has been conducting on the Company and the engagement of local counsel in the Cayman Islands and the PRC, respectively.

        On July 21, 2020, the Special Committee held a meeting with Duff & Phelps and Kirkland & Ellis. At the meeting, the Special Committee and its advisors discussed the draft financial projections prepared by the management of the Company, including the underlying assumptions. After thorough discussion, the Special Committee instructed Duff & Phelps to seek certain clarifications and data with respect to the draft financial projections from the Company.

        On July 24, 2020, Skadden sent a draft Merger Agreement, a draft Plan of Merger and a draft Rollover Agreement to Kirkland & Ellis.

        Between July 25, 2020 and August 4, 2020, representatives of Kirkland & Ellis and representatives of Skadden had a number of discussions regarding the terms (not including the Merger consideration) of the Merger Agreement, the Plan of Merger, the Rollover Arrangement and the Merger.

        On August 5, 2020, the Special Committee held a meeting with Duff & Phelps and Kirkland & Ellis. At the meeting, the Special Committee discussed with its advisors the draft Merger Agreement, draft Plan of Merger and draft Rollover Agreement received from Skadden. The Special Committee also discussed with the representatives of Duff & Phelps the status of its financial due diligence on the Company, and Duff & Phelps answered related questions from the Special Committee. The Special Committee then discussed with the representatives of Kirkland & Ellis its positions on key issues raised by the draft Merger Agreement and the proposed changes to the draft Merger Agreement, and the Special Committee directed Kirkland & Ellis to share with Skadden a revised draft of the Merger Agreement reflecting the Special Committee's positions and instructions discussed at the meeting.

        On August 6, 2020, Mr. Wenbin Chen circulated a draft Consortium Agreement to each such interested shareholder who has entered into a confidentiality agreement with Mr. Wenbin Chen.

        On August 7, 2020, Kirkland & Ellis circulated a revised draft of the Merger Agreement to Skadden which reflected the Special Committee's positions on key issues, including (i) a relatively broader "fiduciary out" construct which gives the Company the right to terminate the Merger Agreement not only in response to a Superior Proposal, but also by generally relying on the Yintech Board's discretion and judgement based on its fiduciary duties that "not doing so [terminating the Merger Agreement] would be inconsistent with its fiduciary duties", (ii) that the Company shall not be responsible for payment of any termination fee in the event the Merger Agreement is terminated in connection with an Intervening Event, (iii) that Founders shall provide limited guarantee to secure Parent's obligations to pay the termination fee in accordance with the Merger Agreement, and (iv) other changes that are generally more favorable to the Company. Later on the same day, Skadden circulated a draft of the Limited Guarantee to Kirkland & Ellis pursuant to which the Founders will provide limited guarantee to secure Parent's obligations to pay the termination fee in accordance with the Merger Agreement.

        Between August 7, 2020 and August 10, 2020, the Founders discussed with representatives of Skadden the revised draft of the Merger Agreement received from Kirkland & Ellis, and directed Skadden to share with Kirkland & Ellis a further revised draft of the Merger Agreement reflecting the Founders' positions and comments.

        On August 10, 2020, Skadden circulated a revised draft of the Merger Agreement and the draft Consortium Agreement to Kirkland & Ellis. The revised Merger Agreement proposed, among other things (i) a termination fee of US$3,000,000 payable by the Company and termination fee of US$6,000,000 payable by Parent, (ii) that all the Company equity awards granted under the Company Equity Plans that are outstanding and unexercised, vested or un-vested, will be cancelled in exchange for cash consideration at the Closing in accordance with the relevant provisions of the Merger Agreement and (iii) that the extensive "fiduciary-out" construct be scaled back to a middle-of-the-road position.

        On August 11, 2020, the Special Committee held a meeting with Kirkland & Ellis and Duff & Phelps. At the meeting, the Special Committee discussed with the representatives of Duff & Phelps the status of its financial due diligence on the Company, and Duff & Phelps answered related questions from the Special Committee. Following an extended discussion with its advisors, the Special Committee determined that the US$6.80 per ADS, or US$0.34 per Ordinary Share offered by the Founders undervalues the Company. The Special Committee then instructed Duff & Phelps to communicate the Special Committee's position to the Founders and request an increase of the offer price. In addition, following a thorough discussion with its advisors, taking into consideration various factors and features of the Proposed Transaction (including that (i) since the Company's receipt of the Proposal on June 22, 2020, the Company has not received any actionable offer from any third party for a strategic transaction with the Company, (ii) the Founders in aggregate hold more than 60% of the Company's outstanding ordinary shares as of March 31, 2020, (iii) the Founders and those shareholders who are interested in joining the consortium, together beneficially owned more than 90% of the Company's outstanding Ordinary Shares as of July 20, 2020, and did not intend to support any alternative transaction, (iv) the increased risk of leaks, which could create instability among the Company's employees as well as its customers), the Special Committee determined that proactively reaching out to third parties and conducting a "market check" process would be futile and would not be in the best interests of the Company and its shareholders, and further determined not to conduct a pre-signing "market check." The Special Committee then discussed with representatives of Kirkland & Ellis the revised draft of the Merger Agreement received from Skadden, and directed Kirkland & Ellis to share with Skadden a further revised draft of the Merger Agreement reflecting the Special Committee's positions and comments.

        On August 13, 2020, the representatives of Duff & Phelps, acting on the instruction of the Special Committee, and the representatives of the Founders had a discussion regarding the proposed offer price. After extensive negotiation, the Founders proposed an improved offer price of US$7.30 per ADS, or $0.365 per Ordinary Share, representing an increase of US$0.50 per ADS or 7.4% from the original offer price proposed in the Proposal. The Founders stated that this represents their best and final offer.

        On August 13, 2020, in response to the Special Committee's instructions, the management of the Company delivered to the Special Committee a summary of the Company's cash on hand as of the end of July 2020 and projections of the Company's cash on hand at the end of each of September 2020 and October 2020. The summary indicated that the Company would have a sufficient amount of cash on hand, as of such dates and based on the increased offer price, to pay the portion of the merger consideration the buyer consortium is proposing to fund with the Company's cash on hand.

        On August 14, 2020, Kirkland & Ellis and Skadden had a lengthy discussion on the amounts of the termination fees and the other key outstanding issues in the transaction documents. Kirkland & Ellis indicated to Skadden that the Special Committee would not agree to the termination fees proposed by

Parent and would insist on substantially higher termination fees. Later on the same day, Skadden communicated to Kirkland & Ellis that the Founders were willing to agree to, among other things, a termination fee of US$7,500,000 payable by the Company and termination fee of US$15,000,000 payable by Parent.

        On August 16, 2020, Skadden sent a further revised draft of the Merger Agreement to Kirkland & Ellis which reflected, among other things, the increased termination fees as communicated by Skadden to Kirkland & Ellis on August 14, 2020.

        On August 17, 2020, Kirkland & Ellis circulated to Skadden comments to the Rollover Agreement and Consortium Agreement. After taking into consideration comments received from all those interested shareholders prior to August 17, 2020 and comments from Kirkland & Ellis, Skadden revised and finalized the Rollover Agreement and Consortium Agreement. Having agreed on the material terms of the Merger Agreement and the Merger between the Founders and the Special Committee, including the Per Share Merger Consideration and the termination fee, Mr. Wenbin Chen informed those interested shareholders and proceeded with execution and delivery of the Consortium Agreement and then the Rollover Agreement with the Rollover Shareholders, Parent and Merger Sub.

        In the morning of August 17, 2020, Kirkland & Ellis circulated to Skadden comments to the Limited Guarantee. Later on the same day, Skadden and Kirkland & Ellis agreed on the final form of the Limited Guarantee and the applicable parties thereto executed the Limited Guarantee on the same day.

        Also on August 17, 2020, the Special Committee held a meeting with Duff & Phelps and Kirkland & Ellis. At the meeting, Kirkland & Ellis first provided the Special Committee with a brief summary of the board's fiduciary duties, and then provided the Special Committee with an update on the status of the negotiations of the key transaction documents, and a summary of the key terms of the Merger Agreement and other transaction documents. At the same meeting, Duff & Phelps orally rendered to the Special Committee its opinion (which was subsequently confirmed in writing by delivery on the same date of Duff & Phelps' written opinion addressed to the Special Committee) as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by Unaffiliated Security Holders who are holders of the Ordinary Shares and the Per ADS Merger Consideration to be received by Unaffiliated Security Holders who are holders of ADSs pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Duff & Phelps in preparing its opinion. At the conclusion of the meeting, the Special Committee adopted resolutions wherein the Special Committee:

  •
  determined that the Merger Agreement, the Plan of Merger, and the Merger, and the other transactions relating thereto, are advisable, fair to, and in the best interests of the Company and the Unaffiliated Security Holders; and

  •
  recommended that the Yintech Board approve the Merger Agreement and the Plan of Merger, substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger Agreement and the Plan of Merger, as applicable, and that the consummation by the Company of the Merger and the other transactions relating thereto, be adopted and approved by the Yintech Board on behalf of the Company in all respects.

        Later on the same day, the Yintech Board held a board meeting. At the meeting, the Yintech Board members (other than Mr. Ming Yan and Ms. Ningfeng Chen who did not attend such meeting, and Mr. Wenbin Chen, who recused himself from the discussions, deliberations and voting at the meeting, in each case due to their affiliation with the Buyer Group), after considering the proposed terms of the Merger Agreement and the other transaction agreements and the presentations of

Kirkland & Ellis and the opinion provided by Duff & Phelps described above, reviewed the recommendations provided by the Special Committee and adopted resolutions wherein the Yintech Board, among other things, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the Merger and the other transactions relating thereto.

        Later that day, the Company, Parent and Merger Sub executed and delivered the Merger Agreement and the applicable parties executed the ancillary documents relating thereto.

        On the same day, the Company issued a press release announcing that it has entered into a definitive Merger Agreement with Parent and Merger Sub, and furnished the press release and the Merger Agreement as an exhibit to a current report on Form 6-K.

        On August 19, 2020, members of the Buyer Group filed an amendment to the Original Schedule 13D as a "group" with respect to the execution of the Merger Agreement, the Consortium Agreement, the Rollover Agreement and the Limited Guarantee.

Reasons for the Merger and Position of the Special Committee and the Yintech Board

        At a meeting on August 17, 2020, the Special Committee, after consultation with Duff & Phelps and Kirkland & Ellis and due consideration, unanimously (a) determined that the Merger Agreement, the Plan of Merger, the Merger, and the other transactions relating thereto are advisable, fair to, and in the best interests of the Company and the Unaffiliated Security Holders, and (b) recommended that the Yintech Board approve the Merger Agreement and the Plan of Merger, substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger Agreement and the Plan of Merger, as applicable, and the consummation by the Company of the Merger and the other transactions relating thereto, should be adopted and approved by the Yintech Board on behalf of the Company in all respects.

        On August 17, 2020, the Yintech Board, acting upon the unanimous recommendation of the Special Committee and on behalf of the Company, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger, and the consummation of the Merger and the other transactions relating thereto.

        In the course of reaching their determination, the Special Committee and the Yintech Board considered the factors and potential benefits of the Merger discussed below, each of which the Special Committee and the Yintech Board believe supported their decision to approve the Merger Agreement and that the Merger is substantially fair to Unaffiliated Security Holders. These factors and potential benefits are not listed in any relative order of importance.

  •
  Merger Consideration.  The Per Share Merger Consideration and Per ADS Merger Consideration are all cash, which provides a specific amount of cash consideration for the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by, and liquidity to, Unaffiliated Security Holders and allows Unaffiliated Security Holders to avoid post-merger risks and uncertainties relating to the prospects of the Company. The Merger will enable Unaffiliated Security Holders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their Ordinary Shares or ADSs.

  •
  Current and Historical Market Prices of ADSs.  The Per Share Merger Consideration of US$0.365 per Ordinary Share, or the Per ADS Merger Consideration of US$7.30 per ADS, each represents a premium of approximately 38.13% over the closing price of US$5.29 per ADS on June 19, 2020, the last trading day prior to the Company's announcement on June 22, 2020 that the Yintech Board had received the going-private proposal, and a premium of 29.89% to the average closing price of US$5.62 per ADS during the 30 trading days prior to June 19, 2020.

  •
  Opinion of Financial Advisor.  The Special Committee considered the financial analysis prepared by Duff & Phelps and reviewed by Duff & Phelps, with the Special Committee on August 17, 2020, as well as the oral opinion of Duff & Phelps rendered to the Special Committee on August 17, 2020 (which was subsequently confirmed in writing by delivery of Duff & Phelps' written opinion addressed to the Special Committee dated August 17, 2020), as to the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by Unaffiliated Security Holders, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Duff & Phelps in preparing its opinion. See "Opinion of the Special Committee's Financial Advisor" beginning on page 41 of this Transaction Statement.

  •
  Unanimous Recommendation of the Special Committee.  After evaluating the Proposed Transaction, the Special Committee unanimously determined that the Merger Agreement, the Plan of Merger, and the Merger were fair to, advisable, and in the best interests of the Company and Unaffiliated Security Holders, and unanimously recommended that the Yintech Board authorize and approve the Merger Agreement, the Plan of Merger, and the Merger.

  •
  Elimination of Future Financial Performance Risks of the Company.  The Merger would shift the risk of the future financial performance of the Company from Unaffiliated Security Holders, who do not have the power to control decisions made regarding the Company's business, entirely to the Filing Persons, who have the power to control the Company's business.

        The Special Committee and the Yintech Board did not consider the Company's net book value, which is an accounting concept based on historical costs, as a factor because they believed that net book value is not a material indicator of the Company's value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions, or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger.

        In the course of reaching its conclusion regarding the fairness of the Merger to the Unaffiliated Security Holders, the Special Committee and the Yintech Board considered financial analyses presented by Duff & Phelps as an indication of the going concern value of the Company. These analyses included an analysis on the historical trading price and trading volume of ADSs, an analysis on the publicly traded securities of certain other companies that Duff & Phelps deemed relevant, and a discounted cash flow analysis. All of the material analyses as presented to the Special Committee and the Yintech Board are summarized below under the caption "Opinion of the Special Committee's Financial Advisor" beginning on page 41 of this Transaction Statement. The Special Committee and the Yintech Board considered, among others, these analyses and the opinion of Duff & Phelps in reaching its determination as to the fairness of the transactions contemplated by the Merger Agreement, including the Merger.

        In their consideration of the fairness of the proposed Merger, the Special Committee and the Yintech Board did not undertake an appraisal of the assets of the Company to determine the Company's liquidation value for Unaffiliated Security Holders, due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Special Committee and the Yintech Board did not consider the Company's liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.

        The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Yintech Board in connection with their evaluation of the fairness of the Merger to Unaffiliated Security Holders is not intended to be exhaustive, but includes all material factors considered. The Special Committee and the Yintech Board found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the fairness of the Merger to Unaffiliated Security Holders. Rather, the Special Committee and the Yintech Board made the fairness determinations on behalf of the Company after considering all of the foregoing factors as a whole.

        In addition to the foregoing factors and analyses that supported the Special Committee's and the Yintech Board's belief that the Merger is fair to Unaffiliated Security Holders, the Special Committee and the Yintech Board also weighed the following negative factors:

  •
  No Future Participation in the Prospects of the Company.  Following the consummation of the Merger, Unaffiliated Security Holders will cease to participate in any future earnings of or benefit from any increases in the value of the Company. Only the Buyer Group would benefit from an increase in the value of the Company following the completion of the Merger.

  •
  No Opportunity for Unaffiliated Security Holders to Vote on the Merger.  Because the Merger is being effected pursuant to a "short-form" merger under section 233(7) of Cayman Islands Companies Law, the Merger does not require approval of the Company's shareholders to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company. Unaffiliated Security Holders will not therefore have the opportunity to vote on the Merger. Further, Unaffiliated Security Holders will not be able to follow the statutory procedure to exercise dissenters' rights under Section 238 of the Cayman Islands Companies Law, which would otherwise apply if the Merger was a "long-form" merger under Section 233(6) of the Cayman Islands Companies Law.

        After weighing these negative factors and giving them due consideration, the Special Committee and the Yintech Board have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that they considered to support their belief that the Merger is fair to Unaffiliated Security Holders.

        In addition, notwithstanding the fact that Unaffiliated Security Holders will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, the Special Committee and the Yintech Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to Unaffiliated Security Holders and to permit the Special Committee and the Yintech Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

  •
  the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, which consists of three independent directors, and that no limitations were placed on the Special Committee's authority;

  •
  in considering the transaction with the Buyer Group, the Special Committee, consisting solely of independent and disinterested directors, acted solely to represent the interests of Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the Buyer Group and its advisors on behalf of Unaffiliated Security Holders;

  •
  all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group; in addition, neither of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and neither of such members has any financial interest in the Merger that is different from that of Unaffiliated Security Holders, other than the members' receipt of the Yintech Board compensation in the ordinary course, their non-contingent compensation as members of the Special Committee, and their indemnification and liability insurance rights under the Merger Agreement;

  •
  The Special Committee retained its own legal counsel and financial advisor that are independent from the Buyer Group to assist the Special Committee in connection with the review and consideration of the Merger, and such legal counsel and financial advisor acted solely on behalf of the Special Committee for the purposes of negotiating the terms of the Merger and preparing the opinion concerning the fairness of the transactions contemplated under the Merger Agreement;

  •
  the Special Committee was empowered, among other things, to review, evaluate, and negotiate the terms of the Merger and to recommend to the Yintech Board what action should be taken by the Company, including not to engage in the relevant transactions, including the Merger;

  •
  the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and its advisors, on the other hand;

  •
  the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement and the Proposed Transaction;

  •
  the ability of the Special Committee to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement subject to the payment to the Buyer Group of a termination fee, and accept a Superior Proposal, consistent with the Special Committee's fiduciary obligations;

  •
  the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, the Merger and the related transactions, or to recommend that the Yintech Board approve them;

  •
  The Special Committee and the Yintech Board intend to mail the definitive Transaction Statement to the shareholders of the Company at least 20 days prior to the Effective Date. The Special Committee and the Yintech Board intend to effect the Merger in a manner that is in compliance with all procedural requirements under Rule 13e-3 of the Exchange Act and the Cayman Islands Companies Law, in each case to the extent applicable to a "short-form" merger to be effected under the Cayman Islands Companies Law.

        As Parent will hold more than 90% of the total voting power in the Company, the Merger will be a "short-form" merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Law, which does not require approval of the shareholders of the parties to the Merger. The Special Committee and the Yintech Board noted that, as a result, the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions thereof, including the Merger, are not subject to approval by a majority of Unaffiliated Security Holders. Nevertheless, the Special Committee and the Yintech Board believe the Merger is procedurally fair to Unaffiliated Security Holders because, among other things and in addition to all the procedural safeguards described above, (i) the majority-of-the-minority voting requirement is not customary in going-private transactions involving Cayman Islands companies, and no shareholders' voting is required at all under the Cayman Islands Companies Law for a "short-form" merger like the Merger, and (ii) various safeguards and protective steps have been adopted to ensure the procedural fairness of the transactions, including without limitation (a) the Yintech Board's formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate, and negotiate (and to ultimately either authorize or reject) the terms of the Merger Agreement, (b) the Special Committee's retention of, and receipt of advice from, competent and experienced legal counsels and financial advisor, and (c) the right of the Company to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time of the Merger.

        Certain directors and executive officers of the Company have interests in the Merger that are different from, and/or in addition to, those of Unaffiliated Security Holders by virtue of their continuing interests in the surviving company after the consummation of the Merger. These interests are described under the caption "Summary—Interests of the Company's Directors and Executive Officers in the Merger."

Position of the Buyer Group as to the Fairness of the Merger

        Under SEC rules governing "going private" transactions, each member of the Buyer Group is required to express its beliefs as to the fairness of the Merger to Unaffiliated Security Holders. The members of the Buyer Group are making the statements below solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Group has interests in the Merger that are different from, and/or in addition to, those of Unaffiliated Security Holders by virtue of its continuing interests in the surviving company after the consummation of the Merger. These interests are described under the caption "—Interests of Certain Persons in the Merger—Interests of the Buyer Group".

        The Buyer Group did not participate in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee's advisors as to, the fairness of the Merger to Unaffiliated Security Holders. The Buyer Group attempted to negotiate a transaction that would be most favorable to it, and not to Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to Unaffiliated Security Holders. The members of the Buyer Group did not perform, or engage a financial advisor to perform, any special valuation or other analysis to assist them in assessing the substantive and procedural fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to Unaffiliated Security Holders. Nevertheless, based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company's management regarding the Company and its business, and the factors considered by, and the conclusions of, the Special Committee and the Yintech Board discussed in "—Reasons for the Merger and Position of the Special Committee and the Yintech Board", the Buyer Group believes the Merger is both substantively and procedurally fair to the Company's Unaffiliated Security Holders based upon the following factors, which are not listed in any relative order of importance:

  •
  the Per ADS Merger Consideration of US$7.30 represents a premium of approximately 38.13% over the closing price of US$5.29 per ADS on June 19, 2020, the last trading day prior to the Company's June 22, 2020 announcement that the Yintech Board had received from the Founders a preliminary non-binding proposal to take the Company private; a premium of approximately 9.94% over the closing price of $6.64 per ADS on August 14, 2020, the trading day prior to the date the Merger Agreement was signed; and a premium of approximately 29.89% over the average closing price of $5.62 per ADS during the 30 trading days preceding June 22, 2020;

  •
  in considering the Merger, the Special Committee, consisting solely of independent and disinterested directors, acted solely to represent the interests of Unaffiliated Security Holders, and the Special Committee had independent control of the negotiations with the Buyer Group and its advisors on behalf of Unaffiliated Security Holders;

  •
  the members of the Yintech Board serving on the Special Committee were and are independent and disinterested directors free from any affiliation with the Buyer Group. In addition, none of the members of the Yintech Board serving on the Special Committee has any financial interest in the Merger that is different from that of Unaffiliated Security Holders other than (i) the

    Special Committee members' receipt of compensation in the ordinary course for their service on the Yintech Board, (ii) Special Committee members' compensation in connection with Special Committee's evaluation of the Merger (which is not contingent upon the Special Committee's or Yintech Board's approval or disapproval of the Merger), and (iii) the members of the Yintech Board's indemnification and liability insurance rights under the Merger Agreement;

  •
  The Special Committee retained its own legal counsel and financial advisor that are independent from the Buyer Group to assist the Special Committee in connection with the review and consideration of the Merger, and such legal counsel and financial advisor acted solely on behalf of the Special Committee for the purposes of negotiating the terms of the Merger and preparing the opinion concerning the fairness of the transactions contemplated under the Merger Agreement;

  •
  the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, and the related transactions, or to recommend that the Yintech Board approve them;

  •
  the fact that the Aggregate Merger Consideration is all cash and will provide immediate liquidity to Unaffiliated Security Holders; and

  •
  the fact that the Buyer Group informed the Special Committee of the extent to which the interests of the Buyer Group and the directors and executive officers of the Company in the Merger differ from those of Unaffiliated Security Holders.

        The Buyer Group does not consider the Company's net book value to be a relevant factor in determining the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders, because the Buyer Group believes that net book value, which is an accounting concept based on historical costs, does not provide any meaningful indication of the Company's current value, and does not provide any useful reference point for determining such fairness.

        The Buyer Group believes that the market prices for the ADSs in periods shortly prior to the Company's June 22, 2020 announcement that the Yintech Board had received the Founders' preliminary non-binding proposal to take the Company private provide to the Buyer Group the best indication of the Company's value as a going concern. The Buyer Group used those market prices as a key reference point in its consideration of an appropriate premium to be paid to the Unaffiliated Security Holders in the Merger, and did not attempt to make any other analysis or estimate of the Company's value as a going concern.

        The Buyer Group believes that the Company's potential liquidation value is not a meaningful factor in an assessment of the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders, because the Company's value is derived primarily from the cash flows it generates from its business of providing comprehensive investment and trading services, and the Buyer Group expects the Company to continue its current business operations following the Merger. In addition, in view of the nature of the Company's assets and operations and the consequent considerable execution risk that would be inherent in a liquidation of the Company's assets, the Buyer Group believes that it would be difficult to arrive at a realistic assessment of the Company's liquidation value.

        The Buyer Group does not consider purchase prices paid for ADSs by members of the Buyer Group or their affiliates during the past two years to be relevant to an assessment of the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders as the Buyer Group is not aware of any such purchases during the past two years.

        The Buyer Group did not engage any third party related to the Merger to perform any independent reports, opinions or appraisals, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Merger to Unaffiliated Security Holders.

        Members of the Buyer Group are not aware of any firm offer made by any Person unaffiliated with the Company during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company's securities that would enable the holder to exercise control of the Company.

        The Buyer Group believes that the Merger is procedurally fair to Unaffiliated Security Holders, notwithstanding the fact that they will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, in view of (i) the Special Committee's approval of the terms of the Merger Agreement and the Plan of Merger; (ii) the Merger Agreement, the Plan of Merger and the consummation of the Merger and the other transactions relating thereto, have been approved by all of the directors who are neither employees of the Company nor affiliated to any Buyer Group member; (iii) the fact that no shareholder vote is required for a short-form merger, such as the Merger, under the Cayman Islands Companies Law; and (iv) the fact that the Special Committee received an opinion from Duff & Phelps regarding the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration to Unaffiliated Security Holders.

Certain Financial Projections

        Other than to provide, in its regular press releases reporting results for the previous fiscal quarter, estimates of certain financial results expected for the then current fiscal quarter, the Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings, or financial condition. However, the Company's management prepared certain financial projections for the fiscal years ending December 31, 2020 through December 31, 2025 for the Special Committee and Duff & Phelps in connection with Duff & Phelps' financial analysis of the Merger (the "Management Projections"). The Management Projections, which were based on the management of the Company's estimates of the Company's future financial performance as of the date provided, were prepared by the Company's management for internal use by the Special Committee and for use by Duff & Phelps in its financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts or U.S. generally accepted accounting principles.

        The inclusion of the Management Projections should not be regarded as an indication that the Company, the Yintech Board, the Special Committee, or Duff & Phelps considered, or now considers, the Management Projections to be a reliable prediction of future results. No person has made or makes any representation or warranty to any person, including any shareholder of the Company, regarding the information included in the Management Projections.

        The Management Projections were prepared by the Company's management in July 2020, based on certain assumptions that management then believed to be potentially achievable. Although the Management Projections were prepared in good faith by management, no assurance can be made regarding future events and actual results may be significantly higher or lower than forecasted by the Management Projections. The Management Projections also reflect assumptions as of their respective time of preparation as to certain business decisions that are subject to change. Although presented with numerical specificity, the Management Projections are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry performance, general international business, economic, tax, regulatory, geopolitical, market, and financial conditions and the factors described in "Cautionary Note Regarding Forward-Looking Statements," all of which are difficult to predict, are subject to significant economic and competitive uncertainties, and are beyond the Company's control. The Management Projections also assume that the Company would continue to operate as a standalone company and do not reflect any impact of the Proposed Transaction. Furthermore, the Management Projections do not take into account any failure of the Merger to be completed and should not be viewed as reflective of management's expectations under those circumstances. In addition, because the Management Projections cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the Management Projections will prove accurate, that the projected results will be realized, or that actual results will not be significantly higher or lower than projected results. The Management Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such.

        Except to the extent required by law, the Company does not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate. None of the Company or its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the company compared to the information contained in the projections or that projected results will be achieved.

        The Management Projections were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding financial projections and forecasts, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections and forecasts. Neither the Company's independent registered public accounting firm nor any other independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information contained in the Management Projections and, accordingly, neither the Company's independent registered public accounting firm nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information.

        The following table summarizes the Management Projections:

	Management Projections Fiscal Year Ending December 31,
	2020E	2021E	2022E	2023E	2024E	2025E
	(in RMB million except percentage)
Net Revenues	1,881	2,084	2,196	2,213	2,226	2,248
Operating Expense	1,693	1,882	1,942	1,952	1,968	1,979
Income from Operations	188	201	254	261	259	269
% Margin	10%	10%	12%	12%	12%	12%
Depreciation and Amortization	40	57	65	63	66	64
EBITDA	228	258	319	324	325	333
% Margin	12%	12%	15%	15%	15%	15%
Net Income	113	121	152	157	155	161
% Margin	6%	6%	7%	7%	7%	7%

        Duff & Phelps, as the Special Committee's financial advisor, reviewed with the Special Committee certain financial analyses that were based, in part, on the Management Projections summarized above. For additional information regarding the analyses by the Special Committee's financial advisor, see "Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the Yintech Board, dated as August 17, 2020" filed as Exhibit (c)(2) to this Transaction Statement and "Special Factors—Opinion of the Special Committee's Financial Advisor."

        The Management Projections are forward-looking statements. For information on factors that may cause the Company's future financial results to materially vary, see "Cautionary Note Regarding Forward-Looking Statements" of this Transaction Statement and "Item 3. Key Information—Risk Factors" included in the Yintech 2019 Form 20-F, which is incorporated by reference into this Transaction Statement.

Opinion of the Special Committee's Financial Advisor

        In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps' procedures, investigations and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

  •
  reviewed the Company's annual reports and audited financial statements on Form 20-F filed with the SEC for the years ended December 31, 2016 through December 31, 2019 and the Company's unaudited interim financial statements for the three months ended March 31, 2018, March 31, 2019 and March 31, 2020 included in the Company's Form 6-K filed with the SEC;

  •
  reviewed the Company's unaudited segment financial information for the years ended December 31, 2016 through December 31, 2019 and for the three months ended March 31, 2018, March 31, 2019 and March 31, 2020, provided by the management of the Company;

  •
  reviewed the information regarding the Company's investment securities ("Investment Securities"), including, among other information, unaudited book values recorded by the Company as of March 31, 2020 and market values for certain investments as of August 14, 2020, provided by the management of the Company;

  •
  reviewed the Management Projections, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company's and the Special Committee's consent, in performing its analysis;

  •
  reviewed other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

  •
  reviewed a letter dated August 15, 2020 from the management of the Company, which made certain representations as to historical financial information for the Company, the Investment Securities, and the Management Projections and the underlying assumptions of such projections (the "Management Representation Letter");

  •
  reviewed documents related to the merger, including a draft of the Merger Agreement dated as of August 15, 2020;

  •
  discussed the information referred to above and the background and other elements of the merger with the management of the Company;

  •
  discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company's business;

  •
  reviewed the historical trading price and trading volume of ADSs, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

  •
  performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant; and

  •
  conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

        In performing its analyses and rendering its opinion with respect to the merger, Duff & Phelps, with the Company's and the Special Committee's consent:

  •
  relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

  •
  relied upon the fact that the Special Committee, the Yintech Board and the Company have been advised by counsel as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger have been duly, validly and timely taken;

  •
  assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps, including, without limitation, the Management Projections, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions;

  •
  assumed that the information supplied and representations made by the management of the Company are substantially accurate regarding the Company, the Investment Securities and the merger;

  •
  assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

  •
  assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

  •
  assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, businesses, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

  •
  assumed that all of the conditions required to implement the merger will be satisfied and that the merger will be completed in accordance with the Merger Agreement, without any amendments thereto or any waivers of any terms or conditions thereof; and

  •
  assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the merger.

        To the extent that any of the foregoing assumptions or any of the facts on which the opinion is based prove to be untrue in any material respect, Duff & Phelps' opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger.

        Duff & Phelps prepared its opinion effective as of the date thereof. Its opinion was necessarily based upon market, economic, financial and other conditions as they existed and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date thereof. The credit, financial and stock markets have been experiencing unusual volatility and Duff & Phelps expresses no opinion or view as to any potential effects of such volatility on the Company or the merger.

        Duff & Phelps did not evaluate the Company's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger, the assets, investments, businesses or operations of the Company, or any alternatives to the merger, or (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company's perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the merger, or (iii) advise the Special Committee or any other party with respect to alternatives to the merger. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

        Duff & Phelps is not expressing any opinion as to the market price or value of the Ordinary Shares or ADSs (or anything else) after the announcement or the consummation of the merger. Duff & Phelps' opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

        In rendering its opinion, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation to any of the Company's officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

        Duff & Phelps' opinion and discussion materials as set out in Exhibit (C)-(1) and Exhibit (C)-(2) to the Transaction Statement (the "Discussion Materials") were prepared by Duff & Phelps for the use and benefit of the Special Committee in connection with the Special Committee's consideration of the Proposed Transaction. Subject to the assumptions and qualifications set forth in the Discussion Materials, Duff & Phelps has consented that the Unaffiliated Security Holders may rely upon the information disclosed in the Discussion Materials. In addition, Duff & Phelps has consented to the inclusion of the Discussion Materials in its entirety as exhibits to the Transaction Statement.

        Duff & Phelps' opinion is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with the opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company, and the Special Committee dated July 2, 2020 (the "Engagement Letter"). Duff & Phelps' opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

        Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Exhibit A. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps' own experience and judgment.

        The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps' financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps' financial analyses.

Discounted Cash Flow Analysis

        Duff & Phelps performed a discounted cash flow analysis of the estimated future unlevered free cash flows attributable to the Company for the fiscal years ending December 31, 2020 through December 31, 2025, with unlevered "free cash flow" defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps utilized and relied upon the Management Projections, which are described in this Transaction Statement in the section entitled "Special Factors—Certain Financial Projections". The costs associated with the Company being a publicly listed company, as provided by the management of the Company, were excluded from the financial projections because such costs would likely be eliminated as a result of the merger.

        Duff & Phelps estimated the net present value of all cash flows attributable to the Company after fiscal year 2025 (the "Terminal Value") using a perpetuity growth formula assuming a 3.50% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and the Company's business. Duff & Phelps used discount rates ranging from 12.00% to 14.00%, reflecting Duff & Phelps' estimate of the Company's weighted average cost of capital, to discount the projected free cash flows and the Terminal Value. Duff & Phelps estimated the Company's weighted average cost of capital by estimating the weighted average of the Company's cost of equity (derived using the capital asset pricing model) and the Company's after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

        Based on these assumptions, Duff & Phelps' discounted cash flow analysis resulted in an estimated enterprise value for the Company of RMB1,843.00 million to RMB2,243.00 million.

Selected Public Companies and Merger and Acquisition Transactions Analyses

        Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of the Company. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

        The companies utilized for comparative purposes in the following analysis were not directly comparable to the Company, and the transactions utilized for comparative purposes in the following analysis were not directly comparable to the merger. Duff & Phelps does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the selected public companies and selected merger and acquisition transactions analysis is subject to certain limitations.

        Selected Public Companies Analysis.    Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in the HK/China/Taiwan brokerage industry, global brokerage industry and Chinese investment banks and brokerage industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The sixteen companies included in the selected public company analysis in the HK/China/Taiwan brokerage industry, global brokerage industry and Chinese investment banks and brokerage industry were:

HK/China/Taiwan Brokerage Firms	• Futu Holdings Limited
• UP Fintech Holding Limited
• Bright Smart Securities & Commodities Group Ltd.
• Capital Futures Corporation
Global Brokerage Firms	• Interactive Brokers Group, Inc.
• TD Ameritrade Holding Corporation
• E*TRADE Financial Corporation
• TP ICAP plc
• Flow Traders N.V.
• BGC Partners, Inc.
• Dolat Investments Limited
Chinese Investment Banks and Brokers	• Guotai Junan Securities Co., Ltd.
• CSC Financial Co., Ltd.
• GF Securities Co., Ltd.
• China Galaxy Securities Co., Ltd.
• Orient Securities Company Limited

        Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Company.

        The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2020, 2021 and 2022 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the Company's fiscal year ends for which information was available. Data related to the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest, taxes ("EBIT") were adjusted for purposes of this analysis to eliminate public company costs and non-recurring income (expenses) and include share-based compensation.

        Due to the limited comparability of the selected public companies' financial metrics relative to the Company, rather than applying a range of selected multiples from a review of the public companies, Duff & Phelps reviewed various valuation multiples for the Company implied by the valuation range determined from the discounted cash flow analysis in the context of the Company's relative size, growth in revenue and profits, profit margins, capital spending and other characteristics that it deemed relevant.

	REVENUE GROWTH					EBITDA GROWTH					EBITDA MARGIN					EBIT MARGIN
	3-YR CAGR(1)	LTM(2)	2020	2021	2022	3-YR CAGR	LTM	2020	2021	2022	3-YR AVG	LTM	2020	2021	2022	3-YR AVG	LTM	2020	2021	2022
HK/China/Taiwan Brokerage Firms
Futu Holdings Limited	126.6%	89.4%	66.0%	42.2%	38.9%	NM	142.4%	141.4%	68.2%	55.7%	20.3%	38.9%	38.0%	44.9%	50.4%	17.1%	32.1%	34.0%	41.0%	46.4%
UP Fintech Holding Limited	115.2	91.2	NA	NA	NA	NM	NM	NA	NA	NA	–36.5	–4.1	NA	NA	NA	–38.1	–5.2	NA	NA	NA
Bright Smart Securities & Commodities Group Ltd.	14.3	7.4	NA	NA	NA	23.4	23.0	NA	NA	NA	61.7	66.1	NA	NA	NA	57.2	56.8	NA	NA	NA
Capital Futures Corporation	–5.5	–3.9	NA	NA	NA	–18.6	38.4	NA	NA	NA	17.4	14.8	NA	NA	NA	15.9	11.7	NA	NA	NA

Group Median	64.7%	48.4%	66.0%	42.2%	38.9%	2.4%	38.4%	141.4%	68.2%	55.7%	18.9%	26.8%	38.0%	44.9%	50.4%	16.5%	21.9%	34.0%	41.0%	46.4%
Global Brokerage Firms
Interactive Brokers Group, Inc.	11.6%	9.0%	2.0%	–6.3%	7.4%	16.6%	–0.7%	6.7%	–7.1%	6.9%	63.8%	59.3%	68.7%	68.0%	67.7%	62.0%	56.6%	57.1%	52.3%	52.5%
TD Ameritrade Holding Corporation	21.8	1.1	–26.3	–28.6	NA	30.8	–6.4	–26.4	–26.1	NA	47.3	50.7	47.0	41.6	NA	42.1	45.8	41.4	35.1	NA
E*TRADE Financial Corporation	12.0	–2.2	–5.7	–6.6	–2.1	15.6	–14.9	–19.1	–9.6	–0.8	49.7	45.2	42.4	41.0	41.5	46.3	41.5	35.5	33.4	33.5
TP ICAP plc	2.8	7.6	4.3	1.3	3.0	12.4	0.8	–6.2	4.2	5.5	18.7	18.8	17.4	17.9	18.4	15.3	14.8	16.0	16.2	16.9
Flow Traders N.V.	–4.7	258.0	348.2	–64.9	8.5	–6.5	NM	351.8	–75.3	6.9	65.9	50.7	63.5	44.7	44.0	61.6	63.1	60.4	38.2	37.9
BGC Partners, Inc.	11.0	5.1	–0.4	4.2	3.4	–12.5	–33.2	NA	NA	NA	12.8	10.4	NA	NA	NA	3.2	1.1	NA	NA	NA
Dolat Investments Limited	19.7	28.0	NA	NA	NA	285.1	31.0	NA	NA	NA	57.6	71.7	NA	NA	NA	57.6	71.7	NA	NA	NA

Group Median	11.6%	7.6%	0.8%	–6.4%	3.4%	15.6%	–3.6%	–6.2%	–9.6%	6.2%	49.7%	50.7%	47.0%	41.6%	42.8%	46.3%	45.8%	41.4%	35.1%	35.7%

Brokerage Firms Aggregate Mean	23.9%	44.6%	35.9%	–1.1%	9.2%	25.9%	29.9%	43.9%	0.7%	12.0%	37.2%	39.8%	44.6%	42.8%	43.7%	34.1%	36.8%	40.6%	38.0%	39.1%
Brokerage Firms Aggregate Median	11.3%	20.9%	3.2%	3.4%	7.4%	8.1%	20.8%	6.7%	4.1%	6.9%	46.8%	44.8%	47.0%	44.9%	47.8%	43.1%	41.2%	42.2%	41.0%	45.3%
Yintech Investment Holdings Limited	–16.7%	63.6%	27.8%	10.7%	5.4%	–53.3%	NM	189.0%	17.4%	21.9%	1.0%	11.8%	14.4%	15.3%	17.7%	–4.0%	9.1%	12.3%	12.6%	14.7%

Notes:

(1)
CAGR=Compound Annual Growth Rate.

(2)
LTM=Latest Twelve Months.

	ENTERPRISE VALUE AS A MULTIPLE OF												STOCK PRICE AS A MULTIPLE OF
	LTM EBITDA	2020 EBITDA	2021 EBITDA	2022 EBITDA	LTM EBIT	2020 EBIT	2021 EBIT	2022 EBIT	LTM Revenue	2020 Revenue	2021 Revenue	2022 Revenue	LTM EPS	2020 EPS	2021 EPS	2022 EPS	Book Value Per Share	Tangible Book Value Per Share
HK/China/Taiwan Brokerage Firms
Futu Holdings Limited	53.8x	55.3x	32.9x	21.1x	65.1x	61.7x	36.1x	22.9x	20.92x	21.00x	14.77x	10.63x	74.9x	65.9x	38.7x	26.2x	11.94x	11.94x
UP Fintech Holding Limited	NM	NA	NA	NA	NM	NA	NA	NA	12.99	NA	NA	NA	NM	66.5	29.4	18.5	4.33x	4.38x
Bright Smart Securities & Commodities Group Ltd.	9.8	NA	NA	NA	11.4	NA	NA	NA	6.45	NA	NA	NA	7.6	NA	NA	NA	1.87x	1.88x
Capital Futures Corporation	8.1	NA	NA	NA	10.2	NA	NA	NA	1.20	NA	NA	NA	11.3	NA	NA	NA	1.28x	1.30x

Group Median	9.8x	55.3x	32.9x	21.1x	11.4x	61.7x	36.1x	22.9x	9.72x	21.00x	14.77x	10.63x	11.3x	66.2x	34.0x	22.3x	3.10x	3.13x
Global Brokerage Firms
Interactive Brokers Group, Inc.	15.5x	13.9x	14.9x	14.0x	16.3x	16.7x	19.4x	18.0x	9.22x	9.53x	10.16x	9.46x	25.7x	23.5x	27.3x	25.8x	2.65x	2.65x
TD Ameritrade Holding Corporation	6.6	8.1	10.9	NA	7.3	9.2	13.0	NA	3.36	3.80	4.56	NA	10.4	12.9	18.0	NA	2.15x	4.86x
E*TRADE Financial Corporation	10.4	11.6	12.8	12.9	11.3	13.8	15.7	16.0	4.69	4.90	5.24	5.36	15.1	17.8	20.6	19.8	1.94x	3.70x
TP ICAP plc	4.5	4.8	4.6	4.4	5.7	5.3	5.1	4.8	0.85	0.84	0.83	0.81	9.4	8.6	8.2	7.7	0.99x	NM
Flow Traders N.V.	2.8	2.0	8.1	7.6	2.3	2.1	9.5	8.8	1.44	1.27	3.63	3.35	3.8	3.1	14.1	13.1	4.55x	4.57x
BGC Partners, Inc.	7.9	NA	NA	NA	71.4	NA	NA	NA	0.82	0.83	0.79	0.77	24.2	4.8	4.2	4.1	1.39x	NM
Dolat Investments Limited	7.4	NA	NA	NA	7.4	NA	NA	NA	5.31	NA	NA	NA	13.7	NA	NA	NA	4.44x	4.44x

Group Median	7.4x	8.1x	10.9x	10.3x	7.4x	9.2x	13.0x	12.4x	3.36x	2.54x	4.09x	3.35x	13.7x	10.7x	16.0x	13.1x	2.15x	4.44x

Brokerage Firms Aggregate Mean	12.7x	15.9x	14.1x	12.0x	20.8x	18.1x	16.5x	14.1x	6.11x	6.02x	5.71x	5.06x	19.6x	25.4x	20.1x	16.4x	3.41x	4.41x
Brokerage Firms Aggregate Median	8.0x	9.8x	11.9x	12.9x	10.8x	11.5x	14.3x	16.0x	4.69x	3.80x	4.56x	4.35x	12.5x	15.3x	19.3x	18.5x	2.15x	4.38x

	REVENUE GROWTH					NET INCOME GROWTH					NET PROFIT MARGIN					STOCK PRICE AS A MULTIPLE OF
	3-YR CAGR	LTM	2020	2021	2022	3-YR CAGR	LTM	2020	2021	2022	3-YR AVG	LTM	2020	2021	2022	LTM EPS	2020 EPS	2021 EPS	2022 EPS	Book Value Per Share	Tangible Book Value Per Share
Chinese Investment Banks and Brokers
Guotai Junan Securities Co., Ltd.	3.6%	25.6%	17.5%	11.2%	7.4%	–3.8%	17.5%	8.6%	13.8%	7.0%	34.5%	29.6%	29.2%	29.8%	29.7%	12.6x	10.6x	9.3x	8.7x	0.78x	0.80x
CSC Financial Co., Ltd.	0.1	60.9	23.0	17.4	11.8	1.3	104.8	0.3	0.0%	21.9	33.2	41.7	39.7	33.6	36.6	10.8	11.0	11.0	9.0	1.34x	1.35x
GF Securities Co., Ltd.	1.8	16.3	8.0	5.7	9.6	–2.8	24.4	6.6	9.0%	13.1	33.9	32.7	33.9	34.9	36.0	9.7	8.1	7.6	6.5	0.70x	0.70x
China Galaxy Securities Co., Ltd.	8.7	69.4	–0.1	2.6	8.1	0.5	51.7	12.4	–0.6	8.8	33.0	29.7	35.0	34.0	34.2	7.6	7.1	7.2	6.6	0.60x	0.60x
Orient Securities Company Limited	42.7	50.2	–5.9	8.4	5.5	9.8	28.6	–15.2	17.0	0.0	21.4	14.2	14.7	15.9	15.1	11.8	11.8	9.9	10.4	0.58x	0.58x

Mean	11.4%	44.5%	8.5%	9.1%	8.5%	1.0%	45.4%	2.5%	7.8%	10.1%	31.2%	29.6%	30.5%	29.6%	30.3%	10.5x	9.7x	9.0x	8.2x	0.80x	0.81x
Median	3.6%	50.2%	8.0%	8.4%	8.1%	0.5%	28.6%	6.6%	9.0%	8.8%	33.2%	29.7%	33.9%	33.6%	34.2%	10.8x	10.6x	9.3x	8.7x	0.70x	0.70x

Yintech Investment Holdings Limited	–16.7%	63.6%	27.8%	10.7%	5.4%	–43.0%	NM	NA	NA	NA	–13.2%	11.6%	NA	NA	NA

        Selected M&A Transactions Analysis.    Duff & Phelps compared the Company to the target companies involved in the selected merger and acquisition transactions listed in the tables below. The selection of these transactions was based on, among other things, the target company's industry, the relative size of the transaction compared to the merger and the availability of public information related to the transaction. The selected transactions indicated enterprise value to LTM revenue multiples ranging from 0.05x to 7.43x with a median of 2.66x, enterprise value to LTM EBITDA multiples ranging from 2.4x to 26.0x with a median of 8.1x, enterprise value to LTM EBIT multiples ranging from 2.8x to 26.7x with a median of 9.0x, stock price as multiple of LTM EPS ranging from 5.5x to 39.5x with a median of 14.3x and stock price as multiple of book value per share ranging from 0.85x to 3.95x with a median of 1.04x.

        The Company is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although reviewed, Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis.

Announced	Target Name	Acquirer Name	Enterprise Value	Equity Value	LTM Revenue	LTM EBITDA	LTM EBIT	LTM Net Income	EV / Revenue	EV / EBITDA	EV / EBIT	P/E	P/B
2/27/2020	GAIN Capital Holdings, Inc.	INTL FCStone Inc. (nka:StoneX Group Inc.)	$185	$238	$221	$–43	$–60	$–61	0.84x	NM	NM	NM	1.02x
2/20/2020	E*TRADE Financial Corporation	Morgan Stanley	$14,672	$13,127	$2,937	$1,452	$1,350	$915	5.00x	10.1x	10.9x	14.3x	2.24x
11/25/2019	TD Ameritrade Holding Corporation	The Charles Schwab Corporation	$26,942	$28,397	$6,016	$3,346	$3,001	$2,208	4.48x	8.1x	9.0x	12.9x	3.26x
11/19/2018	National Holdings Corporation	B. Riley Financial, Inc.	$11	$41	$211	$4	$3	$–12	0.05x	2.7x	4.2x	NM	0.86x
4/24/2018	MasterLink Securities Corporation	Shin Kong Financial Holding Co., Ltd.	NA	$649	$166	NA	$31	$32	NA	NA	NA	20.4x	0.85x
3/15/2018	NEX Group plc (nka:NEX Group Limited)	CME Group Inc.	$4,970	$4,767	$669	$191	$186	$121	7.43x	26.0x	26.7x	39.5x	3.95x
3/15/2017	Virtu KCG Holdings LLC	Virtu Financial, Inc.	$1,229	$1,407	$1,454	$522	$434	$256	0.84x	2.4x	2.8x	5.5x	1.04x

							Mean		3.11x	9.8x	10.7x	18.5x	1.89x
							Median		2.66x	8.1x	9.0x	14.3x	1.04x

Summary of Selected Public Companies / M&A Transactions Analyses

        Duff & Phelps noted that while it reviewed the selected public companies and the selected M&A transactions, it did not select valuation multiples for the Company based on the selected public companies analysis and the selected M&A transactions analysis for the reasons described in the sections titled "Selected Public Companies Analysis" and "Selected M&A Transactions Analysis" above, respectively.

Summary of Discounted Cash Flow Analysis and Selected Public Companies / M&A Transactions Analyses

        The range of estimated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was RMB1,843.00 million to RMB2,243.00 million. Duff & Phelps concluded that the Company's enterprise value was within a range of RMB1,843.00 million to RMB2,243.00 million based on the analyses described above.

        Based on the concluded enterprise value, Duff & Phelps estimated the range of equity value of the Company to be RMB3,674.55 million to RMB4,074.55 million by:

  •
  adding proceeds from exercise of in-the-money options of RMB19.43 million;

  •
  adding cash of RMB229.85 million;

  •
  adding investment securities of RMB1,065.07 million;

  •
  adding other investments of RMB705.10 million;

  •
  adding deposits with clearing organizations of RMB38.82 million;

  •
  adding amounts due from related parties of RMB9.68 million;

  •
  adding equity method investments of RMB22.37 million;

  •
  subtracting working capital deficit of RMB112.00 million; and

  •
  subtracting non-controlling interest of RMB146.78 million.

        Based on the foregoing analysis, Duff & Phelps estimated the value of each ADS to range from US$7.14 to US$7.92.

Summary of Financial Analysis

        Duff & Phelps noted that the per Share Merger Consideration to be received by the holders of the Ordinary Shares (other than the Excluded Shares and the Ordinary Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Merger was within the range of the per Ordinary Share and ADS value indicated by its analyses.

        Duff & Phelps' opinion was only one of the many factors considered by the Special Committee in its evaluation of the merger and should not be viewed as determinative of the views of the Special Committee.

Fees and Expenses

        As compensation for Duff & Phelps' services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Duff & Phelps a fee of US$500,000, consisting of a nonrefundable retainer of US$250,000 payable upon engagement, and US$250,000 payable upon Duff & Phelps rendering the opinion at the request of the Special Committee.

        No portion of Duff & Phelps' fee is refundable or contingent upon the consummation of a transaction, including the merger, or the conclusion reached in the opinion.

        The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm's length, and the Special Committee and the Yintech Board are aware of these fee arrangements.

Buyer Group's Reasons for the Merger

        Under Rule 13e-3 and related SEC rules under the Exchange Act governing "going private" transactions, each member of the Buyer Group is deemed to be engaged in a "going private" transaction and is required to express its reasons for the Merger to Unaffiliated Security Holders. The members of the Buyer Group are making the statements below solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the Merger is to enable Parent to acquire 100% control of the Company in a transaction in which Unaffiliated Security Holders will be cashed out in exchange for the net Per ADS Merger Consideration and the net Per Share Merger Consideration, such that Parent will bear the rewards and risks of sole direct and indirect ownership of the Company after the Merger is completed, including any increases in value of the Company from improvements to the Company's operations and results.

        The Buyer Group believes the business environment for companies providing investment and trading services such as the Company has become significantly more challenging in recent years than it was at the time of the Company's initial public offering in 2016, as a result of factors such as changes in trading rules of trading exchanges, evolving regulatory requirements in China, and other factors noted under the heading "Risk Factors" in the Yintech 2019 Form 20-F. There is greater domestic competition in the businesses in which the Company operates. These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. The Buyer Group believes that the Company's management will be better able to respond to and meet these challenges if the Company is privately held, without the pressures for short-term performance inherent in being a publicly-traded company. The Buyer Group also believes that it will be beneficial for the Company to no longer be subject to the significant administrative, legal, and accounting expenses and other constraints to which it is currently subject under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The Buyer Group estimates that no longer being required to comply with the reporting requirements of the Exchange Act will result in direct cost savings to the Company of approximately $1,540,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Group will become the indirect beneficiaries thereof.

        The Buyer Group decided to propose the Merger because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the Merger, the Buyer Group did not consider alternative transaction structures, because the Buyer Group believed that a short-from merger under Section 233(7) of the Cayman Islands Companies Law, such as the Merger, is the most efficient way for the Buyer Group to acquire full ownership of the Company.

Effects of the Merger on the Company

Memorandum and Articles of Association; Management

        The memorandum and articles of association in the form of Annex 2 to the Plan of Merger that is attached to the Merger Agreement, which in turn is attached to this Transaction Statement as Exhibit (d)(1), will be the memorandum and articles of association of the Company, as the Surviving

Company, as of and after the Effective Time. In addition, the sole director of Merger Sub immediately prior to the Effective Time, Wenbin Chen, will become the sole director of the Surviving Company at the Effective Time. The executive officers of the Company immediately prior to the Effective Time will continue to be the executive officers of the Company following the completion of the Merger.

Company Privately Held; Delisting from NASDAQ; Termination of SEC Registration;

        The Merger is a going-private transaction pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. After the Merger is completed, the Company will be a privately-held company and all of its issued shares will be owned directly by Parent. As a result of the Merger, ADSs will no longer be listed on NASDAQ and the Company will cease to be a publicly-traded company. Following the Effective Time, the Company will file a Form 15 with the SEC, and 90 days after such filing, or such longer period as may be determined by the SEC, the registration of the Ordinary Shares and ADSs under the Exchange Act will be terminated.

Primary Benefits and Detriments of the Merger

Benefits of the Merger to Unaffiliated Security Holders

        Benefits of the Merger to Unaffiliated Security Holders include:

  •
  their receipt following the completion of the Merger of US$7.30 per ADS, or US$0.365 per Ordinary Share, in cash, in exchange for the cancellation of their ADSs and Ordinary Shares, representing a premium of approximately 82.4% over the closing price of US$5.92 per ADS represents a premium of 38.13% over the closing price of US$5.29 per ADS on June 19, 2020, the last trading day prior to the Company's announcement on June 22, 2020 that the Yintech Board had received the going-private proposal, and a premium of 29.89% over the average closing price of the Company's ADSs during the 30 trading days through June 19, 2020; and

  •
  they will no longer be subject to the risks of the Company's experiencing decreased revenues and profitability in the future and of volatility in the market prices for ADSs.

Detriments of the Merger to Unaffiliated Security Holders

        Detriments of the Merger to Unaffiliated Security Holders include:

  •
  they will no longer have any interest in the Company and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

  •
  the receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder of the Ordinary Shares or ADSs who receives cash in exchange for all of such U.S. Holder's Ordinary Shares or ADSs in the Merger generally will be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder's aggregate adjusted tax basis in such Ordinary Shares. See "Special Factors—Material U.S. Federal Income Tax Consequences."

Benefits of the Merger to the Company's Directors and Executive Officers

        Benefits of the Merger to the Company's directors and executive officers include:

  •
  continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See "Summary—the Merger Agreement and the Plan of Merger—Directors' and Officers' Indemnification and Insurance" of this Transaction Statement;

  •
  the monthly compensation of US$12,000 of each member of the Special Committee in exchange for his or her services in such capacity (and, in the case of the chairwoman of the Special Committee, monthly compensation of US$18,000); and

  •
  the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Detriments of the Merger to the Company's Directors and Executive Officers

        Detriments of the Merger to the Company's directors and executive officers include:

  •
  directors and executive officers who currently hold ADSs or Ordinary Shares will no longer hold those ADSs or Ordinary Shares and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

  •
  directors' and executive officers' receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

Benefits of the Merger to the Buyer Group

        Benefits of the Merger to the Buyer Group include the following:

  •
  Parent, as the beneficial owner of all of the Company's outstanding equity after the Merger, will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future;

  •
  the Company will have more freedom to focus on long-term strategic planning;

  •
  Parent and the Company will be able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts' quarterly expectations to which the Company is currently subject as a stand-alone publicly-traded company; and

  •
  the costs and administrative burdens associated with the Company's status as a U.S. publicly-traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced.

Detriments of the Merger to the Buyer Group

        Detriments of the Merger to the Buyer Group include the following:

  •
  it will be subject to the risks of the Company's experiencing decreased revenues and profitability in the future; and

  •
  the benefits of there being a trading market for the Company's shares of equity capital, including the use of the Company's publicly-traded equity as currency in acquisitions or to incentivize key employees, will no longer be available.

Effect of the Merger on the Company's Net Book Value and Net Income

        The table below sets out the indirect interest in the Company's net book value and net income for the Rollover Shareholders and Yinke Holdco before and after the Merger, based on the historical net book value of the Company as of December 31, 2019 and net income attributable to the Company for the year ended December 31, 2019.

	Ownership Prior to the Merger						Ownership After the Merger
	Net Book Value			Net income attributable to the Company			Net Book Value			Net income attributable to the Company
Name	RMB	US$	%	RMB	US$	%	RMB	US$	%	RMB	US$	%
	(in thousands, except percentage)
Coreworth Investments Limited	758,545	108,958	27.37	23,451	3,368	27.36	758,545	108,958	27.37	23,451	3,368	27.36
Harmony Creek Investments Limited	568,701	81,689	20.52	17,582	2,525	20.52	568,701	81,689	20.52	17,582	2,525	20.52
Rich Horizon Investments Limited	568,701	81,689	20.52	17,582	2,525	20.52	568,701	81,689	20.52	17,582	2,525	20.52
MeMeStar Limited	85,361	12,261	3.08	2,639	379	3.07	85,361	12,261	3.08	2,639	379	3.07
Sino August Investment Limited	180,144	25,876	6.50	5,569	800	6.50	180,144	25,876	6.50	5,569	800	6.50
Pan Hou Capital Management Limited	84,529	12,142	3.05	2,613	375	3.05	84,529	12,142	3.05	2,613	375	3.05
Chang Qing Investment Management Company Limited	101,435	14,570	3.66	3,136	450	3.66	101,435	14,570	3.66	3,136	450	3.66
Orchid Asia VI, L.P.	56,260	8,081	2.03	1,739	250	2.03	56,260	8,081	2.03	1,739	250	2.03
Orchid Asia V Co-Investment, Limited	2,771	398	0.10	86	12	0.10	2771	398	0.10	86	12	0.10
YM Investment Limited	17,737	2,548	0.64	548	79	0.64	17,737	2,548	0.64	548	79	0.64
Fanghai Yu	11,917	1,712	0.43	368	53	0.43	11,917	1,712	0.43	368	53	0.43
Yu Zou	13,580	1,951	0.49	420	60	0.49	13,580	1,951	0.49	420	60	0.49
Dongda Zou	10,809	1,553	0.39	334	48	0.39	10,809	1,553	0.39	334	48	0.39
Qin Wang	21,340	3,065	0.77	660	95	0.77	21,340	3,065	0.77	660	95	0.77
Youbin Leng	12,749	1,831	0.46	394	57	0.46	12,749	1,831	0.46	394	57	0.46
Jigeng Chen	28,269	4,061	1.02	874	126	1.02	28,269	4,061	1.02	874	126	1.02
Pingsen Chen	8,037	1,154	0.29	248	36	0.29	8,037	1,154	0.29	248	36	0.29
Dikuo Bo	1,663	239	0.06	51	7	0.06	1,663	239	0.06	51	7	0.06
Xinzhou Tang	4,711	677	0.17	146	21	0.17	4,711	677	0.17	146	21	0.17
Yinke Management Holdings Ltd	—	—	—	—	—	—	233,910	9,196	8.44	7,231	1,039	8.44

Plans for the Company after the Merger

        The Buyer Group anticipates that the Company's operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a publicly-traded company and will instead be a direct and indirect wholly-owned subsidiary of Parent. The Company has estimated that no longer being a publicly-traded company will result in a saving of direct costs of approximately $1,540,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Group will become the indirect beneficiaries thereof.

        The Buyer Group currently has no plans or proposals, other than as contemplated by the Merger Agreement and the Plan of Merger with respect to the Merger and the related transactions as described in this Transaction Statement, that would result in an extraordinary corporate transaction involving the Company's corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, following the Effective Time, Parent will continue to evaluate the Company's entire business and operations from time to time, and undertake various initiatives regarding the Company which it considers to be in the best interests of Parent as the beneficial owner of the Company's equity capital, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions. At this time, however, no actual agreement or understanding as to the particulars of the abovementioned plans has been determined or agreed upon.

Alternatives to the Merger

        The Yintech Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed in response to the Yintech Board's receipt on June 22, 2020 of the Founders' non-binding proposal to acquire all of the outstanding Ordinary Shares of the Company that the Founders did not already beneficially own. The Special Committee noted that (i) the Founders, who beneficially own approximately 68% of the combined total of the Company's outstanding Ordinary Shares and control approximately 68% of the total voting power in the Company, indicated in the Proposal to the Yintech Board that they were interested only in pursuing the transaction outlined in the Proposal and was not interested in selling their Ordinary Shares in the Company or in participating in any other transaction involving the Company; (ii) the Proposal had been publicly announced on June 22, 2020 and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement; and (iii) the Rollover Shareholders entered into the Rollover Agreement, pursuant to which the Rollover Shareholders have irrevocably agreed to contribute their respective Ordinary Shares in the Company to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent, such that Merger Sub will hold 1,338,235,875 Ordinary Shares prior to the Closing, representing over 90% of the voting power of the Ordinary Shares exercisable in a general meeting of the Company. Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or its shareholders. Since the Company's receipt of the Proposal on June 22, 2020, the Company has not received any actionable offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company's assets, or the purchase of all of the Company's Ordinary Shares, or a sufficient number of Ordinary Shares to enable such third party to exercise control of or significant influence over the Company.

        The Special Committee also considered the advisability of rejecting the Proposal and allowing the Company to remaining as a public-traded company. However, based on the considerations set forth in "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board," the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of Unaffiliated Security Holders' interests in the Company.

Effects on the Company if the Merger Were Not Completed

        The Company is not currently aware of any reason why the Merger will not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, however, Unaffiliated Security Holders would not receive the Per ADS Merger Consideration or Per Share Merger Consideration that is contemplated by the Merger Agreement and the Plan of Merger. Instead, the Company would remain a publicly-traded company and ADSs would continue to be listed and traded on NASDAQ for so long as the Company continued to meet NASDAQ's listing requirements. Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of ADSs and the Ordinary Shares. The effect of these risks and opportunities on the future value of Unaffiliated Security Holders' ADSs and the Ordinary Shares cannot be predicted with any certainty. There is also a risk that the market price of

ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.

        If the Merger were not completed for any reason, the Yintech Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy, and capitalization of the Company and make such changes as it deemed appropriate. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company's business, prospects, and results of operations would be adversely affected.

Financing of the Aggregate Merger Consideration and Related Expenses

        See "Summary—Financing of the Merger." Financing of the Aggregate Merger Consideration and related expenses is not a condition under the Merger Agreement to the obligations of Merger Sub and Parent to complete the Merger.

Interests of Certain Persons in the Merger

        The Buyer Group and the Company's directors and executive officers have interests in the Merger and related transactions that are different from the interests of Unaffiliated Security Holders. The Special Committee and the Yintech Board were aware of such interests and considered them in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the related transactions contemplated by the Merger Agreement.

Interests of the Buyer Group

        Following the completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding equity share capital in the Company. As a result, following the Merger, Parent will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future, and will bear the burden of any future losses of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. In addition, Parent will be able to benefit from the elimination of the Company's costs and burdens associated with being a public company, such as the burden and expense of reporting and other disclosure requirements of the Exchange Act, including requirements to file with or furnish to the SEC an annual report on Form 20-F, Forms 6-K, and other reports. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately $1,540,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Group will become the indirect beneficiaries thereof. Unaffiliated Security Holders will not be able to share the benefit of any such cost savings.

        The Buyer Group will also be able to benefit from any enhancement in the Company's value following the completion of the Merger that may result from the Company having more freedom to focus on long-term strategic planning and being able to adjust strategies for the Company, including incurring expenditures and exploring new or different initiatives, without the public market scrutiny and analysts' quarterly expectations to which the Company is currently subject as a stand-alone publicly-traded company.

        See "Special Factors—Primary Benefits and Detriments of the Merger—Benefits of the Merger to the Buyer Group."

Related Party Transactions

        The information in "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions" from the Yintech 2019 Form 20-F is incorporated by reference herein.

Fees and Expenses

        Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this Transaction Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount
Legal fees and expenses	$954,000
Financial advisory fees and expenses	$540,000
Special Committee Fees	$168,000
Depositary (including printing and mailing)	$49,000
Filing Fees	$6,363.23
Miscellaneous fees and expenses	$35,800
Total	$1,753,163.23

        These fees and expenses will not reduce the amount of the Aggregate Merger Consideration that will be received by Unaffiliated Security Holders. The party incurring any costs and expenses in connection with the Merger will pay those costs and expenses. The Company will pay all costs and expenses incurred by itself or the Special Committee in connection with the Merger, including legal fees and expenses, financial advisory fees and expenses, and any other miscellaneous fees and expenses. The Company will also pay the fees to be paid to the Special Committee in connection with the Merger.

Litigation Related to the Merger

        The Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.

Accounting Treatment of the Merger

        Upon the completion of the Merger, the Company no longer be a publicly-traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 "Business Combinations," initially at the fair value of the Company as of the Effective Time.

Regulatory Matters

        The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of each of the Company and Merger Sub prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Law with the Registrar of Companies of the Cayman Islands, (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (iv) notification of the Merger being published in the Cayman Islands Government Gazette.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

        As Merger Sub will hold at least 90% of the total voting power in the Company immediately prior to the Closing and the Merger will be a "short-form" merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Law, which does not require the vote or approval by shareholders if a copy of the Plan of Merger is given to every registered shareholder of the Company, the shareholders will not have the opportunity to vote on the Merger.

No Dissenters' or Appraisal Rights

        As the Merger will be a "short-form" merger pursuant to section 233(7) of the Cayman Islands Companies Law and no shareholder vote on the Merger is required to effect the Merger, the holders of Ordinary Shares (including holders of the Ordinary Shares represented by ADSs) will not be able to follow the statutory procedure to exercise dissenters' rights under section 238 of the Cayman Islands Companies Law, which would otherwise apply if the Merger was a "long-form" merger under Section 233(6) of the Cayman Islands Companies Law if a copy of the Plan of Merger is given to every registered shareholder of the Company. A copy of Section 238 of the Cayman Islands Companies Law is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Law from a licensed Cayman Islands law firm.

Material U.S. Federal Income Tax Consequences

        The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the exchange of Ordinary Shares or ADSs for cash pursuant to the Merger. This summary applies only to U.S. Holders that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), as in effect on the date of this Transaction Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Transaction Statement, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. We have not sought and do not intend to seek any ruling from the U.S. Internal Revenue Service (the "IRS") with respect to the U.S. federal income tax consequences described herein. Therefore, this discussion is not binding on the IRS, and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.

        This discussion does not address any U.S. federal estate, gift, other non-income tax, or Medicare contribution tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to all taxpayers or to particular holders of the Ordinary Shares or ADSs in the light of their particular investment circumstances or if they are subject to special tax rules, including (i) holders that are banks, financial institutions, or insurance companies; regulated investment companies, mutual funds, or real estate investment trusts; brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; or tax-exempt organizations, (ii) holders who own Ordinary Shares or ADSs as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (iii) holders who acquired Ordinary Shares or ADSs in connection with the exercise of employee share options or otherwise as compensation for services, (iv)retirement plans, individual retirement accounts, or other tax-deferred accounts, (v) U.S. expatriates, (vi) holders who are subject to alternative minimum tax, (vii) holders who actually or constructively own 10% or more of the total combined voting power of all classes of the Company's shares entitled to vote or 10% or more of the total combined value of the Company's shares, (viii) the

Rollover Shareholders and (ix) partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

        As used herein, a "U.S. Holder" is any beneficial owner of Ordinary Shares (including Ordinary Shares which are represented by ADSs) that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust which (A) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Ordinary Shares (including Ordinary Shares which are represented by ADSs), the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partner of a partnership holding Ordinary Shares or ADSs is urged to consult its own tax advisor.

        All U.S. Holders of Ordinary Shares or ADSs should consult their own tax advisors regarding the specific tax consequences of the Merger in the light of their particular situations, including the applicability and effect of U.S. federal, state, local, non-U.S. and other laws.

Consequences of the Merger to U.S. Holders

        The receipt of cash by a U.S. Holder of Ordinary Shares or ADSs pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder of Ordinary Shares or ADSs will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the such U.S. Holder receives in the Merger and such U.S. Holder's adjusted tax basis in such U.S. Holder's Ordinary Shares or ADSs. Subject to the discussion below under "Passive Foreign Investment Company Considerations," such gain or loss generally will be long-term capital gain or loss if, at the Effective Time, the U.S. Holder has held such Ordinary Shares or ADSs for more than one year. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized pursuant to the Merger is subject to limitations under the Code.

        If a U.S. Holder acquired different blocks of Ordinary Shares or ADSs at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of such Ordinary Shares or ADSs.

        Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, as described below under "Special Factors—PRC Tax Consequences," any gain from the disposition of ADSs or Ordinary Shares may be subject to PRC income tax. In such event, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC (the "U.S.-PRC Tax Treaty") may elect to treat the gain as PRC source income for foreign tax credit purposes. If the Company is not treated as a resident of the PRC for purposes of the U.S.-PRC Tax Treaty, or a U.S. Holder fails to make the election to treat any gain as PRC source, then the U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Ordinary Shares or ADSs for cash pursuant to the Merger unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of the Ordinary Shares or ADSs, including their eligibility for the benefits of the U.S.-PRC Tax Treaty and the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Considerations

        In general, a non-U.S. corporation will be a passive foreign investment company (a "PFIC") for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, rents, dividends, royalties and net gains from transactions relating to commodities (other than certain active business income, including gains derived by certain dealers in property).

        Based upon the manner in which the Company currently operates its business, the present composition of the Company's income and assets and the estimated value of its assets, including goodwill, the Company does not expect to be a PFIC for its current taxable year. However, the Company's PFIC status is an annual determination that cannot be made until after the close of the applicable taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of its assets on a quarterly basis and the character of each item of income that it earns, and is subject to uncertainty in several respects. Because the Company's PFIC status for any taxable year will depend on the manner in which it operates its business (including the manner and extent to which it hedges its positions with customers) and on the composition of its income and assets and the value of its assets from time to time (the value of which may be determined, in part, by reference to the market price of the ADSs during the relevant year, which may have fluctuated significantly) there can be no assurance that the Company will not be a PFIC for its current taxable year or that the Company was not a PFIC for any prior taxable year. Moreover, there can be no assurance that the IRS will agree with any positions taken by the Company in making this determination for any taxable year.

        If the Company is or was a PFIC for any taxable year during which a U.S. Holder owned Ordinary Shares or ADSs, the Company would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder owned the Ordinary Shares or ADSs, even if the Company ceased to meet the threshold requirements for PFIC status. If the Company is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. Holder held Ordinary Shares or ADSs, and the U.S. Holder has not made a valid mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of an Ordinary Share or ADS generally would be allocated ratably over such U.S. Holder's holding period for the Ordinary Shares or ADSs. The amount allocated to the taxable year of the disposition and to any year before the Company became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

        If the Company is or was a PFIC for any taxable year in which a U.S. Holder held ADSs (but not Ordinary Shares directly) and certain conditions relating to the regular trading of ADSs have been met in the past, a U.S. Holder of ADSs (but not Ordinary Shares directly) may have been able to make a so called "mark-to-market" election with respect to its ADSs. If a U.S. Holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder in the Merger would generally be treated as ordinary income or ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). Because a mark-to-market election cannot be made for any of the Company's subsidiaries that is or may have been a PFIC, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        The Company does not intend to provide U.S. Holders with the information necessary to make a qualified electing fund election for the current taxable year which, if available, could result in a further alternative tax treatment if the Company were a PFIC. Accordingly, a qualified electing fund election will not be available to U.S. Holders.

        If the Company is or was a PFIC for any taxable year during which a U.S. Holder held Ordinary Shares or ADSs, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of ADSs or Ordinary Shares, reporting gains realized with respect to the cash received in the Merger. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the Merger to such U.S. Holder if the Company is a PFIC or has been a PFIC during any prior year in which such U.S. Holder held Ordinary Shares or ADSs.

Information Reporting and Backup Withholding

        Cash payments made to a holder of the Ordinary Shares or ADSs pursuant to the Merger may be subject to information reporting to the IRS and possible U.S. backup withholding at the applicable statutory rate (currently 24%). Backup withholding will not apply, however, if the holder of Ordinary Shares or ADSs is a corporation, is a U.S. Holder who furnishes a correct taxpayer identification number (generally on IRS Form W-9) and makes any other required certification, or is otherwise exempt from backup withholding.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

        Certain U.S. Holders who are individuals (and certain entities controlled by individuals) may be required to report information relating to their ownership of the Ordinary Shares or ADSs, unless the Ordinary Shares or ADSs are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions).

        Each U.S. Holder should consult its own tax advisors regarding the application of the U.S. information reporting and backup withholding rules to such holder.

        All U.S. Holders of the Ordinary Shares or ADSs should consult their own tax advisors regarding the specific tax consequences of the Merger in the light of their particular situations, including the applicability of U.S. federal, state, local, or non-U.S. income and other tax laws.

PRC Tax Consequences

        Based on the current law and practice in the PRC, the Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the "EIT Law") or that the gains recognized on the receipt of consideration for the Ordinary Shares or ADSs should otherwise be subject to PRC tax to holders of such Ordinary Shares or ADSs that are not PRC residents.

        Under the EIT Law, which took effect on January 1, 2008, and was amended on December 29, 2018, enterprises established outside of China whose "de facto management bodies" are located in the PRC are considered "resident enterprises," and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, as amended on April 23, 2019, which defines the "de facto management body" as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies "Circular 82") on April 22, 2009, and as amended on December 29, 2017. Circular

82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a "non-resident enterprise" from transfer of its equity in a PRC resident enterprise, provided that the "non-resident enterprise" does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be sought under applicable Income Tax Treaties with China.

        The Company does not believe it is a resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for the Ordinary Shares or ADSs should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents. However, as there has not been a definitive determination of the Company's status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for such Shares would otherwise be subject to PRC tax to holders of the Ordinary Shares or ADSs that are not PRC tax residents. If the PRC tax authorities were to determine that the Company should be considered a PRC resident enterprise, then gain recognized on the receipt of consideration for the Ordinary Shares or ADSs by holders of Ordinary Shares or ADSs who are not PRC residents could be treated as PRC source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any).

        In addition, under the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises ("Bulletin 7") issued by the State Administration of Taxation, which became effective on February 3, 2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises ("Bulletin 37") issued by the State Administration of Taxation, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (i) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-resident enterprises indirectly transfer PRC resident enterprises' equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises' equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident Ordinary Shares shareholders or ADS holders were involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the Merger consideration to be paid to holders of the Ordinary Shares or ADSs. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for the Ordinary Shares or ADSs, then any gain recognized on the receipt of consideration for such Shares or ADSs pursuant to the Merger by the Company's non-PRC-resident shareholders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

        Holders of the Ordinary Shares or ADSs should consult their own tax advisors for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences.

Cayman Islands Tax Consequences

        The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments executed or brought into the Cayman Islands.

        The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not a party to any double taxation treaties.

        The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Law, 2018 (the "ES Law"), which became effective on 1 January 2019, together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. A "relevant entity" is required to satisfy the economic substance test set out in the ES Law. A "relevant entity" includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands.

MARKET PRICE OF ADSs; DIVIDENDS

Market Price of ADSs

        The following table sets forth the high and low sales prices for ADSs on NASDAQ under the symbol "YIN," for the periods indicated.

	Trading Price Per ADS (US$)
	High	Low
2018
First Quarter	10.86	8.51
Second Quarter	9.92	7.21
Third Quarter	8.54	5.01
Fourth Quarter	7.50	3.97
2019
First Quarter	7.45	4.90
Second Quarter	6.55	3.66
Third Quarter	5.82	4.10
Fourth Quarter	5.60	4.08
2020
First Quarter	6.87	4.63
Second Quarter	6.68	4.63
Third Quarter (through September 15, 2020)	7.29	5.97

        On June 19, 2020, the last trading day prior to the Company's announcement on June 22, 2020 that the Yintech Board had received the going-private proposal, the reported closing price of ADSs on NASDAQ was US$5.29. The merger consideration of US$0.365 per Ordinary Share, or US$7.30 per ADS, represents a premium of 38.13% over the closing price of US$5.29 per ADS on June 19, 2020 and a premium of 29.89% over the average closing price of the Company's ADSs during the 30 trading days through June 19, 2020.

Dividends

        On March 9, 2018, the Yintech Board approved an annual dividend of US$0.40 per ADS to shareholders of record as of the close of business on March 27, 2018, which was paid out in April, 2018. The Company did not declare a dividend in 2019. On March 16, 2020, upon the approval of the Yintech Board, the Company declared an annual dividend of US$0.30 per ADS to shareholders of record as of the close of business on March 31, 2020, which was paid out in April 2020.

        In the event that the Merger Agreement is terminated for any reason and the merger is not consummated, the payment of future dividends will be subject to the discretion of the Yintech Board. Even if the Yintech Board decides to pay dividends, the form, frequency and amount will depend on the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Yintech Board may deem relevant.

 SUMMARY FINANCIAL INFORMATION

        The selected consolidated financial information with respect to the Company set forth below is derived from the audited consolidated financial statements of the Company contained in the Yintech 2019 Form 20-F. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements of the Company (including any related notes) contained in the Yintech 2019 Form 20-F, which are incorporated by reference herein.

Consolidated statements of comprehensive income data

	For the Year Ended December 31,
	2018	2019
	(RMB, in thousands, except per share data)
Revenues
Commissions and fees, net	941,868	1,399,575
Trading gains, net	34,333	207,857
Interest and investment income	18,128	35,000
Other revenues	100,415	49,373

Total revenues	1,094,744	1,691,805

Expenses
Commission expense	(2,012)	(576)
Employee compensation and benefits	(808,292)	(841,205)
Advertising and promotion	(223,265)	(339,755)
Information technology and communications	(32,421)	(33,119)
Occupancy and equipment rental	(115,810)	(98,956)
Taxes and surcharges	(6,455)	(5,893)
Intangible assets amortization	(56,515)	(28,053)
Impairment of goodwill and intangible assets	(639,000)	—
Other expenses	(83,334)	(85,755)

Total expenses	(1,967,104)	(1,433,312)

Income/(loss) before income taxes	(872,360)	258,493

Income tax expense	(1,028)	(127,925)
Net income/(loss)	(873,388)	130,568

Less: Net loss attributable to non-controlling interests	(10,350)	44,888
Net income/(loss) attributable to Yintech	(863,038)	85,680
Earnings/(loss) per share
Basic	(0.60)	0.06
Diluted	(0.60)	0.06

Consolidated balance sheet data

	As of December 31,
	2018	2019
	(RMB, in thousands)
Assets
Cash	257,789	209,507
Entrusted bank balances held on behalf of customers	73,226	89,157
Investment Securities	1,479,109	1,895,874
Deposits with clearing organizations	34,215	20,330
Amount due from related parties	25,000	20,000
Accounts receivable	180,230	164,391
Other current assets	95,865	167,041
current assets	2,145,434	2,566,300
Equipment and leasehold improvements	24,316	13,844
Deferred tax assets	31,239	27,206
Goodwill	637,147	637,835
Intangible assets	330,247	302,613
Operating lease right-of-use assets	—	34,476
Equity method investment	24,730	24,845
Other non-current assets	59,783	58,261
non-current assets	1,107,462	1,099,080

Total assets	3,252,896	3,665,380

Liabilities
Amount due to related parties	—	4,426
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") and VIE's subsidiaries without recourse to the Company of RMB2,283 thousand and RMB768 thousand as of December 31, 2018 and 2019, respectively)	119,469	114,552
Accrued employee benefits (including accrued employee benefits of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB19,708 thousand and RMB58,417 thousand as of December 31, 2018 and 2019, respectively)	189,042	271,965
Income tax payable	51,081	84,408
Other liabilities (including other liabilities of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB62,645 thousand and RMB127,320 thousand as of December 31, 2018 and 2019 respectively)	144,392	181,883
Operating lease liabilities	—	24,124
current liabilities	503,984	681,358
Income tax-UTP Interest	44,334	87,385
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE's subsidiaries without recourse to the Company of RMB 38,287 thousand and RMB 42,177 thousand as of December 31, 2018 and 2019, respectively)	79,618	118,469
Operating lease liabilities	—	6,722
non-current liabilities	123,952	212,576

Total liabilities	627,936	893,934

Shareholders' Equity
Ordinary Shares (USD 0.00001 par value. 3,000,000,000 shares authorized, 1,468,059,155 shares issued and 1,428,942,175 shares outstanding as of December 31, 2018; 1,431,840,215 shares issued and 1,431,078,855 shares outstanding as of December 31, 2019)	96	95
Treasury stock (39,116,980 and 761,360 shares as of December 31, 2018 and 2019, respectively)	(111,169)	(1,737)
Additional paid-in capital	1,927,854	1,830,960
Retained earnings	652,687	738,367
Accumulated other comprehensive income	47,761	50,865
Equity attributable to non-controlling interests	107,731	152,896

Total shareholders' equity	2,624,960	2,771,446

Total liabilities and shareholders' equity	3,252,896	3,665,380

Net Book Value per Company Share

        The net book value per Ordinary Share as of December 31, 2019 was US$0.278 based on 1,431,078,855 Ordinary Shares issued and outstanding.

TRANSACTIONS IN THE SHARES AND ADSs

Purchases by the Company

        On May 30, 2019, the Yintech Board adopted a share repurchase program authorizing the Company to repurchase up to US$20 million of the issued and outstanding ADSs during the 12-month period starting from June 1, 2019. The following table sets forth information about Ordinary Shares (including Ordinary Shares represented by ADSs) purchased by the Company during the past two years.

	Total Number of ADSs Purchased	Range of Prices Paid per ADS (US$)	Average Price Paid per ADS (US$)
Second Quarter 2018	—	—	—
Third Quarter 2018	—	—	—
Fourth Quarter 2018	—	—	—
First Quarter 2019	—	—	—
Second Quarter 2019	92,941	4.24 - 6.43	4.91
Third Quarter 2019	158,151	4.41 - 5.51	4.93
Fourth Quarter 2019	71,368	4.34 - 5.48	5.09
First Quarter 2020	96,604	5.25 - 6.46	5.88
Second Quarter 2020	—	—	—
Third Quarter 2020 (through September 15, 2020)	—	—	—

        Except as described above, there was no purchase of any Ordinary Share or ADS by any Filing Person or any affiliate of such Filing Person during the past two years.

Prior Public Offerings

        Our ADSs, each representing twenty (20) of the Company's Ordinary Shares, have been listed on the NASDAQ since April 27, 2016, under the symbol "YIN." The Company completed its initial public offering of ADSs on April 27, 2016. The Company has not made any underwritten public offering of the Company's securities since then.

Transactions in Prior 60 Days

        Xinzhou Tang, the vice president of the Company, sold an aggregate amount of 2,000 ADSs (representing 40,000 Ordinary Shares) on July 7, 2020 in open market at an average price of US$6.51 per ADS.

        Except as described above and elsewhere in this Transaction Statement, other than the Merger Agreement and agreements entered into in connection therewith, there have been no transactions in the Company's Ordinary Shares or ADSs during the past 60 days by us, any of the Company's officers or directors, any of the Buyer Group members, or any person with respect to which disclosure is provided in "Schedule I—Directors and Executive Officers of Each Filing Person" or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

        The following table sets forth information with respect to the beneficial ownership of the Ordinary Shares as of September 15, 2020 by:

  •
  each of the Company's directors and executive officers;

  •
  each person known to the Company to own beneficially more than 5% of the total issued and outstanding Ordinary Shares; and

  •
  each Filing Person, as applicable.

        The calculations in the shareholder table below are based on 1,462,138,915 Ordinary Shares outstanding as of September 15, 2020.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the Ordinary Shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this Transaction Statement, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of September 15, 2020
	Number	Percentage
Directors and Executive Officers:
Wenbin Chen(1)	405,166,740	27.61%
Ming Yan(1)	300,000,000	20.52%
Ningfeng Chen(1)	300,000,000	20.52%
Feng Li	*	*
Jue Yao	*	*
Lijun Lin	*	*
Yonghong Fan	*	*
Pingsen Chen	4,282,080	0.29%
Jigeng Chen	14,864,320	1.02%
Xinzhou Tang	2,465,800	0.17%
Dikuo Bo	870,020	0.06%
Di Qian	*	*
All directors and executive officers as a group	1,027,883,608	70.05%
Principal Shareholders:
Coreworth Investments Limited(2)	400,000,000	27.36%
Harmony Creek Investments Limited(3)	300,000,000	20.52%
Rich Horizon Investments Limited(4)	300,000,000	20.52%
Sino August Investment Limited(5)	95,081,680	6.50%
Other Filing Persons:
MeMeStar Limited(6)	44,948,455	3.07%
Pan Hou Capital Management Limited(7)	44,600,300	3.05%
Chang Qing Investment Management Company Limited(8)	53,467,360	3.66%
Orchid Filing Persons	40,424,920	2.76%
Fanghai Yu	6,270,400	0.43%
Yu Zou	7,209,140	0.49%
Dongda Zou	5,718,220	0.39%
Qin Wang	11,293,480	0.77%
Youbin Leng	6,739,700	0.46%

*
Less than one percent of the Company's total outstanding Ordinary Shares.

(1)
Mr. Wenbin Chen is the sole shareholder of Coreworth Investments Limited ("Coreworth"), and is deemed to be interested in 400,000,000 Ordinary Shares held by Coreworth. The business address of Mr. Wenbin Chen is 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, People's Republic of China. Mr. Ming Yan is the sole shareholder of Harmony Creek Investments Limited ("Harmony Creek"), and is deemed to be interested in 300,000,000 Ordinary Shares held by Harmony Creek. The business address of Mr. Ming Yan is 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, People's Republic of China. Ms. Ningfeng Chen is the sole shareholder of Rich Horizon Investments Limited ("Rich Horizon"), and is deemed to be interested in 300,000,000 Ordinary Shares held by Rich Horizon. The business address of Ms. Ningfeng Chen is 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, People's Republic of China.

(2)
Coreworth is a company incorporated under the laws of BVI and wholly-owned by Mr. Wenbin Chen. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)
Harmony Creek is a company incorporated under the laws of BVI and wholly-owned by Mr. Ming Yan. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)
Rich Horizon is a company incorporated under the laws of BVI and wholly-owned by Ms. Ningfeng Chen. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)
Sino August Investment Limited ("Sino August") is organized under the laws of the British Virgin Islands. Sino August directly holds 95,081,680 Ordinary Shares. Bingsen Chen is the sole director of Sino August and is deemed to be a beneficial owner of such Ordinary Shares. The address of Sino August's principal office is Room 1706, Shangnan Building, No. 111 Yuntai Road, Pudong New District, Shanghai, People's Republic of China.

(6)
MeMestar is organized under the laws of the British Virgin Islands. MeMeStar directly holds 44,948,455 Ordinary Shares. SINA is the sole shareholder of MeMeStar and is deemed to be a beneficial owner of such Ordinary Shares. The principal business address of SINA and MeMeStar Limited is c/o 7/F, SINA Plaza, No. 8 Courtyard 10 West Xibeiwang E. Road, Haidian District, Beijing 100193, People's Republic of China.

(7)
PHC is organized under the laws of the British Virgin Islands. PHC directly holds 44,600,300 Ordinary Shares. Lanxiang Wang is the sole shareholder of PHC and is deemed to be a beneficial owner of such Ordinary Shares. The principal business address of each of Lanxiang Wang and PHC is c/o 29th Floor, Building 2, 759 Yanggao South Road, Pudong New Area, Shanghai, P.R. China 200090.

(8)
Chang Qing is organized under the laws of the British Virgin Islands. Chang Qing directly holds 53,467,360 Ordinary Shares. Juehao Li is the sole shareholder of Chang Qing and is deemed to be a beneficial owner of such Ordinary Shares. The principal business address of each of Juehao Li and Chang Qing is c/o Room 202, Building 6, No. 3539 Dongfang Road, Pudong New Area, Shanghai, P.R. China 200134.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements, as a result of the various factors, including those identified in (i) the Yintech 2019 Form 20-F, (ii) the Company's earnings releases and unaudited financial results for the first quarter of 2020 included as exhibits to Form 6-K furnished by the Company to the SEC on May 27, 2020, and (iii) as otherwise described in the Company's filings with the SEC from time to time.

WHERE YOU CAN FIND MORE INFORMATION

        The Company is subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers and is required to file with or furnish to the SEC an Annual Report on Form 20-F, current reports on Form 6-K, and other information. Copies of such reports and other information, when so filed with or furnished to the SEC, may be inspected without charge and copies may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The information the Company files with or furnishes to the SEC is also available free of charge on the SEC's website at http://www.sec.gov through the SEC's EDGAR system.

        You also may obtain free copies of the documents the Company files with or furnishes to the SEC by going to the "Investor Relations" section of the Company's website at http://ir.yintech.net/ Our website address is provided as an inactive textual reference only. The information provided on the Company's website is not part of this Transaction Statement and is not incorporated by reference herein unless expressly so incorporated.

        The opinion of Duff & Phelps, the Special Committee's financial advisor, is attached as Exhibit (c)(1) to this Transaction Statement. In addition, Duff & Phelps' opinion will be made available for inspection and copying at the Company's executive offices at the 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong District, Shanghai, 200125, People's Republic of China during the Company's regular business hours by any interested Unaffiliated Security Holder or a representative of any interested Unaffiliated Security Holder who has been so designated in writing.

SCHEDULE 13E-3 ITEMS

ITEM 1.    SUMMARY TERM SHEET

        See:

        "Summary" of this Transaction Statement and

        "Questions and Answers About the Merger" of this Transaction Statement.

ITEM 2.    SUBJECT COMPANY INFORMATION

(a)   Name and Address

        Yintech Investment Holdings Limited is the subject company. See "Summary—The Parties Involved in the Merger" of this Transaction Statement.

(b)   Securities

        The Company is the issuer of the Ordinary Shares, including the Ordinary Shares represented by ADSs. ADSs are traded on the NASDAQ Global Select Market under the symbol "YIN." As of September 15, 2020, there are a total of 1,462,138,915 Ordinary Shares issued and outstanding (which, for the avoidance of doubt, exclude 2,885,280 Ordinary Shares that are held by the Company as treasury shares and 4,032,040 Ordinary Shares issued to the Depositary and reserved for issuance upon exercise or vesting of Company Options or Company RSUs).

(c)   Trading Market and Price

        See "Market Price of ADSs; Dividends" of this Transaction Statement.

(d)   Dividends

        See "Market Price of ADSs; Dividends" of this Transaction Statement.

(e)   Prior Public Offerings

        Not applicable.

(f)    Prior Stock Purchases

        See:

        "Transactions in the Shares and ADSs" of this Transaction Statement; and

        "Special Factors—Related Party Transactions" of this Transaction Statement;

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)   Name and Address

        See:

        "Summary—The Parties Involved in the Merger" of this Transaction Statement; and

        "Schedule I—Directors and Executive Officers of Each Filing Person" of this Transaction Statement.

(b)   Business and Background of Entities

        See:

        "Summary—The Parties Involved in the Merger" of this Transaction Statement; and

        "Schedule I—Directors and Executive Officers of Each Filing Person" of this Transaction Statement.

(c)   Business and Background of Natural Persons

        See "Schedule I—Directors and Executive Officers of Each Filing Person."

ITEM 4.    TERMS OF THE TRANSACTION

(a)
(2) Material Terms

        See:

        "Summary—The Merger Agreement and the Plan of Merger" of this Transaction Statement;

        "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" of this Transaction Statement;

        "Special Factors—Buyer Group's Reasons for the Merger" of this Transaction Statement;

        "Special Factors—No Shareholder Vote Required to Authorize the Plan of Merger and the Merger" of this Transaction Statement;

        "Special Factors—Interests of Certain Persons in the Merger" of this Transaction Statement;

        "Special Factors—Accounting Treatment of the Merger" of this Transaction Statement;

        "Special Factors—Material U.S. Federal Income Tax Consequences" of this Transaction Statement;

        "Questions and Answers About the Merger" of this Transaction Statement; and

        Exhibit (d)(1) to this Transaction Statement ("Agreement and Plan of Merger").

(b)
Purchases

        See:

        "Summary—The Merger Agreement and the Plan of Merger" of this Transaction Statement;

        "Summary—Interests of the Company's Directors and Executive Officers in the Merger" of this Transaction Statement; and

        "Special Factors—Interests of Certain Persons in the Merger—Interests of the Company's Directors and Executive Officers" of this Transaction Statement.

(c)
Different Terms

        See:

        "Summary—The Merger Agreement and the Plan of Merger" of this Transaction Statement;

        "Summary—Interests of the Company's Directors and Executive Officers in the Merger" of this Transaction Statement; and

        Exhibit (d)(1) to this Transaction Statement ("Agreement and Plan of Merger").

(d)
Appraisal Rights

        See "Special Factors—No Dissenters' or Appraisal Rights."

(e)
Provisions for Unaffiliated Security Holders

        None of the Filing Persons intends to grant Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for Unaffiliated Security Holders.

(f)    Eligibility for Listing or Trading

        Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)   Transactions

        See:

        "Special Factors—Related Party Transactions" of this Transaction Statement; and

        "Transactions in the Shares and ADSs" of this Transaction Statement.

(b)   Significant Corporate Events

        See:

        "Summary—The Merger Agreement and the Plan of Merger" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" of this Transaction Statement;

        "Special Factors—Buyer Group's Reasons for the Merger" of this Transaction Statement;

        "Special Factors—Interests of Certain Persons in the Merger" of this Transaction Statement; and

        Exhibit (d)(1) to this Transaction Statement ("Agreement and Plan of Merger").

(c)   Negotiations or Contacts

        See:

        "Summary—The Merger Agreement and the Plan of Merger" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Plans for the Company after the Merger" of this Transaction Statement;

        "Special Factors—Interests of Certain Persons in the Merger" of this Transaction Statement; and

        Exhibit (d)(1) to this Transaction Statement ("Agreement and Plan of Merger").

(e)   Agreements Involving the Subject Company's Securities

        See:

        "Summary—The Merger Agreement and Plan of Merger" of this Transaction Statement;

        "Summary—Financing of the Merger" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Plans for the Company after the Merger" of this Transaction Statement;

        "Special Factors—Interests of Certain Persons in the Merger" of this Transaction Statement;

        "Transactions in the Shares and ADSs" of this Transaction Statement; and

        Exhibit (d)(1) to this Transaction Statement ("Agreement and Plan of Merger").

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)
Use of Securities Acquired

        See:

        "Summary" of this Transaction Statement;

        "Questions and Answers about the Merger" of this Transaction Statement;

        "Special Factors—Buyer Group's Reasons for the Merger" of this Transaction Statement;

        "Special Factors—Effects of the Merger on the Company" of this Transaction Statement;

        "Special Factors—Plans for the Company after the Merger" of this Transaction Statement; and

        Exhibit (d)(1) to this Transaction Statement ("Agreement and Plan of Merger").

(c)
(1)—(8) Plans

        See:

        "Summary—the Merger" of this Transaction Statement;

        "Summary—The Merger Agreement and the Plan of Merger" of this Transaction Statement;

        "Summary—Purposes and Effects of the Merger" of this Transaction Statement;

        "Summary—Financing of the Merger" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" of this Transaction Statement;

        "Special Factors—Buyer Group's Reasons for the Merger" of this Transaction Statement;

        "Special Factors—Effects of the Merger on the Company" of this Transaction Statement;

        "Special Factors—Plans for the Company after the Merger" of this Transaction Statement;

        "Special Factors—Interests of Certain Persons in the Merger" of this Transaction Statement; and

        Exhibit (d)(1) to this Transaction Statement ("Agreement and Plan of Merger").

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

(a)
Purposes

        See:

        "Summary—Purposes and Effects of the Merger" of this Transaction Statement;

        "Special Factors—Plans for the Company after the Merger" of this Transaction Statement;

        "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" of this Transaction Statement; and

        "Special Factors—Buyer Group's Reasons for the Merger" of this Transaction Statement.

(b)
Alternatives

        See:

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" of this Transaction Statement;

        "Special Factors—Position of the Buyer Group as to the Fairness of the Merger" of this Transaction Statement;

        "Special Factors—Buyer Group's Reasons for the Merger" of this Transaction Statement;

        "Special Factors—Alternatives to the Merger" of this Transaction Statement; and

        "Questions and Answers About the Merger—What will be the result if the Merger is not completed?" of this Transaction Statement.

(c)
Reasons

        See:

        "Summary—Purposes and Effects of the Merger" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" of this Transaction Statement;

        "Special Factors—Position of the Buyer Group as to the Fairness of the Merger" of this Transaction Statement;

        "Special Factors—Buyer Group's Reasons for the Merger" of this Transaction Statement;

        "Special Factors—Effects of the Merger on the Company" of this Transaction Statement; and

        "Special Factors—Alternatives to the Merger" of this Transaction Statement.

(d)
Effects

        See:

        "Summary—The Merger Agreement and the Plan of Merger" of this Transaction Statement;

        "Summary—Purposes and Effects of the Merger" of this Transaction Statement;

        "Questions and Answers About the Merger—What will be the result if the Merger is not completed?" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" of this Transaction Statement;

        "Special Factors—Effects of the Merger on the Company" of this Transaction Statement;

        "Special Factors—Primary Benefits and Detriments of the Merger" of this Transaction Statement;

        "Special Factors—Plans for the Company after the Merger" of this Transaction Statement;

        "Special Factors—Effect of the Merger on the Company's Net Book Value and Net Income" of this Transaction Statement;

        "Special Factors—Interests of Certain Persons in the Merger" of this Transaction Statement;

        "Special Factors—Material U.S. Federal Income Tax Consequences" of this Transaction Statement;

        "Special Factors—PRC Tax Consequences" of this Transaction Statement;

        "Special Factors—Cayman Islands Tax Consequences" of this Transaction Statement; and

        Exhibit (d)(1) to this Transaction Statement ("Agreement and Plan of Merger").

ITEM 8.    FAIRNESS OF THE TRANSACTION

(a)
(b) Fairness; Factors Considered in Determining Fairness

        See:

        "Summary—Recommendation of the Special Committee to the Yintech Board" of this Transaction Statement;

        "Summary—Position of the Buyer Group as to Fairness" of this Transaction Statement;

        "Summary—Interests of the Company's Directors and Executive Officers in the Merger" of this Transaction Statement;

        "Summary—Opinion of the Special Committee's Financial Advisor" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" of this Transaction Statement;

        "Special Factors—Position of the Buyer Group as to the Fairness of the Merger" of this Transaction Statement;

        "Special Factors—Opinion of the Special Committee's Financial Advisor" of this Transaction Statement;

        "Special Factors—Interests of Certain Persons in the Merger" of this Transaction Statement;

        "Special Factors—Alternatives to the Merger" of this Transaction Statement; and

        Exhibit (c)(1) to this Transaction Statement ("Opinion of Duff & Phelps as Financial Advisor").

(c)
Approval of Security Holders

        See:

        "Special Factors—No Shareholder Vote Required to Authorize the Plan of Merger and the Merger" of this Transaction Statement.

(d)
Unaffiliated Representative

        See:

        "Summary—Recommendation of the Special Committee to the Yintech Board" of this Transaction Statement;

        "Summary—Opinion of the Special Committee's Financial Advisor" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" of this Transaction Statement; and

        "Special Factors—Opinion of the Special Committee's Financial Advisor" of this Transaction Statement

(e)
Approval of Directors

        See:

        "Summary—Recommendation of the Special Committee to the Yintech Board" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement; and

        "Special Factors—Reasons for the Merger and Position of the Special Committee and the Yintech Board" of this Transaction Statement.

(f)
Other Offers

        Not applicable.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)
Report, Opinion or Appraisal

        See:

        "Summary—Opinion of the Special Committee's Financial Advisor" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Opinion of the Special Committee's Financial Advisor" of this Transaction Statement; and

        Exhibit (c)(1) to this Transaction Statement ("Opinion of Duff & Phelps as Financial Advisor").

(b)
Preparer and Summary of the Report, Opinion or Appraisal

        See:

        "Summary—Opinion of the Special Committee's Financial Advisor" of this Transaction Statement;

        "Special Factors—Background of the Merger" of this Transaction Statement;

        "Special Factors—Opinion of the Special Committee's Financial Advisor" of this Transaction Statement; and

        Exhibit (c)(1) to this Transaction Statement ("Opinion of Duff & Phelps as Financial Advisor").

(c)
Availability of Documents

        See:

        "Where You Can Find More Information" of this Transaction Statement; and

        Exhibit (c)(1) to this Transaction Statement ("Opinion of Duff & Phelps as Financial Advisor").

ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)
Source of Funds

        See:

        "Summary—Financing of the Merger" of this Transaction Statement; and

        "Special Factors—Financing of the Aggregate Merger Consideration and Related Expenses" of this Transaction Statement.

(b)
Conditions

        Not applicable

(c)
Expenses

        See "Special Factors—Fees and Expenses" of this Transaction Statement.

(d)
Borrowed Funds

        Not applicable

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
Securities Ownership

        See:

        "Summary—Share Ownership of the Company's Directors and Executive Officers" of this Transaction Statement;

        "Special Factors—Interests of Certain Persons in the Merger" of this Transaction Statement; and

        "Security Ownership of Certain Beneficial Owners and Management of the Company" of this Transaction Statement.

(b)
Securities Transactions

        See "Transactions in the Shares and ADSs" of this Transaction Statement.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION

(d)
Intent to Tender or Vote in a Going-Private Transaction

        Not applicable.

(e)
Recommendations of Others

        See "Summary—Recommendation of the Special Committee to the Yintech Board" of this Transaction Statement.

ITEM 13.    FINANCIAL STATEMENTS

(a)
Financial Information

        The audited consolidated financial statements of the Company for the year ended December 31, 2018 and the year ended December 31, 2019 are incorporated herein by reference to the Yintech 2019 Form 20-F (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the first quarter of 2020 are incorporated herein by reference to the earnings releases and unaudited financial results included as exhibit to Form 6-K furnished by the Company to the SEC on May 27, 2020.

        See:

        "Summary Financial Information" of this Transaction Statement;

        "Where You Can Find More Information" of this Transaction Statement;

        Exhibit (a)(4) ("Annual Report on Form 20-F for the year ended December 31, 2019 of the Company") to this Transaction Statement;

(b)
Pro Forma Information

        Not applicable.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
Solicitations or Recommendations

        Not applicable.

(b)
Employees and Corporate Assets

        See:

        "Summary—The Parties Involved in the Merger" of this Transaction Statement;

        "Special Factors—Interests of Certain Persons in the Merger" of this Transaction Statement; and

        "Schedule I—Directors and Executive Officers of Each Filing Person."

ITEM 15.    ADDITIONAL INFORMATION

(c)
Other Material Information

  None.

ITEM 16.    EXHIBITS

        The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Press Release issued by Yintech Investment Holdings Limited, dated June 22, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on June 22, 2020)
(a)(2)
Press Release issued by Yintech Investment Holdings Limited, dated July 6, 2020, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on July 6, 2020, 2020)
(a)(3)
Press Release issued by Yintech Investment Holdings Limited, dated August 17, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on August 17, 2020)
(a)(4)	Annual Report on Form 20-F for the year ended December 31, 2019 of the Company, filed with the SEC on April 27, 2020
(c)(1)	Opinion of Duff & Phelps, LLC, dated as of August 17, 2020.
(c)(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the Yintech Investment Holdings Limited, dated as August 17, 2020.
(d)(1)
Agreement and Plan of Merger, dated as of August 17, 2020, by and among Yinke Holdings Ltd, Yinke Merger Co. Ltd and Yintech Investment Holdings Limited (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on August 17, 2020)
(d)(2)
Rollover and Contribution Agreement, dated as of August 17, 2020, by and among each member of the Buyer Group, Parent and Merger Sub (incorporated herein by reference to Exhibit C to Schedule 13D/A filed with the SEC by the Buyer Group on August 19, 2020)
(d)(3)
Consortium Agreement, dated as of August 17, 2020, by and among each member of the Buyer Group (incorporated herein by reference to Exhibit D to Schedule 13D/A filed with the SEC by the Buyer Group on August 19, 2020)
(d)(4)
Limited Guarantee, dated as of August 17, 2020, by and among each of the Founders, Parent and Merger Sub (incorporated herein by reference to Exhibit E to Schedule 13D/A filed with the SEC by the Buyer Group on August 19, 2020)
(f)(1)	Dissenter Rights. See "Special Factors—No Dissenters' or Appraisal Rights."
(f)(2)	Section 238 of the Company Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.
(g)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: October 16, 2020

Yintech Investment Holdings Limited
By:	/s/ JUE YAO
	Name:	Jue Yao
	Title:	Director and Chairwoman of the Special Committee

Yinke Merger Co. Ltd
By:	/s/ WENBIN CHEN
	Name:	Wenbin Chen
	Title:	Director
Yinke Holdings Ltd
By:	/s/ WENBIN CHEN
	Name:	Wenbin Chen
	Title:	Director

Wenbin Chen
/s/ WENBIN CHEN
Coreworth Investments Limited
By:	/s/ WENBIN CHEN
	Name:	Wenbin Chen
	Title:	Authorized Signatory

Yinke Management Holdings Ltd
By:	/s/ WENBIN CHEN
	Name:	Wenbin Chen
	Title:	Authorized Signatory

Ming Yan
/s/ MING YAN
Harmony Creek Investments Limited
By:	/s/ MING YAN
	Name:	Ming Yan
	Title:	Authorized Signatory

Ningfeng Chen
/s/ NINGFENG CHEN
Rich Horizon Investments Limited
By:	/s/ NINGFENG CHEN
	Name:	Ningfeng Chen
	Title:	Authorized Signatory

Bingsen Chen
/s/ BINGSEN CHEN
Sino August Investment Limited
By:	/s/ BINGSEN CHEN
	Name:	Bingsen Chen
	Title:	Director

MeMeStar Limited
By:	/s/ YAN YANG
	Name:	Yan Yang
	Title:	Director
Sina Corporation
By:	/s/ CHARLES GUOWEI CHAO
	Name:	Charles Guowei Chao
	Title:	Chairman of the Board and Chief Executive Officer

Lanxiang Wang
/s/ LANXIANG WANG
Pan Hou Capital Management Limited
By:	/s/ WEIWEI ZHOU
	Name:	Weiwei Zhou
	Title:	Director

Juehao Li
/s/ JUEHAO LI
Chang Qing Investment Management Company Limited
By:	/s/ JUEHAO LI
	Name:	Juehao Li
	Title:	Director

Orchid Asia VI, L.P.
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Authorized Representative
Orchid Asia V Co-Investment, Limited
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Director
OAVI Holdings, L.P.
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Authorized Representative
Orchid Asia VI GP, Limited
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Director
Orchid Asia V Group Management, Limited
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Director
Orchid Asia V Group, Limited
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Director
AREO Holdings Limited
By:	/s/ LAM LAI MING
	Name:	Lam Lai Ming
	Title:	Director

YM Investment Limited
By:	/s/ LAM LAI MING
	Name:	Lam Lai Ming
	Title:	Director
The Li Family (PTC) Limited
By:	/s/ GABRIEL LI
	Name:	Gabriel Li
	Title:	Authorized Signatory

Lam Lai Ming
/s/ LAM LAI MING

Fanghai Yu
/s/ FANGHAI YU
Yu Zou
/s/ YU ZOU
Dongda Zou
/s/ DONGDA ZOU
Qin Wang
/s/ QIN WANG
Youbin Leng
/s/ YOUBIN LENG
Jigeng Chen
/s/ JIGENG CHEN
Pingsen Chen
/s/ PINGSEN CHE
Dikuo Bo
/s/ DIKUO BO
Xinzhou Tang
/s/ XINZHOU TANG

Schedule I

Directors and Executive Officers of Each Filing Person

I. Directors and Executive Officers of the Company

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Wenbin Chen(1)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Co-Founder, Chairman, Chief Executive Officer and Director of the Company	Hong Kong
Ming Yan(2)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Co-Founder and Director of the Company	Hong Kong
Ningfeng Chen(3)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Co-Founder and Director of the Company	Canada
Feng Li(4)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Independent Director of the Company	United States
Jue Yao(5)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Independent Director of the Company	China
Lijun Lin(6)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Independent Director of the Company	China
Yonghong Fan(7)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Independent Director of the Company	China
Pingsen Chen(8)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Vice President of the Company	China

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Jigeng Chen(9)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Vice President of the Company	China
Xinzhou Tang(10)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Vice President of the Company	China
Dikuo Bo(11)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Vice President of the Company	China
Di Qian(12)	3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People's Republic of China	Chief Financial Officer of the Company	China

(1)
Mr. Wenbin Chen is the Company's Founder, Chairman and Chief Executive Officer. Mr. Chen has 19 years of experience in the finance industry. He worked at Fuzhou Tianli Investment Consulting Co., Ltd. from July 1998 to July 2005, with his last position being deputy general manager. Mr. Chen founded Fujian Rulin Information Technology Development Co., Ltd. in July 2005 and served as its general manager until June 2007. Between August 2007 and June 2010, Mr. Chen was Assistant to the Chief Executive Officer of Caifu Software (Beijing) Co., Ltd.

(2)
Mr. Ming Yan is the Company's Founder and director. Mr. Yan has founded a number of entertainment, culture and catering businesses in Beijing, Shanghai and Hong Kong.

(3)
Ms. Ningfeng Chen is the Company's Founder and director. From September 1990 to September 2001, Ms. Chen worked as an engineer at Fuzhou Office of Earthquake Resistance and Fuzhou Urban and Rural Construction Committee. Between September 2001 and September 2003, Ms. Chen served as the chief engineer at Fuzhou Anxinda Engineering Consulting Co., Ltd. She was a North American market research consultant at Shanghai Naide Enterprise Management Consulting between September 2005 and February 2011.

(4)
Mr. Feng Li is an independent director of the Company. Mr. Li has approximately 19 years of experience in business management and financial education. At the University of Michigan Stephen M. Ross School of Business, he was the Ernst & Young Assistant Professor from July 2004 to July 2011 and the Harry Jones Associate Professor with tenure from July 2011 to June 2015. Since July 2015, Mr. Li has been a professor of accounting and director of the Finance MBA Program at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University. Mr. Li was also an independent director and the audit committee financial expert for Sungy Mobile Limited, a company formerly listed on the NASDAQ (NASDAQ: GOMO). Mr. Li is a member of the American Accounting Association.

(5)
Ms. Jue Yao is an independent director of the Company. Ms. Yao has extensive experience in accounting and corporate finance. Ms. Yao was the chief financial officer of Qihoo 360 Technology Co., Ltd., or Qihoo 360, a company formerly listed on the New York Stock Exchange (NYSE: QIHU) and currently listed on the Shanghai Stock Exchange (SSE: 601360), from 2014 to April 2018. From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. From 1999 to 2006, Ms. Yao held various positions, including financial director, at Sohu.com Inc. Since 2006, Ms. Yao has held various positions at Qihoo 360, including as its financial director and vice president of finance from 2008 to 2012 and its co-chief financial officer of Qihoo 360 from 2012 to 2014.

(6)
Mr. Lijun Lin is an independent director of the Company. Mr. Lin is the founder and currently serves as CIO of Loyal Valley Innovation Capital, an investment company founded in November 2015 focusing on investing in entrepreneurship and innovation. Prior to that, Mr. Lin founded China Universal Asset Management Co., Ltd. ("CUAM") in 2005, a leading fund management company in China with US$70 billion under management. He served as CUAM's chief executive officer and chairman of the investment committee from April 2004 to April 2015. Mr. Lin previously also served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator.

(7)
Mr. Yonghong Fan is an independent director of the Company. Mr. Fan is currently the co-chairman of Xiangshan Wealth Institution, a non-profit think tank focused on wealth management research. Mr. Fan has over 31 years of experience in finance and investment industries, including managerial positions in commercial banks, securities firms and fund management.

(8)
Mr. Pingsen Chen is the Company's Vice President. Mr. Chen worked at Guangdong Dafu Investment Management Co., Ltd. and Jiangsu Tianding Investment Management Co., Ltd. from 2006 to 2009. Before co-founding Gold Master (HK) Company Limited ("Gold Master"), Mr. Chen served as manager of Fuzhou Ruixin Investment Management Co., Ltd. during 2011 to 2012. Mr. Chen served as general manager when the Company acquired Gold Master in August 2016. Mr. Chen was appointed as the Company's Vice President in April 2017.

(9)
Mr. Jigeng Chen is the Company's Vice President. He has over 15 years of experience in the financial services industry. Mr. Chen was an investment consultant at Fujian Rulin Investment Management Development Co., Ltd. from April 2004 to December 2007. He worked at a number of companies providing securities software and related services from January 2008 to May 2011, before joining the Company.

(10)
Mr. Xinzhou Tang is the Company's Vice President. He has over 15 years of experience in the financial industry. Before joining the Company, Mr. Tang was the deputy general manager at Hangzhou TOPCJ Financial Investment Consulting Co., Ltd. from August 2011 to March 2012. He served as general manager at the Xiamen subsidiary company of TX Investment Consulting Co., Ltd. during March 2012 to March 2013.

(11)
Mr. Dikuo Bo is the Company's Vice President. Mr. Bo was a manager at Tianli Jicang Cultural Communication Co., Ltd., a company specializing in the sales and investment of collectible cultural products, from May 2000 to July 2004. Mr. Bo co-founded Shanghai Tongguan Information Technology, a company providing financial information and services, in October 2007 and served as its general manager until March 2014.

(12)
Mr. Di Qian is the Company's Chief Financial Officer. He has more than 10 years of accounting and financial management experiences focusing on financial reporting, regulatory compliance, internal control, investor communications and corporate finance. Before joining the Company, Mr. Qian was Vice President and financial controller of Shanghai Dasheng Agricultural Finance, a company listed on the Hong Kong Stock Exchange, since August 2014. He also worked as an audit manager in KPMG Shanghai from August 2006 to August 2014, overseeing the annual audits of public companies and auditor requirements in various industries and companies. Prior to that, Mr. Qian served as the financial analyst in Shanghai Pudong Development Bank.

        During the last five years, none of the Company or any of the Company's directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

II.    Directors and Executive Officers of Parent

        The following table sets forth information regarding the sole director of Parent as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Parent does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Wenbin Chen(1)	3rd Floor, Lujiazui Investment Tower No.360 Pudian Road, Pudong District, Shanghai, 200125, People's Republic of China	Director	Hong Kong

(1)
Wenbin Chen has been the sole director of Yinke Holding Ltd since July 2020.

        During the last five years, neither Parent nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

III.  Directors and Executive Officers of Merger Sub

        The following table sets forth information regarding the sole director of Merger Sub as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Merger Sub does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Wenbin Chen(1)	3rd Floor, Lujiazui Investment Tower No.360 Pudian Road, Pudong District, Shanghai, 200125, People's Republic of China	Director	Hong Kong

(1)
Wenbin Chen has been the sole director of Yinke Holding Ltd since July 2020.

        During the last five years, neither Merger Sub nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

IV.    Directors and Executive Officers of Coreworth Investments Limited

        The following table sets forth information regarding the sole director of Coreworth Investments Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Coreworth Investments Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Wenbin Chen(1)	3rd Floor, Lujiazui Investment Tower No.360 Pudian Road, Pudong District, Shanghai, 200125, People's Republic of China	Director	Hong Kong

(1)
Wenbin Chen has been the sole director of Coreworth Investments Limited for the last five years.

        During the last five years, neither Coreworth Investments Limited nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

V.     Directors and Executive Officers of Yinke Management Holdings Ltd

        The following table sets forth information regarding the sole director of Yinke Management Holdings Ltd as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Yinke Management Holdings Ltd does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Wenbin Chen(1)	3rd Floor, Lujiazui Investment Tower No.360 Pudian Road, Pudong District, Shanghai, 200125, People's Republic of China	Director	Hong Kong

(1)
Wenbin Chen has been the sole director of Yinke Management Holdings Ltd since its incorporation.

        During the last five years, neither Yinke Management Holdings Ltd nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VI.   Directors and Executive Officers of Harmony Creek Investments Limited

        The following table sets forth information regarding the sole director of Harmony Creek Investments Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Harmony Creek Investments Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ming Yan(1)	3rd Floor, Lujiazui Investment Tower No.360 Pudian Road, Pudong District, Shanghai, 200125, People's Republic of China	Director	Hong Kong

(1)
Ming Yan has been the sole director of Harmony Creek Investments Limited for the last five years.

        During the last five years, neither Harmony Creek Investments Limited nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VII. Directors and Executive Officers of Rich Horizon Investments Limited

        The following table sets forth information regarding the sole director of Rich Horizon Investments Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Rich Horizon Investments Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ningfeng Chen(1)	3rd Floor, Lujiazui Investment Tower No.360 Pudian Road, Pudong District, Shanghai, 200125, People's Republic of China	Director	Canada

(1)
Ningfeng Chen has been the sole director of Rich Horizon Investments Limited for the last five years.

        During the last five years, neither Rich Horizon Investments Limited nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VIII.  Directors and Executive Officers of MeMeStar Limited

        The following table sets forth information regarding the sole director of MeMeStar Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, MeMeStar Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Yan Yang(1)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	Director	People's Republic of China

(1)
Yan Yang has been the sole director of MeMeStar Limited since January 2020. Yan Yang has served as the general manager of the administration department of Sina (Shanghai) Enterprise Management Co., Ltd. for the last five years.

        During the last five years, neither MeMeStar Limited nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

IX.   Directors and Executive Officers of Sina Corporation

        The following table sets forth information regarding the directors and executive officers of Sina Corporation as of the date of this Transaction Statement.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Charles Chao(1)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	Chairman of the Board and Chief Executive Officer	United States
Ter Fung Tsao(2)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	Independent Director	Taiwan
Yan Wang(3)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	Independent Director	People's Republic of China
Song-Yi Zhang(4)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	Independent Director	Hong Kong
Yichen Zhang(5)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	Independent Director	Hong Kong
James Jianzhang Liang(6)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	Independent Director	Hong Kong
Bonnie Yi Zhang(7)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	Chief Financial Officer	United States
Hong Du(8)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	President and Chief Operating Officer	People's Republic of China
Qingxu Deng(9)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	Senior Vice President	People's Republic of China
Bin Zheng(10)	7/F, SINA Plaza, No. 8, Courtyard 10, West Xibeiwang E. Road, Haidian District Beijing 100193, People's Republic of China	Senior Vice President	People's Republic of China

(1)
Charles Chao has been the Chairman of the Board of Directors and the Chief Executive Officer of Sina Corporation for the last five years.

(2)
Ter Fung Tsao has been the director of Sina Corporation for the last five years.

(3)
Yan Wang has been the director of Sina Corporation for the last five years.

(4)
Song-Yi Zhang has been the director of Sina Corporation for the last five years.

(5)
Yicheng Zhang has been the director of Sina Corporation for the last five years.

(6)
James Jianzhang Liang has been the director of Sina Corporation since December 2017. Mr. Liang is one of the co-founders and the Executive Chairman of the board of Trip.com Group Ltd (Nasdaq: TCOM), a leading travel service provider in China. He was the chief executive officer of Trip.com Group Ltd from 2000 to January 2006, and from March 2013 to November 2016.

(7)
Bonnie Yi Zhang has been the Chief Financial Officer of Sina Corporation for the last five years.

(8)
Hong Du has been the President and Chief Operating Officer of Sina Corporation for the last five years.

(9)
Qingxu Deng has been the Senior Vice President of Sina Corporation since March 2018. Mr. Deng had served as the Vice President of Sina Corporation from August 2015 to February 2018.

(10)
Bin Zheng has been the Senior Vice President of Human Resources of Sina Corporation since April 2018. From November 2013 to March 2018, Ms. Zheng served as the Vice President of Human Resources of Sina Corporation and was promoted to be an executive officer of SINA in June 2014.

        During the last five years, neither Sina Corporation nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

X.    Directors and Executive Officers of Sino August Investment Limited

        The following table sets forth information regarding the sole director of Sino August Investment Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Sino August Investment Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Bingsen Chen(1)	Sino August Investment Limited, Room 1706, Shangnan Building, No. 111 Yuntai Road, Pudong New District, Shanghai, P.R. China 200126	Director	People's Republic of China

(1)
Bingsen Chen has been the sole director of Sino August Investment Limited since July 6, 2020. Bingsen Chen has served as the general manager of Fujian Jinniu Investment Management Co., Ltd. since March 2015. Fujian Jinniu Investment Management Co., Ltd. is principally engaged in the business of providing investment and consulting services, with its business address at No.16, Hua Cheng Guo Ji, Gulou District, Fuzhou, Fujian, P.R. China.

        During the last five years, neither Sino August Investment Limited nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

XI. Directors and Executive Officers of Pan Hou Capital Management Limited

        The following table sets forth information regarding the directors of Pan Hou Capital Management Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Pan Hou Capital Management Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Weiwei Zhou(1)	29th Floor, Building 2, 759 Yanggao South Road, Pudong New Area, Shanghai, P.R. China 200090	Director	People's Republic of China
Changqing Ye(2)	29th Floor, Building 2, 759 Yanggao South Road, Pudong New Area, Shanghai, P.R. China 200090	Director	People's Republic of China

(1)
Weiwei Zhou has been the sole director of Pan Hou Capital Management Limited since March 2019. Weiwei Zhou has served as the marketing director, director of compliance and risk control, deputy general manager and general manager of Panhou Dongliang (Shanghai) Capital Management Co., Ltd. since July 2015. Panhou Dongliang (Shanghai) Capital Management Co., Ltd. is principally engaged in the business of securities funds investment and management, with its business address at 29th Floor, Building 2, 759 Yanggao South Road, Pudong New Area, Shanghai, P.R. China 200090.

(2)
Changqing Ye has been the director of Pan Hou Capital Management Limited for the last five years.

        During the last five years, neither Pan Hou Capital Management Limited nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

XII. Directors and Executive Officers of Chang Qing Investment Management Company Limited

        The following table sets forth information regarding the sole director of Chang Qing Investment Management Company Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Chang Qing Investment Management Company Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Juehao Li(1)	Room 202, Building 6, No. 3539 Dongfang Road, Pudong New Area, Shanghai, P.R. China 200134	Director	Hong Kong

(1)
Juehao Li has been the director of Chang Qing Investment Management Company Limited since November 2018. Juehao Li attended Hehai University from September 2014 to June 2018.

        During the last five years, neither Chang Qing Investment Management Company Limited nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

 EXHIBIT A
OPINION OF DUFF & PHELPS AS THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR

Confidential	August 17, 2020

Special Committee of the Board of Directors
Yintech Investment Holdings Limited
3rd Floor, Lujiazui Investment Tower
No.360 Pudian Road, Pudong District
Shanghai, 200125
People's Republic of China
Ladies and Gentlemen:

        Yintech Investment Holdings Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands ("Yintech" or the "Company"), has engaged Duff & Phelps, LLC ("Duff & Phelps") to serve as an independent financial advisor to the special committee of independent directors (the "Special Committee") of the board of directors (the "Board of Directors") of the Company (solely in their capacity as members of the Special Committee) to provide an opinion (the "Opinion") as of the date hereof as to the fairness, from a financial point of view, to (i) the holders of ordinary shares, par value US$0.00001 per share, of the Company (each, a "Share" or, collectively, the "Shares"), other than the Excluded Shares and Shares represented by ADSs (each as defined below), and (ii) the holders of American Depositary Shares of the Company, each representing twenty Shares (each, an "ADS" and collectively, "ADSs"), other than ADSs representing the Excluded Shares, of the Merger Consideration (as defined below) to be received by such holders in the Proposed Transaction (as defined below) (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of Shares or ADSs).

Description of the Proposed Transaction

        It is Duff & Phelps' understanding that the Company, Yinke Holdings Ltd, an exempted company incorporated with limited liability under the Laws of the Cayman Islands ("Parent"), and Yinke Merger Co. Ltd, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof, the latest draft of which Duff & Phelps has reviewed is dated August 15, 2020. Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into the Company, whereupon Merger Sub will cease to exist, with the Company surviving the merger and becoming a wholly-owned subsidiary of Parent. In connection with such merger, (i) each Share issued and outstanding (other than the Excluded Shares and Shares represented by ADSs) shall be cancelled in exchange for the right to receive US$0.365 in cash per Share without interest (the "Per Share Merger Consideration") and (ii) each ADS issued and outstanding, together with the underlying Shares represented by such ADSs, shall be cancelled in exchange for the right to receive US$7.30 in cash per ADS without interest (the "Per ADS Merger Consideration", and together with the Per Share Merger Consideration, the "Merger Consideration") (collectively, the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

        For purposes of this Opinion, (i) "Excluded Shares" shall mean, collectively, (a) 1,338,235,875 Shares held by the Rollover Shareholders, (b) Shares held by Parent, Merger Sub, the Company or any of their respective subsidiaries and (c) Shares (including Shares represented by ADSs) held by the Depositary, the Company and the Company's Representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options or Company RSUs; and (ii) "Rollover Shareholders", "subsidiaries", "Depositary", "Representatives", "Company Options" and "Company RSUs" shall have the meanings set forth in the Merger Agreement.

Scope of Analysis

        In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.
Reviewed the following documents:

a.
The Company's annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission ("SEC") for the years ended December 31, 2016 through December 31, 2019 and the Company's unaudited interim financial statements for the three months ended March 31, 2018, March 31, 2019 and March 31, 2020 included in the Company's Form 6-K filed with the SEC;

b.
Unaudited segment financial information for the Company for the years ended December 31, 2016 through December 31, 2019 and for the three months ended March 31, 2018, March 31, 2019 and March 31, 2020, provided by the management of the Company;

c.
Information regarding the Company's investment securities ("Investment Securities"), including, among other information, unaudited book values recorded by the Company as of March 31, 2020 and market values for certain investments as of August 14, 2020, provided by the management of the Company;

d.
A detailed financial projection model for the Company for the years ending December 31, 2020 through December 31, 2025, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company's and the Special Committee's consent, in performing its analysis (collectively, the "Management Projections");

e.
Other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

f.
A letter dated August 15, 2020 from the management of the Company, which made certain representations as to certain historical financial information for the Company, the Investment Securities, and the Management Projections and the underlying assumptions of such projections (the "Management Representation Letter"); and

g.
Documents related to the Proposed Transaction, including a draft of the Merger Agreement dated August 15, 2020;

2.
Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.
Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company's business;

4.
Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

6.
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

        In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company's and the Special Committee's consent:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Company's management, and did not independently verify such information;

2.
Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps, including, without limitation, the Management Projections, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions;

4.
Assumed that information supplied and representations made by the Company's management are substantially accurate regarding the Company, the Investment Securities and the Proposed Transaction;

5.
Assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

6.
Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

        To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

        Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company or the Proposed Transaction.

        Duff & Phelps did not evaluate the Company's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company's perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

        Duff & Phelps is not expressing any opinion as to the market price or value of the Shares or ADSs (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

        In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company's officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

        This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any other person (including security holders of the Company) should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Merger Consideration is within or above a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

        This Opinion is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company and the Special Committee dated July 2, 2020 (the "Engagement Letter"). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

        Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps' fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps' fee is payable upon Duff & Phelps rendering the Opinion at the request of the Special Committee. Pursuant to the Engagement Letter, the Company has also agreed to reimburse certain expenses of Duff & Phelps (subject to a cap) and to indemnify Duff & Phelps for certain liabilities. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

        Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Proposed Transaction is fair, from a financial point of view, to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of Shares or ADSs).

        This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC